Exhibit 2.1

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

among:

AVROBIO, INC.;

ALPINE MERGER SUBSIDIARY, INC.; and

TECTONIC THERAPEUTIC, INC.

Dated as of January 30, 2024

Table of Contents

Section 1. Definitions and Interpretative Provisions		2

1.1	Definitions	2

1.2	Other Definitional and Interpretative Provisions	21

Section 2. Description of Transaction		22

2.1	The Merger	22

2.2	Effects of the Merger	22

2.3	Closing; Effective Time	22

2.4	Organizational Documents; Directors and Officers	22

2.5	Conversion of Company Equity Securities	23

2.6	Contingent Value Right	25

2.7	Closing of the Company’s Transfer Books	25

2.8	Surrender of Company Capital Stock	25

2.9	Calculation of Net Cash and Company Equity Value.	26

2.10	Further Action	27

2.11	Intended Tax Treatment	28

2.12	Withholding	28

2.13	Appraisal Rights	28

Section 3. Representations and Warranties of the Company		28

3.1	Due Organization; Subsidiaries	29

3.2	Organizational Documents	29

3.3	Authority; Binding Nature of Agreement	29

3.4	Vote Required	29

3.5	Non-Contravention; Consents	30

3.6	Capitalization.	31

3.7	Financial Statements	32

3.8	Absence of Changes	33

3.9	Absence of Undisclosed Liabilities	33

3.10	Title to Assets	33

3.11	Real Property; Leasehold	33

3.12	Intellectual Property	33

3.13	Agreements, Contracts and Commitments	36

3.14	Compliance; Permits; Restrictions	38

3.15	Legal Proceedings; Orders	40

3.16	Tax Matters	40

i

3.17	Employee and Labor Matters; Benefit Plans	42

3.18	Environmental Matters	44

3.19	Insurance	45

3.20	No Financial Advisors	45

3.21	Transactions with Affiliates	45

3.22	Privacy and Data Security	45

3.23	Anti-Corruption	46

3.24	Sanctions Laws	46

3.25	No Other Representations or Warranties	47

Section 4. Representations and Warranties of Aspen and Merger Sub		47

4.1	Due Organization; Subsidiaries	47

4.2	Organizational Documents	48

4.3	Authority; Binding Nature of Agreement	48

4.4	Vote Required	48

4.5	Non-Contravention; Consents	48

4.6	Capitalization	49

4.7	SEC Filings; Financial Statements	51

4.8	Absence of Changes	53

4.9	Absence of Undisclosed Liabilities	53

4.10	Title to Assets	53

4.11	Real Property; Leasehold	53

4.12	Intellectual Property	54

4.13	Agreements, Contracts and Commitments	56

4.14	Compliance; Permits; Restrictions	58

4.15	Legal Proceedings; Orders	60

4.16	Tax Matters	61

4.17	Employee and Labor Matters; Benefit Plans	62

4.18	Environmental Matters	64

4.19	Insurance	65

4.20	Transactions with Affiliates	65

4.21	No Financial Advisors	65

4.22	Valid Issuance	65

4.23	Privacy and Data Security	65

4.24	Anti-Corruption	66

4.25	Sanctions Laws	66

4.26	No Other Representations or Warranties	67

Section 5. Certain Covenants of the Parties		67

5.1	Operation of Aspen’s Business	67

5.2	Operation of the Company’s Business	69

5.3	Access and Investigation	71

5.4	No Solicitation	72

5.5	Notification of Certain Matters	73

Section 6. Additional Agreements of the Parties		74

6.1	Registration Statement, Proxy Statement	74

6.2	Company Stockholder Written Consent	75

6.3	Aspen Stockholder Meeting	77

6.4	Efforts; Regulatory Approvals	79

6.5	Company Options; Company Restricted Stock Units; Company Warrants	79

6.6	Employee Benefits	80

6.7	Aspen Equity Awards	81

6.8	Indemnification of Officers and Directors	82

6.9	Disclosure	83

6.10	Listing	84

6.11	Tax Matters	84

6.12	Legends	85

6.13	Officers and Directors	85

6.14	Termination of Certain Agreements and Rights	86

6.15	Section 16 Matters	86

6.16	Allocation Certificate	86

6.17	Obligations of Merger Sub	86

6.18	Covenants Regarding Concurrent Investment	86

Section 7. Conditions Precedent to Obligations of Each Party		87

7.1	Effectiveness of Registration Statement	87

7.2	No Restraints	88

7.3	Stockholder Approval	88

7.4	Listing	88

7.5	Lock-Up Agreements	88

Section 8. Additional Conditions Precedent to Obligations of Aspen and Merger Sub		88

8.1	Accuracy of Representations	88

8.2	Performance of Covenants	89

8.3	Documents	89

8.4	No Company Material Adverse Effect	89

8.5	Company Stockholder Written Consent	89

8.6	Concurrent Investment	89

8.7	FIRPTA Certificate	89

Section 9. Additional Conditions Precedent to Obligation of the Company		89

9.1	Accuracy of Representations	89

9.2	Performance of Covenants	90

9.3	Documents	90

9.4	No Aspen Material Adverse Effect	90

Section 10. Termination		90

10.1	Termination	90

10.2	Effect of Termination	92

10.3	Expenses; Termination Fees	92

Section 11. Miscellaneous Provisions		94

11.1	Non-Survival of Representations and Warranties	94

11.2	Amendment	94

11.3	Waiver	94

11.4	Entire Agreement; Counterparts; Exchanges by Electronic Transmission or Facsimile	95

11.5	Applicable Law; Jurisdiction	95

11.6	Assignability	95

11.7	Notices	95

11.8	Cooperation	96

11.9	Severability	96

11.10	Other Remedies; Specific Performance	96

11.11	No Third-Party Beneficiaries	97

Exhibits:

Exhibit A-1	Form of Aspen Stockholder Support Agreement

Exhibit A-2	Form of Company Stockholder Support Agreement

Exhibit B	Form of Lock-Up Agreement

Exhibit C	Form of Subscription Agreement

Exhibit D	Form of CVR Agreement

Exhibit E	Form of FIRPTA Certificate

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

THIS AGREEMENT AND PLAN OF MERGER AND REORGANIZATION (this “Agreement”) is made and entered into as of January 30, 2024, by and among AVROBIO, Inc., a Delaware corporation (“Aspen”), ALPINE MERGER SUBSIDIARY, INC., a Delaware corporation and wholly owned subsidiary of Aspen (“Merger Sub”), and TECTONIC THERAPEUTIC, INC., a Delaware corporation (the “Company”). Certain capitalized terms used in this Agreement are defined in Section 1.

RECITALS

A. Aspen and the Company intend to effect a merger of Merger Sub with and into the Company (the “Merger”) in accordance with this Agreement and the DGCL. Upon consummation of the Merger, Merger Sub will cease to exist and the Company will become a wholly owned subsidiary of Aspen.

B. The Parties intend that, for U.S. federal (and applicable state and local) income Tax purposes, the Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations, and that this Agreement be, and hereby is, adopted as a “plan of reorganization” for the purposes of Section 368 of the Code and Treasury Regulations Sections 1.368-2(g) and 1.368-3.

C. The Aspen Board has (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Aspen and its stockholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions, including the issuance of shares of Aspen Common Stock to the stockholders of the Company pursuant to the terms of this Agreement, and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of Aspen vote (A) to approve the issuance of shares of Aspen Common Stock to the stockholders of the Company pursuant to the terms of this Agreement, (B) to approve an amendment to the Aspen Charter to effect the Nasdaq Reverse Split and (C) to approve an amendment to the Aspen Charter to provide for the exculpation of officers (the matters in clauses (A) through (C), together with Aspen stockholder action to approve the Equity Plan Proposals when approved by the Aspen Board in accordance with the terms of the definition thereof, the “Aspen Stockholder Matters”, with the Aspen Stockholder Matters set forth in clauses (A) and (B) only being the “Specified Aspen Stockholder Matters”).

D. The Merger Sub Board has (i) determined that the Contemplated Transactions are fair to, advisable, and in the best interests of Merger Sub and its sole stockholder, (ii) approved and declared advisable this Agreement and the Contemplated Transactions and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholder of Merger Sub votes to adopt this Agreement and thereby approve the Contemplated Transactions.

E. The Company Board has (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of the Company and its stockholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of the Company vote to adopt this Agreement and thereby approve the Contemplated Transactions.

F. Concurrently with the execution and delivery of this Agreement and as a condition and inducement to the Company’s willingness to enter into this Agreement, each of the officers, directors and stockholders set forth on Section A of the Aspen Disclosure Schedule (solely in their capacity as stockholders of Aspen) are executing support agreements in favor of the Company in substantially the form attached hereto as Exhibit A-1 (the “Aspen Stockholder Support Agreement”), pursuant to which such Persons have, subject to the terms and conditions set forth therein, agreed to vote all of their shares of capital stock of Aspen (a) to approve the Aspen Stockholder Matters and (b) against any Acquisition Proposal.

G. Concurrently with the execution and delivery of this Agreement and as a condition and inducement to Aspen’s willingness to enter into this Agreement, each of the Persons set forth on Section A of the Company Disclosure Schedule, who collectively hold shares of Company Capital Stock sufficient to adopt and approve this Agreement and the Merger as required under the DGCL and the Organizational Documents of the Company and represent no less than 88% of the voting power of the Company, are executing (solely in their capacity as stockholders of the Company) support agreements in favor of Aspen in substantially the form attached hereto as Exhibit A-2 (each a “Company Stockholder Support Agreement”), pursuant to which such Persons have, subject to the terms and conditions set forth therein, agreed to vote all of their shares of Company Capital Stock (A) to adopt and approve the Merger Agreement, (B) to approve the Contemplated Transactions, (C) to approve an amendment to the Company’ certificate of incorporation to effect the Company Authorized Share Increase, (D) to the extent such Person is entitled to vote or exercise a right to consent with respect to such matter, to effect the Company Preferred Stock Conversion immediately prior to the Company SAFEs Conversion, which Company SAFEs Conversion shall occur immediately prior to the Subscription Agreement Concurrent Investment, (E) to waive any pre-emptive right, right of participation, right of maintenance, anti-dilution right or any similar right as may otherwise be provided to such Stockholder under the Organizational Documents of the Company in connection with any of the Contemplated Transactions, and (F) against any Acquisition Proposal.

H. Concurrently with the execution and delivery of this Agreement and as a condition and inducement to Aspen’s and the Company’s willingness to enter into this Agreement, the Persons listed on Section B of the Company Disclosure Schedule and Section B of the Aspen Disclosure Schedule are executing lock-up agreements in substantially the form attached hereto as Exhibit B (the “Lock-Up Agreement,” and collectively, the “Lock-Up Agreements”).

I. It is expected that within four (4) Business Days after the Registration Statement is declared effective under the Securities Act, the holders of shares of Company Capital Stock sufficient to adopt and approve this Agreement and the Merger as required under the DGCL and the Organizational Documents of the Company will execute and deliver an action by written consent adopting this Agreement, in form and substance reasonably acceptable to Aspen, in order to obtain the Required Company Stockholder Vote.

J. Prior to the date of this Agreement, certain investors (the “Company SAFE Concurrent Investors”) have entered into the Company SAFEs with the Company (the investments contemplated by such Company SAFEs, collectively, the “Company SAFE Concurrent Investment”), pursuant to which such Company SAFEs shall automatically convert into shares of Company Common Stock at the same price per share at which the Concurrent Investment Company Shares are sold pursuant to the Subscription Agreement (which shall be the Public Offering/Conversion Price as defined in the Company SAFEs), in connection with the Closing (such shares of Company Common Stock upon issuance to such Company SAFE Concurrent Investors, the (“Company SAFE Concurrent Investment Company Shares”). In addition, concurrently with the execution and delivery of this Agreement, certain investors (the “Subscription Agreement Concurrent Investors” and, together with the Company SAFE Concurrent Investors, the “Concurrent Investors”) have entered into a Subscription Agreement (the “Subscription Agreement”) in the form attached hereto as Exhibit C among the Company and the Persons named therein, pursuant to which such Persons have agreed to purchase in the amounts set forth therein shares of Company Common Stock at the Specified Time (collectively, the “Subscription Agreement Concurrent Investment”). The Company SAFEs and the Subscription Agreement are collectively referred to herein as the “Concurrent Investment Agreements”. The Company SAFE Concurrent Investment and the Subscription Agreement Concurrent Investment are collectively referred to herein as the “Concurrent Investment”. The shares of Company Common Stock so issued to Company SAFE Concurrent Investors upon the automatic conversion of their Company SAFEs and to Subscription Agreement Concurrent Investors in accordance with the Subscription Agreement are referred to collectively herein as the “Concurrent Investment Company Shares”.

AGREEMENT

The Parties, intending to be legally bound, agree as follows:

Section 1. Definitions and Interpretative Provisions.

1.1 Definitions.

(a) For purposes of this Agreement (including this Section 1):

“Acceptable Confidentiality Agreement” means a confidentiality agreement containing terms not materially less restrictive in the aggregate to the counterparty thereto than the terms of the Confidentiality Agreement, except such confidentiality agreement need not contain any standstill, non-solicitation or no-hire provisions. Notwithstanding the foregoing, a Person who has previously entered into a confidentiality agreement with Aspen relating to a potential Acquisition Proposal on terms that are not materially less restrictive than the Confidentiality Agreement, in the aggregate, shall not be required to enter into a new or revised confidentiality agreement, and such existing confidentiality agreement shall be deemed to be an Acceptable Confidentiality Agreement.

“Acquisition Inquiry” means, with respect to a Party, an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by the Company, on the one hand, or Aspen, on the other hand, to the other Party) that could reasonably be expected to lead to an Acquisition Proposal.

“Acquisition Proposal” means, with respect to a Party, any offer or proposal, whether written or oral, contemplating or otherwise relating to any Acquisition Transaction with such Party.

“Acquisition Transaction” means, with respect to a Party, any transaction or series of related transactions (other than the Contemplated Transactions and, with respect to Aspen, any Aspen Pre-Closing Transaction) involving:

(a) any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction: (i) in which such Party is a constituent Entity, (ii) in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing 20% or more of the outstanding shares of Aspen Common Stock (in the case of Aspen) or Company Capital Stock (in the case of the Company) or (iii) in which such Party or any of its Subsidiaries issues securities representing 20% or more of the outstanding shares of Aspen Common Stock (in the case of Aspen) or Company Capital Stock (in the case of the Company); or

(b) any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the fair market value of the assets of such Party and its Subsidiaries, taken as a whole (as determined by such Party’s board of directors or a committee thereof).

For the avoidance of doubt, any transactions, series of related transactions, agreement or discussion entered into or proposed to enter into by the Company for purposes of raising capital that is otherwise in accordance with the terms of this Agreement shall not be deemed an Acquisition Transaction.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person. As used in this definition, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”) means possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Anti-Corruption Laws” means (i) the Foreign Corrupt Practices Act of 1977, as amended, the Anti-Kickback Act of 1986 and all other applicable Laws of similar effect, and the related rules, regulations and published interpretations thereunder, (ii) all applicable anti-money laundering laws, and the related rules, regulations and published interpretations thereunder, and (iii) all applicable anti-terrorism financing laws, and the related rules, regulations and published interpretations thereunder.

“Anticipated Closing Date” means the anticipated Closing Date, as agreed upon in good faith by Aspen and the Company.

“Aspen Associate” means any current or former employee, independent contractor, officer or director of Aspen or any of its Subsidiaries.

“Aspen Balance Sheet” means the audited balance sheet of Aspen as of December 31, 2022, included in Aspen’s Annual Report on Form 10-K for the year ended December 31, 2022, as filed with the SEC.

“Aspen Board” means the board of directors of Aspen.

“Aspen Capitalization Representations” means the representations and warranties of Aspen and Merger Sub set forth in Sections 4.6(a) and 4.6(d).

“Aspen Charter” means the Fourth Amended and Restated Certificate of Incorporation of Aspen effective as of June 25, 2018.

“Aspen Closing Price” means the volume weighted average closing trading price of a share of Aspen Common Stock on Nasdaq for the five (5) consecutive trading days ending three (3) trading days immediately prior to the date of the public announcement of this Agreement.

“Aspen Common Stock” means the common stock, $0.0001 par value per share, of Aspen.

“Aspen Contract” means any Contract: (a) to which Aspen is a party, (b) by which Aspen or any Aspen Intellectual Property or any other asset of Aspen is bound or under which Aspen has any obligation or (c) under which Aspen has or may acquire any right or interest.

“Aspen Employee Plan” means any Employee Plan that Aspen or any of its Subsidiaries (i) sponsors, maintains, administers, or contributes to, or (ii) provides benefits under or through, or (iii) has any obligation to contribute to or provide benefits under or through, or (iv) may reasonably be expected to have any Liability, or (v) utilizes to provide benefits to or otherwise cover any current or former employee, officer, director or other service provider of Aspen or any of its Subsidiaries (or their spouses, dependents, or beneficiaries).

“Aspen Fundamental Representations” means the representations and warranties of Aspen and Merger Sub set forth in Sections 4.1(a), 4.1(b), 4.2, 4.3, 4.4 and 4.21.

“Aspen Intellectual Property” means (i) any and all Intellectual Property owned or purported to be owned, solely or jointly, by Aspen (“Aspen Owned Intellectual Property”), and (ii) any and all Intellectual Property owned by any other Person and licensed or purported to be licensed to Aspen or to which Aspen has or purports to have any other right (“Aspen Licensed Intellectual Property”).

“Aspen Key Employee” means (i) an executive officer of Aspen; and (ii) any employee of Aspen that reports directly to the Aspen Board or to an executive officer of Aspen.

“Aspen Pre-Closing Assets” means those assets of Aspen, to the extent existing as of immediately prior to the Closing, relating to (a) Aspen’s plato manufacturing platform, (b) Aspen’s AVR-RD-01 (Fabry), AVR-RD-02 (Gaucher), and/or AVR-RD-03 (Pompe) research and development programs, and (c) Aspen’s Intellectual Property set forth in Section 4.12(a) of the Aspen Disclosure Schedule.

“Aspen Material Adverse Effect” means any Effect that, considered together with all other Effects that have occurred prior to the date of determination of the occurrence of the Aspen Material Adverse Effect, has or would reasonably be expected to have a material adverse effect on the business, financial condition, assets, liabilities or results of operations of Aspen or any of its Subsidiaries, taken as a whole; provided, however, that Effects arising or resulting from the following shall not be taken into account in determining whether there has been an Aspen Material Adverse Effect: (a) the announcement of this Agreement or the pendency of the Contemplated Transactions, (b) any change in the stock price or trading volume of Aspen Common Stock (it being understood, however, that any Effect causing or contributing to any change in stock price or trading volume of Aspen Common Stock may be taken into account in determining whether an Aspen Material Adverse Effect has occurred, unless such Effects are otherwise excepted from this definition), (c) the taking of any action, or the failure to take any action, by Aspen that is required to comply with the terms of this Agreement, (d) any natural disaster, calamity or epidemics, pandemics (including COVID-19 and any precautionary or emergency measures, recommendations, protocols or orders taken or issued by any Person in response to COVID-19) or other force majeure events, or any act or threat of terrorism or war, any armed hostilities or terrorist activities (including any escalation or general worsening of any of the foregoing) anywhere in the world, or any governmental or other response or reaction to any of the foregoing, (e) any change in GAAP or applicable Law or the interpretation thereof, (f) general economic or political conditions or conditions generally affecting the industries in which Aspen or any of its Subsidiaries operates (other than to the extent contemplated by the succeeding clause (g)), (g) any government shutdown or slowdown, (h) the sale or winding down of the Aspen’s business or operations as they exist prior to the Closing, and the sale, license or other disposition of the Aspen Pre-Closing Assets in compliance with the terms of this Agreement and applicable Law, or (i) any change in the cash position of Aspen and its Subsidiaries which results from operations in the Ordinary Course of Business; except, in each case with respect to clauses (d), (e) and (f), to the extent materially and disproportionately affecting Aspen and any its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which Aspen or any of its Subsidiaries operates.

“Aspen Net Cash” means, without duplication, (i) Aspen’s cash and cash equivalents and marketable securities as of immediately prior to the Closing and determined in accordance with GAAP, in a manner consistent with the manner in which such items were historically determined and in accordance with Aspen’s financial statements, plus (ii) all prepaid expenses or deposits of Aspen and its Subsidiaries set forth on Section 1.1(b)(i) of the Aspen Disclosure Schedule, minus (iii) the sum of all cash payments actually required to be made by Aspen under its contractual obligations as set forth on Section 1.1(b)(ii) of the Aspen Disclosure Schedule to the extent unpaid as of immediately prior to the Closing, minus (iv) all unpaid liabilities accrued at the Closing Date required to be set forth on a balance sheet calculated in accordance with GAAP, in each case determined in accordance with GAAP and, to the extent in accordance with GAAP, in a manner consistent with the manner in which such items were historically determined and in accordance with Aspen’s financial statements (which shall include, without limitation, all indebtedness for borrowed money, liabilities evidenced by bonds, debentures, notes or similar instruments, liabilities upon which interest charges are customarily paid, liabilities in respect of liabilities of others that are secured by any lien or security interest on Aspen’s property, liabilities for Taxes relating to the disposition of the Aspen Pre-Closing Assets, and any guarantees relating to each of the foregoing), minus (v) the Transaction Expenses of Aspen to the extent unpaid as of the Closing; minus (vi) the unpaid cash cost of any change in control payments, severance payments, bonus payments or retention payments payable to employees of Aspen (whether “single” or “double” trigger) (including, without limitation, (a) a reasonable estimate of payment or reimbursement by Aspen for continued coverage under any employee benefit plan in existence immediately prior to the Closing (excluding any such plan contemplated by the Equity Plan Proposals) and (b) including the employer portion of any employment, payroll or similar Taxes with respect to all such compensation), minus (vii) all Liabilities with respect to Aspen’s or any of its Subsidiaries’ payment obligations pursuant to real estate leases, minus (viii) any unpaid premium of (x) the “D&O tail policy” pursuant to Section 6.8(d) and (y) the clinical trial liability insurance tail policy, minus (ix) any unpaid Taxes of Aspen and its Subsidiaries for Tax periods (or portions thereof) ending on or before the Closing and which are accrued in accordance with GAAP as of immediately prior to Closing (unless otherwise required by Law), minus (x) all unpaid costs and expenses (including a reasonable estimate of any Taxes) relating to the winding down of any portion of Aspen’s pre-Closing business, which is either not to be held for sale after the Closing Date or subject to the terms of the CVR Agreement, minus (xi) any unpaid income withholding Taxes or employer portion of payroll or employment Taxes incurred in connection with the grant, exercise, conversion, settlement or cancellation of any RSUs, options, equity compensation and other change in control or severance payments (including any bonuses payable), minus (xii) all withholding Taxes payable in connection with the distribution of any contingent value rights to any former Aspen shareholder, minus (xiii) all amounts paid prior to, or actually incurred as of, the Closing not otherwise already reducing cash and cash equivalents, by Aspen as a result of any Aspen Transaction Litigation, plus (xiv) any amount of Company Portion paid by Aspen or its Subsidiaries prior to the Closing, minus (xv) 80% of the IP Expense Fund (as defined in the CVR Agreement).

“Aspen Options” means options to purchase shares of Aspen Common Stock granted by Aspen whether or not granted pursuant to any Aspen Stock Plan.

“Aspen Outbound License” means any Aspen Contract pursuant to which Aspen grants any license or any other right or immunity (including any sublicense, option, right of first refusal or other preferential right or covenant not to sue) under any Aspen Intellectual Property that is material to the business of Aspen taken as a whole to any other Person, in each case, other than any (a) outbound non-exclusive license agreements entered into in the ordinary course of business consistent with past practice and where the grants of rights are (i) solely to commercial service providers to perform services for Aspen or (ii) incidental to any assays or other materials obtained from third parties under material transfer agreements or other similar contracts, in each case, consistent with industry standard, and (b) agreements between any of Aspen or any Subsidiary thereof and another Subsidiary of Aspen.

“Aspen Product” means any pharmaceutical, biological or medicinal therapy, compound, drug, product candidate or product that is being developed, researched, manufactured, tested, licensed, offered, marketed, sold, or distributed by or on behalf of Aspen, including any discovery or clinical programs or platforms and the therapies and compounds made and tested in such programs, including through collaboration with others, or through compassionate use/named patient activities.

“Aspen Restricted Stock Units” means any equity award of restricted stock units with respect to Aspen Common Stock that represents the right to receive in the future shares of Aspen Common Stock granted by Aspen whether or not granted pursuant to any Aspen Stock Plan.

“Aspen Triggering Event” shall be deemed to have occurred if: (a) Aspen shall have failed to include in the Proxy Statement the Aspen Board Recommendation, (b)(i) the Aspen Board or any committee thereof shall have made an Aspen Board Adverse Recommendation Change or (ii) the Aspen Board or any committee thereof shall have approved, endorsed or recommended any Acquisition Proposal with respect to an acquisition of Aspen (other than by the Company or an Affiliate thereof and other than actions made in compliance with Section 5.4 and Section 6.3 (except for an Aspen Board Adverse Recommendation Change)), (c) Aspen shall have entered into any letter of intent or similar document or any similar Contract relating to any Acquisition Proposal (other than an Acceptable Confidentiality Agreement permitted pursuant to Section 5.4) or (d) upon willful and material breach of Aspen’s obligations set forth in the first sentence of Section 5.4(a).

“Business Day” means any day other than a day on which banks in the State of New York are authorized or obligated to be closed.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as set forth in Section 4980B of the Code and Section 6 of Title I of ERISA.

“Code” means the Internal Revenue Code of 1986, as amended.

“Collaboration Partner” means any research, development, collaboration or similar commercialization partner of the Company or its Subsidiaries with respect to the Company Products or of Aspen or its Subsidiaries with respect to the Aspen Products, as applicable.

“Company Associate” means any current employee, independent contractor, officer or director of the Company or any of its Subsidiaries.

“Company Authorized Share Increase” means an increase in the number of authorized shares of Company Common Stock from 11,947,558 shares of Company Common Stock to 30,000,000 shares of Company Common Stock or such other number of shares of Company Common Stock as may be mutually agreed in writing by the Company and Aspen.

“Company Board” means the board of directors of the Company.

“Company Capital Stock” means the Company Common Stock and the Company Preferred Stock.

“Company Capitalization Representations” means the representations and warranties of the Company set forth in Sections 3.6(a) and 3.6(d).

“Company Common Stock” means the Common Stock, $0.0001 par value per share, of the Company.

“Company Contract” means any Contract: (a) to which the Company or any of its Subsidiaries is a Party, (b) by which the Company or any of its Subsidiaries is bound or under which the Company or any of its Subsidiaries has any obligation or (c) under which the Company or any of its Subsidiaries has any right or interest.

“Company Convertible Notes” means the convertible promissory notes in respect of shares of Company Capital Stock issued by the Company, as amended or supplemented (for the avoidance of doubt, (i) other than Company Options and (ii) including the Company SAFEs).

“Company Employee Plan” means any Employee Plan that the Company or any of its Subsidiaries (i) sponsors, maintains, administers, or contributes to, or (ii) provides benefits under or through, or (iii) has any obligation to contribute to or provide benefits under or through, or (iv) may reasonably be expected to have any Liability, or (v) utilizes to provide benefits to or otherwise cover any current or former employee, officer, director or other service provider of the Company or any of its Subsidiaries (or their spouses, dependents, or beneficiaries).

“Company Equity Incentive Plan” means the Company’s 2019 Equity Incentive Plan.

“Company Exclusively Licensed Intellectual Property” means any and all Company Licensed Intellectual Property that is, or is purported to be, exclusively licensed to the Company, or to which the Company has or purports to have any other exclusive right, but excluding agreements between any of the Company or any Subsidiary thereof and another Subsidiary of the Company.

“Company Fundamental Representations” means the representations and warranties of the Company set forth in Sections 3.1(a), 3.1(b), 3.2, 3.3, 3.4 and 3.20.

“Company Inbound License” means any Company Contract pursuant to which the Company is granted any license or obtains any other right or immunity (including any sublicense, option, right of first refusal or other preferential right or covenant not to be sued) under (a) any Intellectual Property of any other Person that is material to the business of the Company taken as a whole (or to the further research, development and commercialization of Company Products as currently planned by Company), in each case, other than (i) agreements between the Company and its employees or consultants, with this exception limited to the extent of the assignment of Intellectual Property created by such individuals to the Company thereunder and (ii) agreements for any Third Party non-customized commercially available object code software licensed to the Company on generally available, standard commercial pricing and other terms for less than $250,000; or (b) any Company Exclusively Licensed Intellectual Property.

“Company Intellectual Property” means (i) any and all Intellectual Property owned or purported to be owned, solely or jointly, by any the Company (“Company Owned Intellectual Property”), and (ii) any and all Intellectual Property owned by any other Person and licensed or purported to be licensed to the Company or to which the Company has or purports to have any other right (“Company Licensed Intellectual Property”).

“Company Key Employee” means (i) any executive officer of the Company or any of its Subsidiaries; and (ii) any employee of the Company or any of its Subsidiaries that reports directly to the Company Board.

“Company Material Adverse Effect” means any Effect that, considered together with all other Effects that have occurred prior to the date of determination of the occurrence of a Company Material Adverse Effect, has or would reasonably be expected to have a material adverse effect on the business, financial condition, assets, liabilities or results of operations of the Company or its Subsidiaries, taken as a whole; provided, however, that Effects arising or resulting from the following shall not be taken into account in determining whether there has been a Company Material Adverse Effect: (a) the announcement of this Agreement or the pendency of the Contemplated Transactions, (b) the taking of any action, or the failure to take any action, by the Company that is required to comply with the terms of this Agreement, (c) any natural disaster, calamity or epidemics, pandemics (including COVID-19 and any precautionary or emergency measures, recommendations, protocols or orders taken or issued by any Person in response to COVID-19) or other force majeure events, or any act or threat of terrorism or war, any armed hostilities or terrorist activities (including any escalation or general worsening of any of the foregoing) anywhere in the world or any governmental or other response or reaction to any of the foregoing, (d) any change in GAAP or applicable Law or the interpretation thereof, (e) any change in the cash position of the Company and its Subsidiaries which results from operations in the Ordinary Course of Business, or (f) general economic or political conditions or conditions generally affecting the industries in which the Company and its Subsidiaries operate; except in each case with respect to clauses (c), (d) and (f), to the extent disproportionately affecting the Company and its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which the Company and its Subsidiaries operate.

“Company Merger Shares” means, subject to Section 2.5(f), the product determined by multiplying (i) the Post-Closing Aspen Shares by (ii) the Company Allocation Percentage, in which:

•	“Aggregate Valuation” means the sum of (i) the Company Valuation plus (ii) the Aspen Valuation.

•	“Aspen Allocation Percentage” means the quotient (expressed as a percentage and rounded to eight decimal places) determined by dividing (i) the Aspen Valuation by (ii) the Aggregate Valuation.

•	“Aspen Equity Value” means $77,500,000.

•

“Aspen Outstanding Shares” means, subject to Section 2.5(f) (including, without limitation, the effects of the Nasdaq Reverse Split), the total number of shares of Aspen Common Stock outstanding immediately prior to the Effective Time, expressed on a fully-diluted and as-converted-to-Aspen Common Stock basis, and assuming, without limitation or duplication, (i) the issuance of shares of Aspen Common Stock in respect of all Aspen Options, warrants or other rights to receive shares, whether conditional or unconditional, that will be outstanding as of immediately prior to the Effective Time, calculated on a treasury stock method basis, (ii) the settlement in shares of Aspen Common Stock of Aspen Restricted Stock Units outstanding as of immediately prior to the Effective Time on a net settlement basis as provided in Section 6.7, and (iii) the exclusion of shares of Aspen Common Stock held immediately prior to the Effective Time by Aspen as treasury stock or in connection with any unallocated equity pool or by the Company, any of its Subsidiaries or any Subsidiary of Aspen. Notwithstanding any of the foregoing, no Out of the Money Aspen Options or performance based Aspen Restricted Stock Units for which the performance condition has not been met as of the Effective Time and no shares reserved for issuance under the Equity Plan Proposals shall be included in the total number of shares of Aspen Common Stock outstanding for purposes of determining the Aspen Outstanding Shares.

•	“Aspen Valuation” means (i) the Aspen Equity Value minus (ii) the Lower Aspen Net Cash Amount (if any) plus (iii) the Upper Aspen Net Cash Amount (if any).

•	“Company Allocation Percentage” means the quotient (expressed as a percentage and rounded to eight decimal places) determined by subtracting (i) the Aspen Allocation Percentage from (ii) 100 percent.

•	“Company Equity Value” means $140,000,000.

•

“Company Outstanding Shares” means, subject to Section 2.5(f), the total number of shares of Company Common Stock outstanding immediately prior to the Effective Time, expressed on a fully-diluted and as-converted-to-Company Common Stock basis (including, without limitation, after giving effect to the Company SAFEs Conversion and the Company Preferred Stock Conversion), and assuming, without limitation or duplication, (i) the inclusion of Concurrent Investment Company Shares, (ii) the issuance of shares of Company Common Stock in respect of all Company Options, or other rights to receive shares, whether conditional or unconditional, that will be outstanding as of immediately prior to the Effective Time, calculated on a treasury stock method basis, and (iii) the exclusion of shares of Company Common Stock held immediately prior to the Effective Time by the Company as treasury stock or in connection with any unallocated equity pool or by Aspen, any of its Subsidiaries or any Subsidiary of the Company.

•	“Company Valuation” means (i) the Company Equity Value plus (ii) the Concurrent Investment Proceeds.

•	“Exchange Ratio” means the ratio (rounded to eight decimal places) equal to the quotient obtained by dividing (i) the Company Merger Shares by (ii) the Company Outstanding Shares.

•	“Lower Aspen Net Cash Amount” means, if Aspen Net Cash is less than the Lower Target Aspen Net Cash, then the amount, if any, that the Target Aspen Net Cash exceeds the Aspen Net Cash.

•	“Lower Target Aspen Net Cash” means $64,500,000.

•	“Post-Closing Aspen Shares” means the quotient determined by dividing (i) the Aspen Outstanding Shares by (ii) the Aspen Allocation Percentage.

•	“Target Aspen Net Cash” means $65,000,000.

•	“Upper Aspen Net Cash Amount” means, if Aspen Net Cash is greater than the Upper Target Aspen Net Cash, then the amount, if any, that the Aspen Net Cash exceeds the Target Aspen Net Cash.

•	“Upper Target Aspen Net Cash” means $65,500,000.

For the avoidance of doubt, the Concurrent Investment Proceeds shall not be included in the calculation or determination of the Company Equity Value, the Aspen Valuation or any component thereof. Set forth on Annex A attached hereto is an illustrative example of the calculation of Company Merger Shares.

“Company Options” means options to purchase shares of Company Capital Stock issued by the Company pursuant to the Company Equity Incentive Plan (for the avoidance of doubt, other than Company Convertible Notes).

“Company Outbound License” means any Company Contract pursuant to which the Company grants any license or any other right or immunity (including any sublicense, option, right of first refusal or other preferential right or covenant not to sue) under any Company Intellectual Property that is material to the business of the Company taken as a whole to any other Person, in each case, other than any (a) outbound non-exclusive license agreements entered into in the ordinary course of business consistent with past practice and where the grants of rights are (i) solely to commercial service providers to perform services for the Company or (ii) incidental to any assays or other materials obtained from third parties under material transfer agreements or other similar contracts, in each case, consistent with industry standard, and (b) agreements between any of the Company or any Subsidiary thereof and another Subsidiary of the Company.

“Company Preferred Stock” means the Preferred Stock, $0.0001 par value per share, of the Company.

“Company Product” means any pharmaceutical, biological or medicinal therapy, compound, drug, product candidate or product that is being developed, researched, manufactured, tested, licensed, offered, marketed, sold, or distributed by or on behalf of the Company or its Subsidiaries, including any discovery or clinical programs or platforms and the therapies and compounds made and tested in such programs, including through collaboration with others, or through compassionate use/named patient activities.

“Company Restricted Stock” means any shares of Company Common Stock that are unvested or are subject to a repurchase option, risk of forfeiture or other condition on title or ownership under any applicable restricted stock purchase agreement or other Company Material Contract.

“Company Restricted Stock Unit” means a restricted stock unit of the Company, whether issued pursuant to the Company Equity Incentive Plan or otherwise (for the avoidance of doubt, other than Company Convertible Notes, Company Options or Company Warrants).

“Company SAFEs” means those certain simple agreements for future equity by and between the Company and the holders party thereto in the aggregate principal amount of $34,125,000 and listed as part of the definition of “Safes” in Subsection 3.21 of the Company Disclosure Schedule.

“Company Triggering Event” shall be deemed to have occurred if: (a) the Company Board or any committee thereof shall have made a Company Board Adverse Recommendation Change or approved, endorsed or recommended any Acquisition Proposal with respect to the Company (other than by Aspen or an Affiliate thereof and other than actions made in compliance with Section 5.4), (b) the Company shall have entered into any letter of intent or similar document or any Contract relating to any Acquisition Proposal with respect to the Company (other than an Acceptable Confidentiality Agreement permitted pursuant to Section 5.4) or (c) upon willful and material breach of the Company’s obligations set forth in the first sentence of Section 5.4(a).

“Company Warrants” means warrants to purchase shares of Company Capital Stock issued by the Company (for the avoidance of doubt, other than Company Convertible Notes, Company Restricted Stock Units or Company Options).

“Concurrent Investment Amount” means $114,500,000.

“Concurrent Investment Proceeds” means the collective proceeds actually resulting from (i) the Subscription Agreement Concurrent Investment and (ii) the Company SAFE Concurrent Investment.

“Confidentiality Agreement” means the Confidentiality Agreement, dated as of October 24, 2023, between the Company and Aspen.

“Consent” means any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

“Contemplated Transactions” means the Merger and the other transactions contemplated by this Agreement, including the CVR Agreement, any Aspen Pre-Closing Transaction and the Concurrent Investment.

“Contract” means, with respect to any Person, any written agreement, contract, subcontract, lease (whether for real or personal property), mortgage, license, or other legally binding commitment or undertaking of any nature to which such Person is a party or by which such Person or any of its assets are bound or affected under applicable Law.

“DGCL” means the General Corporation Law of the State of Delaware.

“Drug Governmental Authority” means any Governmental Authority having jurisdiction over the safety, efficacy, approval, research, development, testing, labeling, manufacture, packaging, import, export, storage, sale, commercialization or distribution of Company Products or Aspen Products, such as the FDA, the European Medicines Agency, or the United Kingdom Medicines and Healthcare Products Regulatory Agency.

“Effect” means any effect, change, event, circumstance, or development.

“Employee Plan” means (i) each “employee benefit plan,” as defined in Section 3(3) of ERISA (whether or not subject to ERISA), (ii) each compensation, severance, termination protection, change in control, transaction bonus, retention or similar contract, plan, program, arrangement, policy or guidelines, and (iii) each other plan, program, arrangement or policy providing for compensation (including variable cash compensation and commissions), bonuses, profit-sharing, stock option or other stock-related rights or other forms of incentive or deferred compensation, tax gross-up, vacation benefits, insurance (including any self-insured arrangement), health, medical, dental, vision, prescription or fringe benefits, life insurance, relocation or expatriate benefits, perquisites, employee assistance program, disability or sick leave benefits, workers’ compensation, supplemental unemployment benefits, severance benefits or post-employment or retirement benefits (including compensation, pension, health, medical or life insurance benefits), in each case whether or not written.

“Encumbrance” means any lien, pledge, hypothecation, charge, mortgage, security interest, lease, exclusive license, option, easement, reservation, servitude, adverse title, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction or encumbrance of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Enforceability Exceptions” means the (a) Laws of general application relating to bankruptcy, insolvency and the relief of debtors and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

“Entity” means any corporation (including any nonprofit corporation), partnership (including any general partnership, limited partnership or limited liability partnership), joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity, and each of its successors.

“Environmental Law” means any federal, state, local or foreign Law relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any law or regulation relating to emissions, discharges, releases or threatened releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

“Equity Plan Proposals” means, collectively, the 2024 Equity Incentive Plan (the “2024 Plan”) and the 2024 Employee Stock Purchase Plan (the “2024 ESPP”), in a form reasonably acceptable to Aspen.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to any Entity, any other Person that would be treated as a single employer with such Entity or part of the same “controlled group” as such Entity under Sections 414(b),(c),(m) or (o) of the Code.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“FDA” means the United States Food and Drug Administration and any successor agency thereto.

“Good Clinical Practices” means the FDA’s standards for the design, conduct, performance, monitoring, auditing, recording, analysis, and reporting of clinical trials, including those standards contained in 21 C.F.R. Parts 11, 50, 54, 56 and 312 and all comparable standards of any other applicable Drug Governmental Authority.

“Good Laboratory Practices” means the FDA’s standards for conducting non-clinical laboratory studies, including those standards contained in 21 C.F.R. Parts 11 and 58, and all comparable standards of any other applicable Drug Governmental Authority.

“Good Manufacturing Practices” means the requirements set forth at 21 U.S.C. § 351(a)(2)(B) and in the regulations for drugs contained in 21 C.F.R. Parts 11, 210, 211 and 600-680, and all comparable standards of any other applicable Drug Governmental Authority.

“Governmental Authority” means any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature, (b) federal, state, local, municipal, foreign, supra-national or other government, (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, bureau, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal, and for the avoidance of doubt, any taxing authority) or (d) self-regulatory organization (including Nasdaq).

“Governmental Authorization” means any: (a) permit, license, certificate, franchise, permission, variance, exception, order, approval, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Authority or pursuant to any Law or (b) right under any Contract with any Governmental Authority.

“Hazardous Materials” means any pollutant, chemical, substance and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, or chemical compound, or hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Law, including without limitation, crude oil or any fraction thereof, and petroleum products or by-products.

“Healthcare Laws” means all applicable health care Laws, including (i) any and all federal, state and local fraud and abuse Laws, including the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)), the civil False Claims Act (31 U.S.C. §§ 3729 et seq.), the administrative False Claims Law (42 U.S.C. § 1320a-7b(a)) and the regulations promulgated pursuant to such statutes and equivalent non-U.S. statutory and regulatory provisions; (ii) the Federal Food, Drug, and Cosmetic Act (21 U.S.C. §§ 301 et seq.) and the regulations promulgated thereunder and equivalent non-U.S. statutory and regulatory provisions; (iii) the health care fraud and false statement provisions of HIPAA; (iv) applicable Laws which are cause for exclusion from any federal health care program and the regulations promulgated pursuant to such statutes and equivalent non-U.S. statutory and regulatory provisions; (v) the federal health care program civil monetary penalty (42 U.S.C. § 1320a-7a) and exclusion authorities (42 U.S.C. § 1320a-7) and the regulations promulgated pursuant to such statutes; (vi) the Public Health Service Act (42 U.S.C. §§ 201 et seq.) and the regulations promulgated thereunder and equivalent non-U.S. statutory and regulatory provisions; and (vii) all applicable Laws, rules, regulations, orders, judgments, decrees and injunctions administered by the FDA and other applicable regulatory authorities, including those governing recordkeeping, manufacturing, testing, development and approval of any Company Product or Aspen Product, including but not limited to FDA’s regulations at 21 C.F.R. Parts 11, 50, 54, 56, 58, 210, 211, 312, 600 and 610, each as may be amended from time to time and equivalent non-U.S. statutory and regulatory provisions.

“Healthcare Submissions” means all required material filings, declarations, listings, registrations, reports or submissions, including adverse event reports.

“HIPAA” means collectively the Health Insurance Portability and Accountability Act (42 U.S.C. §§ 1320d et seq.), as amended by the Health Information Technology for Economic and Clinical Health Act (42 U.S.C. §§ 17921 et seq.) and their implementing regulations.

“In the Money Aspen Options” shall mean Aspen Options with an exercise price less than the Aspen Closing Price

“Intellectual Property” means any and all intellectual property or proprietary rights of any kind or nature throughout the world, including all (i) patents and patent applications, including all provisionals, nonprovisionals, continuations, continuations-in-part, divisionals, reissues, extensions, re-examinations, and substitutions thereof and the equivalents of any of the foregoing in any jurisdiction, and all inventions disclosed in each such patent or patent application (collectively, “Patents”); (ii) trade names, trade dress, logos, slogans, Internet domain names, registered and unregistered trademarks and service marks, and related registrations and applications for registration of any of the foregoing, and all goodwill associated with any of the foregoing (collectively, “Marks”); (iii) copyrights in both published and unpublished works, including all compilations, databases and computer programs, manuals and other documentation and all copyright registrations and applications (collectively, “Copyrights”); (iv) trade secrets, know-how, inventions (including as disclosed in invention disclosures and discoveries) and confidential information, including manufacturing information, methods and processes, assays, materials, engineering and other manuals and drawings, operating procedures, regulatory, chemical, pharmacological, toxicological, pharmaceutical, physical and analytical, safety, quality assurance, quality control and clinical data and similar data and information (collectively, “Trade Secrets”); (v) rights of privacy or publicity; (vi) rights in software, data and databases, and industrial property rights; (vii) embodiments of any of the foregoing, and (viii) rights to assert, claim, enforce or sue and collect damages or seek other remedies for any past, present or future infringement, misappropriation or other violation of any of the foregoing.

“IRS” means the United States Internal Revenue Service.

“Knowledge” means, with respect to an individual, that such individual is actually aware of the relevant fact or such individual would reasonably be expected to know such fact in the ordinary course of the performance of such individual’s employment responsibilities. Any Person that is an Entity shall have Knowledge if any executive officer or director of such Person as of the date such knowledge is imputed has or should reasonably be expected to have Knowledge of such fact or other matter. With respect to any matters relating to Intellectual Property, such awareness or reasonable expectation to have knowledge does not require any such individual to conduct or have conducted or obtain or have obtained any freedom to operate opinions of counsel or any Intellectual Property rights clearance searches.

“Law” means any federal, state, national, supra-national, foreign, local or municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority (including under the authority of Nasdaq or the Financial Industry Regulatory Authority). For the avoidance of doubt, the term “Law” includes any and all Environmental Laws, Healthcare Laws and Privacy Laws.

“Legal Proceeding” means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Authority or any arbitrator or arbitration panel.

“Merger Sub Board” means the board of directors of Merger Sub.

“Nasdaq” means the Nasdaq Global Select Market, the Nasdaq Global Market or the Nasdaq Capital Market, as may be applicable to Aspen from time to time.

“Nasdaq Reverse Split” means a reverse stock split of all outstanding shares of Aspen Common Stock at a reverse stock split ratio mutually agreed to by Aspen and the Company that is effected by Aspen for the purpose of maintaining compliance with Nasdaq listing requirements or of maintaining compliance with Aspen’s authorized share count, or for other purposes as mutually agreed by the parties.

“Order” means any judgment, order, writ, injunction, ruling, decision or decree of (that is binding on a Party), or any plea agreement, corporate integrity agreement, resolution agreement or deferred prosecution agreement with, or any settlement under the jurisdiction of, any court or Governmental Authority.

“Ordinary Course of Business” means, in the case of each of the Company and Aspen, such actions taken in the ordinary course of its normal operations and consistent with its past practices, as applicable; provided, however, that during the Pre-Closing Period, the Ordinary Course of Business of Aspen shall also be deemed to include actions required to effect and effecting, in one or more transactions, the sale, divestiture, licensing or winding down of Aspen’s business or operations related to the assets listed on Schedule 1.1 of the Aspen Disclosure Schedule or the sale, license or other disposition of any or all of the Aspen Pre-Closing Assets, including the expenditure of monies in connection therewith.

“Organizational Documents” means, with respect to any Person (other than an individual), (a) the certificate or articles of association or incorporation or organization or limited partnership or limited liability company, and any joint venture, limited liability company, operating or partnership agreement and other similar documents adopted or filed in connection with the creation, formation or organization of such Person and (b) all bylaws, regulations and similar documents or agreements relating to the organization or governance of such Person, in each case, as amended or supplemented.

“Out of the Money Aspen Options” shall mean Aspen Options with an exercise price greater than the Aspen Closing Price.

“Party” or “Parties” means the Company, Merger Sub and Aspen.

“Permitted Alternative Agreement” means a definitive agreement that contemplates or otherwise relates to an Acquisition Transaction that constitutes a Superior Offer.

“Permitted Encumbrance” means (a) any statutory liens for current Taxes not yet due and payable or for Taxes that are being contested in good faith by the appropriate proceedings and for which adequate reserves have been made on the Company Financials or the Aspen Balance Sheet, as applicable, in accordance with GAAP, (b) minor liens that have arisen in the Ordinary Course of Business and that do not (in any case or in the aggregate) materially detract from the value of the assets subject thereto or materially impair the operations of the Company or Aspen, as applicable, (c) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements, (d) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by Law, (e) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies and (f) liens arising under applicable securities Law.

“Person” means any individual, Entity or Governmental Authority.

“Personal Information” means data and information concerning an identifiable natural person that are subject to regulation by the Privacy Laws.

“Privacy Laws” mean, collectively, (i) all applicable Laws relating to data privacy, data protection, data security, trans-border data flow, data loss, data theft or breach notification with respect to the collection, handling, use, processing, maintenance, storage, disclosure or transfer of Personal Information enacted, adopted, promulgated or applied by any Governmental Authority, including the applicable legally binding requirements set forth in applicable regulations and agreements containing consent orders published by regulatory authorities of competent jurisdiction such as, as applicable, the U.S. Federal Trade Commission, U.S. Federal Communications Commission, and state data protection authorities, including but not limited to HIPAA; (ii) the internal privacy policy of the Company and any public statements that the Company has made regarding its privacy policies and practices; (iii) third party privacy policies with which the Company has been or is contractually obligated to comply; and (iv) any applicable rules of any applicable self-regulatory organizations in which the Company is or has been a member and/or with which the Company is or has been contractually obligated to comply relating to data privacy, data protection, data security, trans-border data flow, data loss, data theft or breach notification with respect to the collection, handling, use, processing, maintenance, storage, disclosure or transfer of Personal Information.

“Representatives” means directors, officers, employees, agents, attorneys, accountants, investment bankers, advisors and representatives.

“Sanctioned Country” means any country or region subject to economic sanctions or trade restrictions of the United States that broadly prohibit or restrict dealings with such country or region (currently including Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine, and the so-called Donetsk People’s Republic and Luhansk People’s Republic regions in Ukraine).

“Sanctioned Person” means any Person subject to economic sanctions, trade restrictions or similar restrictions under any Sanctions Laws, including (a) any Person identified in any sanctions list maintained by the U.S. government, including (i) the U.S. Department of the Treasury, Office of Foreign Assets Control (“OFAC”), (ii) the U.S. Department of Commerce, Bureau of Industry and Security, and (iii) the U.S. Department of State; (b) any Person located, organized or resident in, or a government instrumentality of, any Sanctioned Country; and (c) any Person directly or indirectly owned fifty percent (50%) or more by, or acting for the benefit or on behalf of, a Person described in the Specially Designated Nationals and Blocked Persons list maintained by OFAC or the foregoing clause (b).

“Sanctions Laws” means all applicable Laws concerning embargoes, economic sanctions, export or import controls or restrictions, the ability to make or receive international payments, the ability to export items (including hardware, software, or technology) and/or services, the ability to engage in international transactions, or the ability to take an ownership interest in assets located in a foreign country, including those administered by OFAC, the Bureau of Industry and Security of the U.S. Department of Commerce, the U.S. Department of State, and any other similar Laws of any other jurisdiction.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Specified Time” means the time that is immediately prior to the Effective Time.

“Subsidiary” means, with respect to an Entity, a Person if such Person directly or indirectly owns or purports to own, beneficially or of record, (a) an amount of voting securities or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such entity’s board of directors or other governing body or (b) at least 50% of the outstanding equity, voting, beneficial or financial interests in such Entity.

“Superior Offer” means an unsolicited bona fide written Acquisition Proposal (with all references to 20% in the definition of Acquisition Transaction being treated as references to 70% for these purposes) that: (a) was not obtained or made as a result of a breach of (or a violation of) Section 5.4(a) by Aspen, (b) is on terms and conditions that the Aspen Board or the Company Board, as applicable (or any committee thereof) determines in good faith, based on such matters that it deems relevant (including the likelihood of consummation thereof and the financing terms thereof), as well as any binding written offer by the other Party to the Agreement to amend the terms of this Agreement, and following consultation with its outside legal counsel and financial advisors, if any, it deems are more favorable, from a financial point of view, to Aspen’s stockholders or the Company’s stockholders, as applicable, than the terms of the Contemplated Transactions, (c) is not subject to any debt financing conditions (and if debt financing is required, such financing is then fully committed to the third party) and (d) is reasonably capable of being completed on the terms proposed.

“Tax” means any U.S. federal, state, local, foreign or other tax, including any income tax, franchise tax, capital gains tax, gross receipts tax, value-added tax, surtax, estimated tax, employment tax, unemployment tax, national health insurance tax, environmental tax, excise tax, ad valorem tax, transfer tax, conveyance tax, stamp tax, sales tax, use tax, property tax, business tax, withholding tax, payroll tax, social security tax, customs duty, licenses tax, alternative or add-on minimum or other tax or similar charge, duty, levy, fee, tariff, impost, obligation or assessment in the nature of a tax (whether imposed directly or through withholding and whether or not disputed), and including any fine, penalty, addition to tax, interest or additional amount imposed by a Governmental Authority with respect thereto (or attributable to the nonpayment thereof).

“Tax Return” means any return (including any information return), report, statement, declaration, claim of refund, estimate, schedule, notice, notification, form, election, certificate or other document or information, and any amendment or supplement to any of the foregoing, filed or required to be filed with any Governmental Authority (or provided to a payee) in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Law relating to any Tax.

“Transaction Expenses” means, subject to Section 10.3(a), with respect to Aspen, and solely to the extent remaining unpaid at the Cash Determination Time, the aggregate amount (without duplication) of all costs, fees and expenses incurred by Aspen or any of its Subsidiaries (including Merger Sub), or for which Aspen or any of its Subsidiaries are liable in connection with the Contemplated Transactions and the negotiation, preparation and execution of this Agreement or any other agreement, document, instrument, filing, certificate, schedule, exhibit, letter or other document prepared or executed in connection with the Contemplated Transactions, including (a) any fees and expenses of legal counsel and accountants, fees and expenses reasonably expected to be payable to financial advisors, investment bankers, brokers, consultants, tax advisors, transfer agents, proxy solicitor and other advisors of Aspen in connection with the Contemplated Transactions; (b) 50% of the fees paid to the SEC in connection with filing the Registration Statement, the Proxy Statement, and any amendments and supplements thereto, with the SEC; (c) 50% of the fees and expenses in connection with the printing, mailing and distribution of the Registration Statement and any amendments and supplements thereto; (d) 50% of the Nasdaq Fees (as defined in Section 6.10); (e) the CVR Fees; and (f) to the extent not included in Aspen Net Cash, any bonus, severance, change-in-control payments or similar payment obligations (including payments with “single-trigger” provisions triggered at and as of the Closing) in effect as of the Closing that are, become, or may become due or payable to any director, officer, employee or consultant of Aspen in connection with, or following, the consummation of the Contemplated Transactions, including the employer portion of any employment, payroll or similar Taxes with respect to such compensation; provided, that, Transaction Expenses shall not include any Costs associated with the obtainment of directors and officers insurance pursuant to Section 6.8. With respect to the fees or costs contemplated by clauses (b), (c) and (d) of the preceding sentence, the remaining 50% of each such category of fees or costs is referred to herein as a “Company Portion”.

“Treasury Regulations” means the United States Treasury regulations promulgated under the Code.

(b) Each of the following terms is defined in the Section set forth opposite such term:

Term	Section

Agreement	Preamble

Aspen	Preamble

Aspen Board Recommendation	6.3(b)

Aspen Disclosure Schedule	4

Aspen ESPP	4.6(c)

Aspen Grant Date	4.6(f)

Aspen Material Contract	4.13(a)

Term	Section

Aspen Net Cash Calculation	2.9(a)

Aspen Net Cash Schedule	2.9(a)

Aspen Real Estate Leases	4.11

Aspen SEC Documents	4.7(a)

Aspen Stock Plans	4.6(c)

Aspen Stockholder Matters	Recitals

Aspen Stockholder Meeting	6.3

Capitalization Date	4.6(a)

Cash Determination Time	2.9(a)

Certificate of Merger	2.3

Certifications	4.7(a)

Closing	2.3

Closing Date	2.3

Closing Distribution	2.6(a)

Company	Preamble

Company Disclosure Schedule	3

Company Financials	3.7(a)

Company Material Contract	3.13(a)

Company Stockholder Written Consents	6.2(a)

Term	Section

Company Preferred Stock Conversion	2.5(h)

Company Real Estate Leases	3.11

Company Stock Certificate	2.6

Costs	6.8

CVR	2.6(a)

CVR Agreement	2.6(a)

CVR Fees	2.6(c)

D&O Indemnified Parties	6.8(a)

Effective Time	2.3

Exchange Agent	2.8

FDA	1.1(a)

Final Offering	6.7(c)

GAAP	3.7(a)

Liability	3.9

Merger	Recitals

Merger Consideration	2.5(a)(ii)

Merger Sub	Preamble

Post-Closing Welfare Plan	6.6(b)

Term	Section

Privacy Policies	3.22

Proxy Statement	6.1(a)

Required Company Stockholder Vote	3.4

Required Aspen Stockholder Vote	4.4

Specified Aspen Stockholder Matters	6.3(a)

Surviving Corporation	2.1

Tax Certificates	6.11(c)

1.2 Other Definitional and Interpretative Provisions. The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Sections, Exhibits and Schedules are to Sections, Exhibits and Schedules of this Agreement unless otherwise specified. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular, the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine gender. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import. The word “or” is not exclusive. “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any agreement or Contract are to that agreement or Contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. References to any Person include the successors and permitted assigns of that Person. References to any statute are to that statute and to the rules and regulations promulgated thereunder, in each case as amended, modified, re-enacted thereof, substituted, from time to time. References to “$” and “dollars” are to the currency of the United States. All accounting terms used herein will be interpreted, and all accounting determinations hereunder will be made, in accordance with GAAP unless otherwise expressly specified. References from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively. All references to “days” shall be to calendar days unless otherwise indicated as a “Business Day.” Except as otherwise specifically indicated, for purposes of measuring the beginning and ending of time periods in this Agreement (including for purposes of “Business Day” and for hours in a day or Business Day), the time at which a thing, occurrence or event shall begin or end shall be deemed to occur in the Eastern time zone of the United States. The Parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement. The Parties agree that the Company Disclosure Schedule or Aspen Disclosure Schedule shall be arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in Section 3 or Section 4, respectively. The disclosures in any section or subsection of the Company Disclosure Schedule or the Aspen Disclosure Schedule shall qualify other sections and subsections in Section 3 or Section 4, respectively, to the extent it is readily apparent from a reading of the disclosure that such disclosure is applicable to such other sections and subsections. The words “delivered” or “made available” mean, with respect to any documentation, (a) that prior to 5:00 p.m. (New York City time) on the date that is the day prior to the date of this Agreement, a copy of such material has been posted to and made available by a Party to the other Party and its Representatives in the electronic data room maintained by such disclosing Party for the purposes of the Contemplated Transactions or (b) delivered by or on behalf of a Party or its Representatives to the other Party or its Representatives via electronic mail or in hard copy form prior to the execution of this Agreement.

Section 2. Description of Transaction

2.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company, and the separate existence of Merger Sub shall cease. The Company will continue as the surviving corporation in the Merger (the “Surviving Corporation”).

2.2 Effects of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL. As a result of the Merger, the Company will become a wholly owned subsidiary of Aspen.

2.3 Closing; Effective Time. Unless this Agreement is earlier terminated pursuant to the provisions of Section 10.1, and subject to the satisfaction or waiver of the conditions set forth in Section 7, Section 8 and Section 9, the consummation of the Merger (the “Closing”) shall take place remotely, as promptly as practicable (but in no event later than the second Business Day following the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Section 7, Section 8 and Section 9, other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each of such conditions), or at such other time, date and place as Aspen and the Company may mutually agree in writing. The date on which the Closing actually takes place is referred to as the “Closing Date.” At the Closing, the Parties shall cause the Merger to be consummated by executing and filing with the Secretary of State of the State of Delaware a certificate of merger with respect to the Merger, satisfying the applicable requirements of the DGCL and in form and substance as agreed to by the Parties (the “Certificate of Merger”). The Merger shall become effective at the time of the filing of such Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as may be specified in such Certificate of Merger with the consent of Aspen and the Company (the time as of which the Merger becomes effective being referred to as the “Effective Time”).

2.4 Organizational Documents; Directors and Officers. At the Effective Time:

(a) the certificate of incorporation of the Surviving Corporation shall be amended and restated in the Merger to read as set forth on Exhibit A to the Certificate of Merger, until thereafter amended as provided by the DGCL and such certificate of incorporation;

(b) the certificate of incorporation of Aspen shall be identical to the certificate of incorporation of Aspen immediately prior to the Effective Time, until thereafter amended as provided by the DGCL and such certificate of incorporation; provided, however, that at the Effective Time, Aspen shall file an amendment to its certificate of incorporation to (i) change the name of Aspen to “Tectonic Therapeutic, Inc.”, (ii) effect the Nasdaq Reverse Split, and (iii) make such other changes as are mutually agreeable to Aspen and the Company;

(c) the bylaws of the Surviving Corporation shall be identical to the bylaws of Merger Sub as in effect immediately prior to the Effective Time, until thereafter amended as provided by the DGCL and such bylaws;

(d) the directors and officers of Aspen, each to hold office in accordance with the certificate of incorporation and bylaws of Aspen, shall be as set forth in Section 6.13; and

(e) the directors and officers of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of Merger Sub, shall be as set forth in Section 6.13 after giving effect to the provisions of Section 6.13, or such other persons as shall be mutually agreed upon by Aspen and the Company.

2.5 Conversion of Company Equity Securities.

(a) At the Effective Time (after giving effect to the Company SAFEs Conversion and the Company Preferred Stock Conversion), by virtue of the Merger and without any further action on the part of Aspen, Merger Sub, the Company or any stockholder of the Company or Aspen:

(i) any shares of Company Capital Stock held as treasury stock immediately prior to the Effective Time shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor; and

(ii) subject to Section 2.5(c), each share of Company Capital Stock outstanding immediately prior to the Effective Time (excluding (a) shares to be canceled pursuant to Section 2.5(a)(i), and (b) Dissenting Shares, but, for the avoidance of doubt, including (A) Concurrent Investment Company Shares and (B) shares of Company Common Stock issued in respect of the Company Preferred Stock Conversion) shall be converted solely into the right to receive a number of shares of Aspen Common Stock equal to the product of (x) the Exchange Ratio multiplied by (y) such share of Company Capital Stock (the “Merger Consideration”).

(b) If there are any shares of Company Restricted Stock outstanding immediately prior to the Effective Time, then the shares of Aspen Common Stock issued in exchange for such shares of Company Restricted Stock will to the same extent be unvested and subject to the same repurchase option or risk of forfeiture, and such shares of Aspen Common Stock shall accordingly be marked with appropriate legends. The Company shall take all actions that may be necessary to ensure that, from and after the Effective Time, Aspen is entitled to exercise any such repurchase option or other right set forth in any such restricted stock purchase agreement or other agreement.

(c) No fractional shares of Aspen Common Stock shall be issued in connection with the Merger, and no certificates or scrip for any such fractional shares shall be issued. Any holder of Company Capital Stock (including Concurrent Investors) who would otherwise be entitled to receive a fraction of a share of Aspen Common Stock (after aggregating all fractional shares of Aspen Common Stock issuable to such holder) shall receive from Aspen, in lieu of such fractional share and upon surrender by such holder of a letter of transmittal in accordance with Section 2.8 and any accompanying documents as required therein: (i) one share of Aspen Common Stock if the aggregate amount of fractional shares of Aspen Common Stock such holder of Company Capital Stock would otherwise be entitled to is equal to or exceeds 0.50; or (ii) no shares of Aspen Common Stock if the aggregate amount of fractional shares of Aspen Common Stock such holder of Company Capital Stock would otherwise be entitled to is less than 0.50, with no cash being paid for any fractional share eliminated by such rounding.

(d) All Company Options outstanding immediately prior to the Effective Time shall be treated in accordance with Section 6.5(a).

(e) Each share of common stock, $0.0001 par value per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, $0.0001 par value per share, of the Surviving Corporation. Each book entry share of Merger Sub evidencing ownership of any such shares shall, as of the Effective Time, evidence ownership of such shares of common stock of the Surviving Corporation.

(f) If, between the date of this Agreement and the Effective Time, the outstanding Company Capital Stock or Aspen Common Stock shall have been changed into, or exchanged for, a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split (including the Nasdaq Reverse Split to the extent such split has not previously been taken into account in calculating the Exchange Ratio), combination or exchange of shares or other like change, the Exchange Ratio shall, to the extent necessary, be equitably adjusted to reflect such change to the extent necessary to provide the holders of Company Capital Stock, Company Options, and Aspen Common Stock with the same economic effect as contemplated by this Agreement prior to such stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares or other like change; provided, however, that nothing herein will be construed to permit the Company or Aspen to take any action with respect to Company Capital Stock or Aspen Common Stock, respectively, that is prohibited or not expressly permitted by the terms of this Agreement.

(g) All Company SAFEs shall be converted, at the same price per share at which the Concurrent Investment Company Shares are sold pursuant to the Subscription Agreement (which shall be the Public Offering/Conversion Price as defined in the Company SAFEs), into Company Common Stock as of immediately following the Company Preferred Stock Conversion and immediately prior to the Subscription Agreement Concurrent Investment and at the Specified Time in accordance with, and otherwise pursuant to the terms and conditions of, the Company SAFEs (the “Company SAFEs Conversion”). All of the Company SAFEs so converted into shares of Company Common Stock shall no longer be outstanding and shall cease to exist, and each holder of Company SAFEs shall thereafter cease to have any rights with respect to Company SAFEs. Following the Company SAFEs Conversion, at the Effective Time and by virtue of the Merger, all shares of Company Common Stock issued in the Company SAFEs Conversion shall be canceled and converted into the right to receive Aspen Common Stock pursuant to this Section 2.5.

(h) All Company Preferred Stock shall be converted into Company Common Stock as of immediately prior to Company SAFEs Conversion (which Company SAFEs Conversion shall occur immediately prior to the Subscription Agreement Concurrent Investment) and at the Specified Time in accordance with, and pursuant to the terms and conditions of, the Organizational Documents of the Company (the “Company Preferred Stock Conversion”). All of the Company Preferred Stock so converted into shares of Company Common Stock shall no longer be outstanding and shall cease to exist, and each holder of Company Preferred Stock shall thereafter cease to have any rights with respect to Company Preferred Stock. Following the Company Preferred Stock Conversion, at the Effective Time and by virtue of the Merger, all shares of Company Common Stock issued in the Company Preferred Stock Conversion shall be canceled and converted into the right to receive Aspen Common Stock pursuant to this Section 2.5.

2.6 Contingent Value Right

(a) Prior to the Effective Time, Aspen shall declare a distribution (the “Closing Distribution”) to holders of Aspen Common Stock of record as of immediately prior to the Effective Time (including, for the avoidance of doubt, those shares of Aspen Common Stock issued upon settlement of Aspen Restricted Stock Units pursuant to Section 6.7) of the right to receive one contingent value right (each, a “CVR”) for each outstanding share of Aspen Common Stock held by such stockholder as of such date (less applicable withholding taxes), each representing the right to receive contingent payments upon the occurrence of certain events set forth in, and subject to and in accordance with the terms and conditions of, the Contingent Value Rights Agreement in the form attached hereto as Exhibit C (the “CVR Agreement”), with such reasonable revisions thereto requested by the Rights Agent that are not individually or in the aggregate materially detrimental to the holders of CVRs and are reasonably acceptable to Aspen and the Company. The record date for the Closing Distribution shall be the close of business on the Business Day immediately prior to the day on which the Effective Time occurs and the payment date for which shall be three (3) Business Days after the Effective Time; provided that the payment of such distribution may be conditioned upon the occurrence of the Effective Time.

(b) Aspen and the Exchange Agent shall, at or prior to the Effective Time, duly authorize, execute and deliver the CVR Agreement, subject to any reasonable revisions to the CVR Agreement that are requested by such Exchange Agent and are reasonably acceptable to the Company and Aspen.

(c) Aspen shall pay all costs and fees associated with any action contemplated by this Section 2.6 (the “CVR Fees”).

2.7 Closing of the Company’s Transfer Books. At the Effective Time: (a) all Company Capital Stock outstanding immediately prior to the Effective Time shall be treated in accordance with Section 2.5(a), and all holders of certificates representing Company Capital Stock that were outstanding immediately prior to the Effective Time shall cease to have any rights as stockholders of the Company, other than the right to receive the Merger Consideration pursuant to Section 2.5, and (b) the stock transfer books of the Company shall be closed with respect to all Company Capital Stock outstanding immediately prior to the Effective Time. No further transfer of any such Company Capital Stock shall be made on such stock transfer books after the Effective Time.

2.8 Surrender of Company Capital Stock.

(a) On or prior to the Closing Date, Aspen and the Company shall jointly select a reputable bank, transfer agent or trust company to act as exchange agent in the Merger (the “Exchange Agent”). At the Effective Time, Aspen shall deposit with the Exchange Agent evidence of book-entry shares representing the shares of Aspen Common Stock issuable pursuant to Section 2.5(a) in exchange for Company Capital Stock.

(b) Promptly after the Effective Time, the Parties shall cause the Exchange Agent to transmit to the Persons who were record holders of shares of Company Capital Stock that were converted into the right to receive the Merger Consideration: (i) a letter of transmittal in customary form and containing such provisions as Aspen may reasonably specify (including a provision confirming that delivery of Company Stock Certificates shall be effected, and risk of loss and title to Company Stock Certificates shall pass, only upon delivery of such Company Stock Certificates to the Exchange Agent) and (ii) instructions for effecting the surrender of Company Stock Certificates, or uncertificated shares of Company Capital Stock, in exchange for book-entry shares of Aspen Common Stock. Upon surrender of a Company Stock Certificate or other reasonable evidence of the ownership of uncertificated Company Capital Stock to the Exchange Agent for exchange, together with a duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent or Aspen: (A) the holder of such Company Stock Certificate or uncertificated shares of Company Capital Stock shall be entitled to receive in exchange therefor book-entry shares representing the Merger Consideration (in a number of whole shares of Aspen Common Stock) that such holder has the right to receive pursuant to the provisions of Section 2.5(a) and (B) the Company Stock Certificate or uncertificated shares of Company Capital Stock so surrendered shall be canceled. Until surrendered as contemplated by this Section 2.8(b), each Company Stock Certificate or uncertificated shares of Company Capital Stock shall be deemed, from and after the

Effective Time, to represent only the right to receive book-entry shares of Aspen Common Stock representing the Merger Consideration. If any Company Stock Certificate shall have been lost, stolen or destroyed, Aspen may, in its discretion and as a condition precedent to the delivery of any shares of Aspen Common Stock, require the owner of such lost, stolen or destroyed Company Stock Certificate to provide an applicable affidavit with respect to such Company Stock Certificate and post a bond indemnifying Aspen against any claim suffered by Aspen related to the lost, stolen or destroyed Company Stock Certificate or any Aspen Common Stock issued in exchange therefor as Aspen may reasonably request.

(c) No dividends or other distributions declared or made with respect to Aspen Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Company Stock Certificate with respect to the shares of Aspen Common Stock that such holder has the right to receive in the Merger until such holder surrenders such Company Stock Certificate or uncertificated shares of Company Capital Stock or provides an affidavit of loss or destruction in lieu thereof in accordance with this Section 2.8 (at which time such holder shall be entitled, subject to the effect of applicable abandoned property, escheat or similar Laws, to receive all such dividends and distributions, without interest).

(d) Any shares of Aspen Common Stock deposited with the Exchange Agent that remain undistributed to holders of Company Stock Certificates as of the date that is one hundred eighty (180) days after the Closing Date shall be delivered to Aspen upon demand, and any holders of Company Stock Certificates who have not theretofore surrendered their Company Stock Certificates or uncertificated shares of Company Capital Stock in accordance with this Section 2.8 shall thereafter look only to Aspen for satisfaction of their claims for Aspen Common Stock and any dividends or distributions with respect to shares of Aspen Common Stock.

(e) No Party shall be liable to any holder of any Company Stock Certificate or uncertificated shares of Company Capital Stock or to any other Person with respect to any shares of Aspen Common Stock (or dividends or distributions with respect thereto) or for any cash amounts delivered to any public official pursuant to any applicable abandoned property Law, escheat Law or similar Law.

2.9 Calculation of Net Cash and Company Equity Value.

(a) No later than five (5) Business Days before the Closing Date, Aspen will deliver to the Company a schedule (the “Aspen Net Cash Schedule”) setting forth, in reasonable detail, Aspen’s good faith, estimated calculation of Aspen Net Cash (the “Aspen Net Cash Calculation”) as of 11:59 p.m. on the last Business Day prior to the Anticipated Closing Date (the “Cash Determination Time”) prepared and certified by Aspen’s chief financial officer (or if there is no chief financial officer at such time, the principal financial and accounting officer for Aspen). Aspen shall make available to the Company (electronically to the greatest extent possible), as reasonably requested by the Company, the work papers and back-up materials used in preparing the Aspen Net Cash Schedule and, if reasonably requested by the Company, Aspen’s accountants at reasonable times and upon reasonable notice. The Aspen Net Cash Calculation shall include Aspen’s determination, as of the Cash Determination Time, of the defined terms in Section 1.1(a) necessary to calculate the Exchange Ratio.

(b) No later than three (3) Business Days after the Cash Determination Time (the last day of such period, the “Response Date”), the Company shall have the right to dispute any part of the Aspen Net Cash Calculation by delivering a written notice to that effect to Aspen (a “Dispute Notice”). Any Dispute Notice shall identify in reasonable detail and to the extent known the nature and amounts of any proposed revisions to the Aspen Net Cash Calculation and will be accompanied by reasonably detailed materials supporting the basis for such revisions.

(c) If, on or prior to the Response Date, the Company notifies Aspen in writing that it has no objections to the Aspen Net Cash Calculation or, if on the Response Date, the Company fails to deliver a Dispute Notice as provided in Section 2.9(b), then the Aspen Net Cash Calculation as set forth in the Aspen Net Cash Schedule shall be deemed to have been finally determined for purposes of this Agreement and to represent the Aspen Net Cash at the Cash Determination Time for purposes of this Agreement.

(d) If the Company delivers a Dispute Notice on or prior to the Response Date, then Representatives of Aspen and the Company shall promptly meet and attempt in good faith to resolve the disputed item(s) and negotiate an agreed-upon determination of Aspen Net Cash, which agreed upon the Aspen Net Cash amount shall be deemed to have been finally determined for purposes of this Agreement and to represent the Aspen Net Cash at the Cash Determination Time for purposes of this Agreement.

(e) If Representatives of Aspen and the Company are unable to negotiate an agreed-upon determination of Aspen Net Cash as of the Cash Determination Time pursuant to Section 2.9(d) within three (3) days after delivery of the Dispute Notice (or such other period as Aspen and the Company may mutually agree upon), then any remaining disagreements as to the calculation of Aspen Net Cash shall be referred to an independent auditor of recognized national standing jointly selected by Aspen and the Company. If the parties are unable to select an independent auditor within five (5) days, then either Aspen or the Company may thereafter request that the Boston, Massachusetts Office of the American Arbitration Association (“AAA”) make such selection (either the independent auditor jointly selected by both parties or such independent auditor selected by the AAA, the “Accounting Firm”). Aspen and the Company shall promptly deliver to the Accounting Firm the work papers and back-up materials used in preparing the Aspen Net Cash Schedule and the Dispute Notice, and Aspen and the Company shall use commercially reasonable efforts to cause the Accounting Firm to make its determination within five (5) Business Days of accepting its selection. Aspen and the Company shall be afforded the opportunity to present to the Accounting Firm any material related to the unresolved disputes and to discuss the issues with the Accounting Firm; provided, however, that no such presentation or discussion shall occur without the presence of a Representative of each of Aspen and the Company. The determination of the Accounting Firm shall be limited to the disagreements submitted to the Accounting Firm. The determination of the amount of Aspen Net Cash made by the Accounting Firm shall be made in writing delivered to each of Aspen and the Company, shall be final and binding on Aspen and the Company and shall (absent manifest error) be deemed to have been finally determined for purposes of this Agreement and to represent the Aspen Net Cash at the Cash Determination Time for purposes of this Agreement. The Parties shall delay the Closing until the resolution of the matters described in this Section 2.9(e). The fees and expenses of the Accounting Firm shall be allocated between Aspen and the Company in the same proportion that the disputed amount of the Aspen Net Cash that was unsuccessfully disputed by such Party (as finally determined by the Accounting Firm) bears to the total disputed amount of the Aspen Net Cash amount. If this Section 2.9(e) applies as to the determination of the Aspen Net Cash at the Cash Determination Time, upon resolution of the matter in accordance with this Section 2.9(e), the Parties shall not be required to determine Aspen Net Cash again even though the Closing may occur later than the Anticipated Closing Date, except that either Aspen and the Company may request a redetermination of Aspen Net Cash if the Closing Date is more than thirty (30) days after the Anticipated Closing Date.

2.10 Further Action. If, at any time after the Effective Time, any further action is determined by the Surviving Corporation to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of the Company, then the officers and directors of the Surviving Corporation shall be fully authorized, and shall use their and its commercially reasonable efforts (in the name of the Company, in the name of Merger Sub, in the name of the Surviving Corporation and otherwise) to take such action.

2.11 Intended Tax Treatment. The Parties acknowledge and agree that, for U.S. federal (and applicable state and local) income Tax purposes, (i) the Merger is intended to qualify as a reorganization within the meaning of Section 368(a) of the Code and the Treasury Regulations thereunder to which Aspen and the Company are parties under Section 368(b) of the Code, and (ii) this Agreement constitutes, and the Parties hereby adopt this Agreement as, a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3 for purposes of Sections 354, 361 and 368 of the Code (collectively, the “Intended Tax Treatment”).

2.12 Withholding. Each of the Exchange Agent, Aspen and the Surviving Corporation, as applicable, shall be entitled to deduct and withhold from any consideration deliverable pursuant to this Agreement (including the Closing Distribution) to any Person such amounts as it is required to deduct or withhold from such consideration under applicable Law. To the extent such amounts are so deducted or withheld and remitted to the appropriate Governmental Authority in accordance with applicable Law, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

2.13 Appraisal Rights.

(a) Notwithstanding any provision of this Agreement to the contrary, shares of Company Capital Stock that are outstanding immediately prior to the Effective Time and which are held by stockholders who have exercised and perfected appraisal rights for such shares of Company Capital Stock in accordance with the DGCL (collectively, the “Dissenting Shares”) shall not be converted into or represent the right to receive the Merger Consideration described in Section 2.5 attributable to such Dissenting Shares. Such stockholders shall be entitled to receive payment of the appraised value of such shares of Company Capital Stock held by them in accordance with the DGCL, unless and until such stockholders fail to perfect or effectively withdraw or otherwise lose their appraisal rights under the DGCL. All Dissenting Shares held by stockholders who shall have failed to perfect or shall have effectively withdrawn or lost their right to appraisal of such shares of Company Capital Stock under the DGCL (whether occurring before, at or after the Effective Time) shall thereupon be deemed to be converted into and to have become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration, without interest, attributable to such Dissenting Shares upon their surrender in the manner provided in Sections 2.5 and 2.8.

(b) The Company shall give Aspen prompt written notice of any demands by dissenting stockholders received by the Company, withdrawals of such demands and any other instruments served on the Company and any material correspondence received by the Company in connection with such demands, and Aspen shall have the right to participate in all negotiations and proceedings with respect to such demands. The Company shall not, except with Aspen’s prior written consent, not to be unreasonably withheld, delayed or conditioned, make any payment with respect to, or settle or offer to settle, any such demands, or approve any withdrawal of any such demands or agree to do any of the foregoing.

Section 3. Representations and Warranties of the Company.

Subject to Section 3, except as set forth in the written disclosure schedule delivered by the Company to Aspen (the “Company Disclosure Schedule”), the Company represents and warrants to Aspen and Merger Sub as follows:

3.1 Due Organization; Subsidiaries.

(a) Each of the Company and its Subsidiaries is a corporation or other legal entity duly incorporated or formed, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization and has all necessary corporate power and authority: (i) to conduct its business in the manner in which its business is currently being conducted, (ii) to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used and (iii) to perform its obligations in all material respects under all Contracts by which it is bound. All of the Company’s Subsidiaries are wholly owned by the Company.

(b) Each of the Company and its Subsidiaries is duly licensed and qualified to do business, and is in good standing (to the extent applicable in such jurisdiction), under the Laws of all jurisdictions where the nature of its business in the manner in which its business is currently being conducted requires such licensing or qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have a Company Material Adverse Effect.

(c) The Company has no Subsidiaries and the Company does not own any capital stock or membership interests of, or any equity, ownership or profit sharing interest of any nature in, or controls directly or indirectly, any other Entity. The Company is not and has never otherwise been, directly or indirectly, a party to, member of or participant in any partnership, joint venture or similar business entity. The Company has not agreed or is obligated to make, or is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. The Company has not, at any time, been a general partner of, or has otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.

3.2 Organizational Documents. The Company has delivered to Aspen accurate and complete copies of the Organizational Documents of the Company. The Company is not in breach or violation of its Organizational Documents in any material respect.

3.3 Authority; Binding Nature of Agreement. Subject to obtaining the Required Company Stockholder Vote, the Company has all necessary corporate power and authority to enter into and to perform its obligations under this Agreement and to consummate the Contemplated Transactions that are contemplated to be consummated by it. The Company Board has (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of the Company and its stockholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of the Company vote to adopt this Agreement and thereby approve the Contemplated Transactions. This Agreement has been duly executed and delivered by the Company and assuming the due authorization, execution and delivery by Aspen and Merger Sub, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions.

3.4 Vote Required. The written consent or affirmative vote of (i) a majority of shares of Company Common Stock and Voting Preferred Stock (as defined in the Company’s Amended and Restated Certificate of Incorporation), voting together as a single class and on an as-converted to Company Common Stock basis, (ii) holders of a majority of the shares of the Company’s Series A-1 Preferred Stock, Series A-3 Preferred Stock and Series A-4 Preferred Stock voting together with the holders of Company Common Stock as a single class and on an as-converted to Company Common Stock basis, (iii) holders of a majority of the shares of the Company’s Series A-1 Preferred Stock, Series A-3 Preferred Stock and Series A-4 Preferred Stock voting together as a single class and on an as-converted to Company Common Stock basis, are the only votes of the holders of any class or series of Company Capital Stock necessary to adopt and approve this Agreement and approve the Contemplated Transactions (collectively, the “Required Company Stockholder Vote”).

3.5 Non-Contravention; Consents.

(a) Subject to obtaining the Required Company Stockholder Vote and the filing of the Certificate of Merger required by the DGCL, neither (x) the execution, delivery or performance of this Agreement by the Company, nor (y) the consummation of the Contemplated Transactions, will directly or indirectly (with or without notice or lapse of time):

(i) contravene, conflict with or result in a violation of any of the provisions of the Company’s Organizational Documents or the Company Convertible Notes;

(ii) contravene, conflict with or result in a material violation of, or give any Governmental Authority or other Person the right to challenge the Contemplated Transactions or to exercise any remedy or obtain any relief under, any Law or any Order by which the Company, or any of the assets owned or used by the Company, is subject;

(iii) contravene, conflict with or result in a material violation of any of the terms or requirements of, or give any Governmental Authority the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by the Company; or

(iv) cause a default (or an event that with notice or lapse of time or both would result in a default), give right to a right of termination, cancellation or acceleration of any obligation or loss of a material benefit of the Company or any of its Subsidiaries, or result in the creation of any Encumbrance (other than Permitted Encumbrances) upon any of the properties or assets of the Company or any of its Subsidiaries, in each case under any Company Material Contract and in each case except as would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Except for (i) the Required Company Stockholder Vote, (ii) the filing of the Certificate of Merger with the Secretary of State of Delaware pursuant to the DGCL, and (iii) such consents, waivers, approvals, orders authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws, the Company was not, is not, nor will be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with (x) the execution, delivery or performance of this Agreement or (y) the consummation of the Contemplated Transactions (in each case except under Company Contracts that are not Company Material Contracts, and in the case of such filings, notices or Consents under Company Material Contracts, except as the failure to make such filing, give such notice or obtain such Consent would not reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect).

(c) The Company Board has taken and will take all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of the DGCL, to the extent applicable to the Company, are, and will be, inapplicable to the execution, delivery and performance of this Agreement and to the consummation of the Contemplated Transactions. No other state takeover statute or similar Law applies or purports to apply to the Merger, this Agreement or any of the Contemplated Transactions.

3.6 Capitalization.

(a) As of the date hereof, the authorized capital of the Company consists of:

(i) 11,947,558 shares of Company Common Stock, 2,634,714 shares of which are issued and outstanding as of the date hereof, 43,174 shares of which are Company Restricted Stock.

(ii) 6,825,483 shares of Company Preferred Stock, of which (A) 4,118,120 shares have been designated Series A-1 Preferred Stock, all of which are issued and outstanding as of the date hereof, (B) 1,649,188 shares have been designated Series A-2 Preferred Stock, all of which are issued and outstanding as of the date hereof, (C) 696,516 shares have been designated Series A-3 Preferred Stock, all of which are issued and outstanding as of the date hereof, and (D) 361,659 shares have been designated Series A-4 Preferred Stock, all of which are issued and outstanding as of the date hereof.

(iii) 1,991,264 shares of Company Common Stock which the Company has reserved for issuance to officers, directors, employees and consultants of the Company pursuant to the Company’s 2019 Equity Incentive Plan. Of such reserved shares of Common Stock, no shares have been issued pursuant to restricted stock purchase agreements, 1,830,965 options to purchase shares have been granted and are currently outstanding as of the date hereof, and 47,169 shares of Common Stock remain available for issuance to officers, directors, employees and consultants pursuant to the Stock Plan as of the date hereof.

(b) All of the outstanding Company Capital Stock as set out in Section 3.6(a) have been duly authorized and validly issued, and are fully paid and nonassessable and are free of any Encumbrances other than Encumbrances set forth in the Organizational Documents or under applicable securities Laws. None of the outstanding Company Capital Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right and none of the outstanding Company Capital Stock is subject to any right of first refusal in favor of the Company. Each share of Company Preferred Stock and each Company SAFE will convert into shares of Company Common Stock in the Company Preferred Stock Conversion and Company SAFEs Conversion (as applicable) on a one-for-one basis. Except as contemplated herein, there is no Company Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any Company Capital Stock. The Company is not under any obligation, nor is it bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding Company Capital Stock or other securities. Section 3.6(b) of the Company Disclosure Schedule accurately and completely lists all repurchase rights held by the Company with respect to Company Capital Stock (including shares issued pursuant to the exercise of options) and specifies which of those repurchase rights are currently exercisable. As of the date hereof, no Company Convertible Notes other than the Company SAFEs, no Company Warrants and no Company Restricted Stock Units are issued or outstanding.

(c) Except as set forth on Section 3.6(c) of the Company Disclosure Schedule, the Company does not have any option plan or any other plan, program, agreement or arrangement providing for an equity-based compensation for any Person.

(d) Except as provided in Section 3.6(d) of the Company Disclosure Schedule, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any Company Capital Stock or other securities of the Company, (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of the Company, (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which the Company is or may become obligated to sell or otherwise issue any Company Capital Stock or any other securities or (iv) condition or circumstance that could be reasonably likely to give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of the Company. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to the Company.

(e) All outstanding Company Capital Stock and other securities of the Company have been issued and granted in material compliance with (i) all applicable securities laws and other applicable Law and (ii) all requirements set forth in applicable Contracts.

(f) The Company Capital Stock are uncertificated.

3.7 Financial Statements.

(a) Section 3.7(a) of the Company Disclosure Schedule includes true and complete copies of the Company’s (i) consolidated audited balance sheets and related audited statements of operations, changes in statements of convertible preferred stock and stockholders’ deficit and cash flows, and notes thereto for the twelve (12) months ended December 31, 2022 (the “Company Financials”) and December 31, 2021 and (ii) consolidated unaudited balance sheets and related unaudited statements of operations, changes in statements of convertible preferred stock and stockholders’ deficit and cash flows, and notes thereto for the nine (9) months ended, September 30, 2022, September 30, 2023 (collectively, the “Interim Company Financials”). The Company Financials (A) were prepared in accordance with United States generally accepted accounting principles (“GAAP”) (except that the Company Financials may not have notes thereto and other presentation items that may be required by GAAP and are subject to normal and recurring year-end adjustments that are not reasonably expected to be material in amount) applied on a consistent basis unless otherwise noted therein throughout the periods indicated and (B) fairly present, in all material respects, the financial position and operating results of the Company as of the dates and for the periods indicated therein.

(b) The Company maintains a system of internal accounting controls designed to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of the financial statements of the Company in conformity with GAAP and to maintain accountability of the Company’s assets, (iii) access to the Company’s assets is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for the Company’s assets is compared with the existing assets at regular intervals and appropriate action is taken with respect to any differences. The Company maintains, consistent with the practices of similarly situated private companies, internal controls over financial reporting that provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes.

(c) Section 3.7(c) of the Company Disclosure Schedule lists, and the Company has delivered to Aspen accurate and complete copies of the documentation creating or governing, all securitization transactions and off-balance sheet arrangements” (as defined in Item 2.03 of Form 8-K under the Exchange Act) effected by the Company.

(d) There have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer or general counsel of the Company, the Company Board or any committee thereof. Neither the Company nor its independent auditors have identified (i) any significant deficiency or material weakness in the design or operation of the system of internal accounting controls utilized by the Company, (ii) any fraud, whether or not material, that involves the Company, the Company’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company or (iii) any claim or allegation regarding any of the foregoing.

3.8 Absence of Changes. Except as set forth on Section 3.8 of the Company Disclosure Schedule, between December 31, 2022 and the date of this Agreement, the Company has conducted its business only in the Ordinary Course of Business (except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto) and there has not been any (a) Company Material Adverse Effect or (b) action, event or occurrence that would have required consent of Aspen pursuant to Section 5.2(b) of this Agreement had such action, event or occurrence taken place after the execution and delivery of this Agreement.

3.9 Absence of Undisclosed Liabilities. Since December 31, 2022, the Company and its Subsidiaries do not have any liability, indebtedness, obligation, expense, claim, deficiency, guaranty or endorsement of any kind, whether accrued, absolute, contingent, matured, unmatured or otherwise (each a “Liability”), in each case, of a type required to be reflected or reserved for on a balance sheet prepared in accordance with GAAP, except for (i) Liabilities or obligations specifically disclosed, reflected or reserved against in the Company Financials; (ii) Liabilities incurred in the Ordinary Course of Business since the date of the Company Financials; (iii) Liabilities to perform under Contracts entered into by the Company or its Subsidiaries (none of which is a Liability for breach of contract, breach of warranty, tort, infringement, violation of Law, or that relates to any lawsuit); (iv) Liabilities incurred in connection with the Contemplated Transactions; and (v) Liabilities that would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.10 Title to Assets. The Company has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or tangible assets and equipment used or held for use in its business or operations or purported to be owned by it, including: (a) all tangible assets reflected on the Company Financials and (b) all other tangible assets reflected in the books and records of the Company as being owned by the Company. All of such assets are owned or, in the case of leased assets, leased by the Company free and clear of any Encumbrances, other than Permitted Encumbrances.

3.11 Real Property; Leasehold. The Company does not own and has never owned any real property. The Company has made available to Aspen (a) an accurate and complete list of all real properties with respect to which the Company directly or indirectly holds a valid leasehold interest as well as any other real estate that is in the possession of or leased by the Company and (b) copies of all leases under which any such real property is possessed (the “Company Real Estate Leases”), each of which is in full force and effect, with no existing material default thereunder.

3.12 Intellectual Property.

(a) Section 3.12(a) of the Company Disclosure Schedule contains a true and complete list of all issued Patents, Marks and Copyrights included in the Company Intellectual Property that are issued by, registered or the subject of an application filed with, as applicable, the U.S. Patent and Trademark Office, the U.S. Copyright Office or any similar office or agency anywhere in the world (such registrations and applications, the ““Company Registered IP”), including, with respect to each such item, (i) the jurisdiction of application/registration, (ii) the application or registration number, (iii) the date of filing, or issuance or registration, and (iv) the record owner or owners, for each such item. Each material item of Company Registered IP, except for Patents, is subsisting, valid and enforceable. With respect to Patents, each material item of Company Registered IP is subsisting and, to the Knowledge of the Company, all issued Patents within the Company Registered IP are valid and enforceable. All filing, registration, maintenance, renewal and similar fees applicable to any Company Registered IP that are currently due have been paid, and all documents and certificates related to such items have been filed with the relevant Governmental Authority or other office or agency in the applicable jurisdictions for the purposes of filing, registering and maintaining such items, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) No interference, opposition, reissue, reexamination, or cancellation proceeding or other Legal Proceeding (other than routine ordinary course proceedings as part of patent prosecution) is pending or, to the Knowledge of the Company, threatened regarding any Company Intellectual Property, including with respect to the scope, validity, enforceability, registration, priority, inventorship or ownership of, or rights to, any Company Intellectual Property.

(c) All founders, key employees and any other employees, contractors, consultants or other personnel involved in the development of Company Owned Intellectual Property have signed confidentiality and invention assignment agreements or similar agreements for the transfer or assignment of such Company Owned Intellectual Property pursuant to which both (i) the Company has obtained ownership of and are the exclusive owners of all right, title and interest in and to such Company Owned Intellectual Property, and (ii) such personnel are bound by commercially reasonable confidentiality obligations with respect to all Company Intellectual Property. To the Knowledge of the Company, no such personnel are in violation of any such agreements, or of any agreements with any prior employer or other Person with respect to development of any Company Owned Intellectual Property, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) The Company Owned Intellectual Property is solely and exclusively owned by the Company free and clear of any Encumbrance, other than Permitted Encumbrances. To the Knowledge of the Company, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company Exclusively Licensed Intellectual Property is solely and exclusively in-licensed by the Company, and (ii) the other Company Licensed Intellectual Property is in-licensed by the Company, in each case of the foregoing clauses (i) and (ii), free and clear of any Encumbrance, other than Permitted Encumbrances. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, such ownership or licenses will not be affected by the execution, delivery, or performance of this Agreement or the consummation of the Transactions, and all Intellectual Property subject thereto will be owned or in-licensed by the Company on the same terms and conditions thereafter. To the Knowledge of the Company, the Company owns or has a valid and enforceable license to use all material Intellectual Property necessary for, or used or held for use in, the operation of the business of the Company as presently conducted; provided that the foregoing is not, and shall not be construed as, a representation or warranty regarding non-infringement, misappropriation or other violation by the Company of the Intellectual Property of other Persons. To the Knowledge of the Company, no current or former director, officer, employee or contractor of, or consultant to, the Company owns or has any claim, right (whether or not currently exercisable) or interest (or, to the Knowledge of the Company, has alleged that they own or have any such claim, right or interest) to or in any Company Intellectual Property.

(e) To the Knowledge of the Company, the operation of the business of the Company does not infringe, misappropriate or otherwise violate, and has not infringed, misappropriated or otherwise violated, and the further research, development and commercialization of Company Products as currently planned by the Company will not infringe, misappropriate or otherwise violate, any Intellectual Property owned by any other Person, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. As of the date hereof, neither the Company, nor, to the Knowledge of Company, any of the licensors of the Company, has received any notice or claim alleging any such infringement, misappropriation or other violation, including any so-called “invitation to license” letter. As of the date hereof, no Legal Proceeding, is pending or, to the Knowledge of the Company, has been threatened, against the Company or such licensors relating to any infringement, misappropriation or other violation of any Intellectual Property of any other Person.

(f) Neither the Company nor Company Owned Intellectual Property is subject to any Order as of the date hereof, neither the Company nor, to the Knowledge of the Company, any of its licensors has entered into or is a party to any agreement made in settlement of any pending litigation or other Legal Proceeding, which in any case restricts, impairs or relates to the Company’s use or other exploitation in any manner of any Company Intellectual Property or of any other Intellectual Property owned by any other Person.

(g) To the Knowledge of the Company, no Person is infringing, misappropriating or otherwise violating, or has infringed, misappropriated or otherwise violated, any Company Intellectual Property, and no Legal Proceeding has been asserted or is pending or has been threatened against any Person alleging any such infringement, misappropriation or other violation of any Company Intellectual Property, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(h) The Company has taken commercially reasonable steps necessary to maintain and protect the secrecy and confidentiality (including limitations on use) of all Trade Secrets and other confidential information included in the Company Intellectual Property and, to the Knowledge of the Company, there has not been any unauthorized use, disclosure of or access to any such Trade Secrets or other confidential information, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(i) Section 3.12(i) of the Company Disclosure Schedule contains a true and complete list of any and all material Company Intellectual Property that was created, developed or reduced to practice, or is being created, developed or reduced to practice, (i) pursuant to, or in connection with, any Company Contract with any Governmental Authority or Governmental Authority-affiliated Entity, or any university, college or other educational institution or research institute, or (ii) to the Knowledge of the Company, using any funding, facilities or personnel of any Governmental Authority or Governmental Authority-affiliated Entity, or any university, college or other educational institution or research institute (collectively, “Government Funded IP”). The Company, and, to the Knowledge of the Company, each of its licensors with respect to any Government Funded IP, have complied with any and all any Intellectual Property disclosure, licensing and other obligations under any applicable Company Contract referenced in clause (i) of the foregoing sentence, and no Governmental Authority or Governmental Authority-affiliated Entity, or university, college or other educational institution or research institute, has any right, title or interest (including any “march in” or co-ownership rights) in or to any Government Funded IP except, as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(j) To the Knowledge of the Company, each item of Company Intellectual Property that is Company Registered IP owned by the Company is and at all times has been filed and maintained in compliance with all applicable Law and all filings, payments, and other actions required to be made or taken to maintain such item of Company Registered IP in full force and effect have been made by the applicable deadline, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(k) Except as contained in license, distribution and service agreements entered into in the ordinary course of business by Company (i) the Company is not bound by any Company Contract to indemnify, defend, hold harmless, or reimburse any other Person with respect to any infringement, misappropriation, or similar claim relating to Intellectual Property that is material to the Company, taken as a whole and (ii) the Company has not ever assumed, or agreed to discharge or otherwise take responsibility for, any existing or potential liability of another Person for infringement, misappropriation, or violation of any Intellectual Property right, which assumption, agreement or responsibility remains in force as of the date of this Agreement.

(l) The Company has delivered or made available to Aspen, a complete and accurate copy of all Company Inbound Licenses and all Company Outbound Licenses. With respect to each of the material Company Inbound Licenses and Company Outbound Licenses: (i) to the Knowledge of the Company, each such agreement is valid, binding on, enforceable against the Company, in accordance with its terms, subject to the Enforceability Exceptions, (ii) the Company has not received any written notice of termination or cancellation under such agreement, or received any written notice of breach or default under such agreement, which breach has not been cured or waived and (iii) neither the Company nor to the Knowledge of the Company, no other party to any such agreement, is in breach or default thereof in any material respect.

3.13 Agreements, Contracts and Commitments.

(a) Section 3.13(a) of the Company Disclosure Schedule identifies each of the following types of Company Contracts that is in effect as of the date of this Agreement, other than Company Employee Plans and the definitive agreements in respect of the Contemplated Transactions (each, a “Company Material Contract” and collectively, the “Company Material Contracts”):

(i) that constitute Company Convertible Notes;

(ii) that relates to any material bonus, deferred compensation, or severance plans or arrangements;

(iii) requiring or otherwise involving payment by or to the Company or any of its Subsidiaries of more than an aggregate of $250,000 during the fiscal year ending December 31, 2023 (other than indemnification agreements or employment and separation agreements entered into in the ordinary course of business);

(iv) evidencing a commitment by the Company or any of its Subsidiaries to make a future capital expenditure in excess of $250,000 that is not terminable by such Entity upon notice of sixty (60) days or less without penalty or liability;

(v) that requires payments by the Company or any of its Subsidiaries after the date of this Agreement in excess of $250,000 pursuant to its express terms relating to the employment of, or the performance of employment-related services by, any Person, including any employee, consultant or independent contractor, or Entity providing employment related, consulting or independent contractor services, not terminable by the Company or any of its Subsidiaries on thirty (30) calendar days’ or less notice without liability, except to the extent general principles of wrongful termination Law may limit the Company’s, or such successor’s ability to terminate employees at will;

(vi) (A) that includes (1) any “most favored nations” terms or conditions, including with respect to pricing, (2) containing exclusivity obligations or otherwise limiting the freedom or right of the Company or any of its Subsidiaries to sell, distribute or manufacture any products or services for another person, or (3) any rights of first refusal, rights of first negotiation or similar obligations or restrictions, including such rights which provide a right of first negotiation or refusal to purchase, lease, sublease, license, sublicense, use, possess or occupy any securities, assets (including Intellectual Property) or other interest of the Company or any of its Subsidiaries or (B) containing any provision or covenant that materially limits, or purports to materially limit, the ability of the Company or any of its Subsidiaries to engage in any line of business (whether generally or in any geographic area) or compete with any Person or in any line of business or geographic area;

(vii) relating to or evidencing indebtedness for borrowed money or any guarantee of indebtedness for borrowed money by the Company or any of its Subsidiaries in excess of $250,000 (excluding loans by the Company to wholly-owned Subsidiaries in the Ordinary Course of Business);

(viii) providing for or governing the formation of any joint venture, partnership, strategic alliance, research and development collaboration, or similar arrangement;

(ix) that is a Contract governing, related to or pertaining to any Company Intellectual Property (other than any confidential information provided under confidentiality agreements) that is material to the Company and its Subsidiaries, taken as a whole;

(x) (A) pursuant to which any Person granted the Company an exclusive license under any Intellectual Property, or (B) pursuant to which the Company or any of its Subsidiaries granted any Person an exclusive license under any Company Intellectual Property;

(xi) that has continuing obligations or interests involving (A) “milestone” or other similar contingent payments, including upon the achievement of development, regulatory or commercial milestones, or (B) payment of royalties or other amounts calculated based upon sales, revenue, income or similar measure of the Company or any of its Subsidiaries;

(xii) that is a settlement, conciliation or similar Contract with or approved by any Governmental Authority (A) pursuant to which the Company or any of its Subsidiaries will be required after the date of this Agreement to pay any monetary obligations or (B) that contains material obligations or limitations on the conduct of the Company or any of its Subsidiaries (other than customary confidentiality obligations);

(xiii) with any Governmental Authority, except for materials transfer agreements, agreements with academic institutions and non-disclosure agreements entered into in the Ordinary Course of Business;

(xiv) that is a clinical trial agreement, clinical study agreement or similar agreement;

(xv) (A) that is a collective bargaining agreement or (B) with any labor organization;

(xvi) that prohibits the payment of dividends or distributions in respect of the capital stock of the Company or any of its Subsidiaries, the pledging of the capital stock or other equity interests of the Company or any of its Subsidiaries or the issuance of any guaranty by the Company or any of its Subsidiaries;

(xvii) relating to the disposition or acquisition of material assets or any ownership interest in any Entity;

(xviii) requiring payment by or to the Company or any of its Subsidiaries after the date of this Agreement in excess of $500,000 pursuant to its express terms relating to: (A) any distribution agreement (identifying any that contain exclusivity provisions), (B) any agreement involving provision of services or products with respect to any pre-clinical or clinical development activities of the Company or any of its Subsidiaries, (C) any dealer, distributor, joint marketing, alliance, joint venture, cooperation, development or other agreement currently in force under which the Company or any of its Subsidiaries has continuing obligations to develop or market any product, technology or service, or any agreement pursuant to which the Company or any of its Subsidiaries has continuing obligations to develop any Intellectual Property that will not be owned, in whole or in part, by the Company or (D) any Contract to license any patent, trademark registration, service mark registration, trade name or copyright registration to or from any third party to manufacture or produce any product, service or technology of the Company or any of its Subsidiaries or any Contract to sell, distribute or commercialize any products or service of the Company or any of its Subsidiaries, in each case, except for Company Contracts entered into in the Ordinary Course of Business;

(xix) with any Person, including any financial advisor, broker, finder, investment banker or other Person, providing advisory services to the Company or any of its Subsidiaries in connection with the Contemplated Transactions; or

(xx) that was entered into since January 1, 2021 and was entered into with any present or former officer, director or employee of the Company or any of its Subsidiaries (other than indemnification agreements, or any Employee Plans entered into in the ordinary course of business) or (B) is the type of Contract that would be required to be disclosed under Item 404 of Regulation S-K of the Exchange Act.

(b) The Company has delivered or made available to Aspen accurate and complete copies of all Company Material Contracts, including all amendments thereto. There are no Company Material Contracts that are not in written form. The Company has not, nor to the Company’s Knowledge, as of the date of this Agreement has any other party to a Company Material Contract, breached, violated or defaulted under, or received notice that it breached, violated or defaulted under, any of the terms or conditions of any Company Material Contract in such manner as would permit any other party to cancel or terminate any such Company Material Contract, or would permit any other party to seek damages which would reasonably be expected to have a Company Material Adverse Effect. As to the Company, as of the date of this Agreement, each Company Material Contract is valid, binding, enforceable and in full force and effect, subject to the Enforceability Exceptions. No Person is renegotiating, or has a right pursuant to the terms of any Company Material Contract to change, any material amount paid or payable to the Company under any Company Material Contract or any other material term or provision of any Company Material Contract.

3.14 Compliance; Permits; Restrictions.

(a) Each of the Company and its Subsidiaries is and, since January 1, 2021, has been in compliance in all material respects with all Laws applicable to the Company and its Subsidiaries, and, since January 1, 2021, the Company has not received any written notice alleging any actual or suspected material violation with respect to any applicable Laws, or been charged with any unresolved material violation of any applicable Law, except in each case as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Each of the Company and its Subsidiaries holds, and since January 1, 2021 has held, all Governmental Authorizations necessary for the Company and its Subsidiaries to lawfully own, lease or otherwise hold and operate its properties and assets and conduct its business in the manner in which its business is currently being conducted, except where failure to hold such Governmental Authorizations is not, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. The Governmental Authorizations held by the Company and its Subsidiaries are (i) valid and in full force and effect and (ii) are not subject to any administrative or judicial proceeding that would reasonably be expected to result in any termination, suspension, revocation or nonrenewal thereof (and, to the Knowledge of the Company, no such termination, suspension, revocation or nonrenewal has been otherwise threatened in writing), and the Company and its Subsidiaries are in compliance with the terms and requirements thereof, except in the case of each of clauses (i) and (ii) as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

(c) The Company Products are being, and, since January 1, 2021, have been, developed, studied, tested, manufactured, labeled, distributed and stored in compliance with all applicable Laws pertaining to preclinical- and clinical-stage product candidates, including those requirements relating to current Good Manufacturing Practices, Good Laboratory Practices, and Good Clinical Practices, and any equivalent non-U.S. Laws, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. As of the date hereof, neither the Company nor its Subsidiaries nor, to the Knowledge of the Company, any Collaboration Partner has received any written notices or other correspondence from any Drug Governmental Authority or any institutional review board or ethics committee with respect to any ongoing clinical or preclinical studies or trials (i) placing a clinical hold order on any such studies or trials or (ii) otherwise requiring the delay, termination, or suspension of such studies or trials. Since January 1, 2021, neither the Company nor its Subsidiaries nor, to the Knowledge of the Company, any Collaboration Partner has received any Form FDA 483, warning letter, notice of violation, or other written administrative, regulatory or enforcement notice from the FDA or any other Drug Governmental Authority related to the Company Products.

(d) The Company and its Subsidiaries have filed with the applicable Drug Governmental Authorities all required material Healthcare Submissions with respect to the Company Products. All filings for Company Governmental Authorizations and Healthcare Submissions were complete and accurate in all material respects and in material compliance with applicable Laws and Orders when filed, or were subsequently corrected or completed by a filing made prior to the date hereof. No deficiencies have been asserted in writing by any applicable Drug Governmental Authority to the Company and its Subsidiaries with respect to any Healthcare Submission, except as are not, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

(e) Since January 1, 2021, neither the Company nor its Subsidiaries, nor any authorized person acting on its behalf, has (i) made an untrue statement of a material fact or a fraudulent statement to the FDA or any other Drug Governmental Authority, (ii) failed to disclose a material fact required to be disclosed to the FDA or any other Drug Governmental Authority or (iii) committed any act, made any statement or failed to make a statement to the FDA or any other Drug Governmental Authority, in each such case, that, at the time such statement was made or such disclosure or statement was not made, would reasonably be expected to provide a basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities,” set forth in 56 Fed. Reg. 46191 (September 10, 1991) or for any Governmental Authority to invoke any similar policy, except for any act or statement or failure to make a statement that has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(f) Neither the Company nor its Subsidiaries, nor any director, officer or employee of the Company or its Subsidiaries (acting in the capacity of a director, officer or employee of the Company) or, to the Knowledge of the Company, any representative or agent of the Company or its Subsidiaries (acting in the capacity of a representative or agent of the Company or its Subsidiaries), has been: (i) debarred under 21 U.S.C. § 335a or any similar applicable Law; (ii) excluded under 42 U.S.C. §§ 1320a-7 or 1320a-7a or any similar applicable Law, including persons identified on the HHS/OIG List of Excluded Individuals/Entities; (iii) suspended or otherwise declared ineligible for U.S. or non-U.S. federal, state, provincial or other healthcare program participation, including persons identified on the General Services Administration’s List of Parties Excluded from Federal Programs; (iv) convicted of any crime or engaged in any conduct that would reasonably be expected to result in debarment, exclusion or suspension as described in the foregoing clauses (i), (ii) or (iii); (v) declared ineligible for awards of contracts by any U.S. or non-U.S. federal, state, provincial or other agency; (vi) disqualified as a clinical investigator by the FDA or any other Drug Governmental Authority; or (vii) convicted of any offense related to any U.S. or non-U.S. federal, state, provincial or other healthcare program.

(g) The Company has made available to Aspen complete and accurate copies of (i) each investigational new drug application and all material correspondence relating to clinical trial applications submitted to the FDA or any other Drug Governmental Authority by or on behalf of the Company, including any supplements or amendments thereto, relating to any Company Product, (ii) all final preclinical study and clinical trial results or reports relating to any Company Product, (iii) all documents in the possession of the Company or its Subsidiaries related to inspections by any Drug Governmental Authority, in each case relating to any Company Product, (iv) all material information relating to adverse drug experiences, events or reactions or other safety information obtained or otherwise received by the Company relating to any Company Product, and (v) clinical trial databases, clinical trial master files, and statistical programs for ongoing and completed clinical trials and studies in the possession of the Company or its Subsidiaries or, to the Knowledge of the Company, in a Collaboration Partner’s possession, relating to any Company Product. The Company has a complete log of the material correspondence described in clause (i) of this section, except as has not been, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

3.15 Legal Proceedings; Orders.

(a) There is no pending Legal Proceeding and, to the Knowledge of the Company, no Person has threatened in writing to commence any Legal Proceeding: (i) that involves the Company or any of its Subsidiaries or any Company Associate (in his or her capacity as such) or any of the material assets owned or used by the Company or any of its Subsidiaries or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions.

(b) There is no Order to which the Company or any of its Subsidiaries, or any of the material assets owned or used by the Company or any of its Subsidiaries, is subject. To the Knowledge of the Company, no officer or Company Key Employee is subject to any Order that prohibits such officer or Company Key Employee from engaging in or continuing in any conduct, activity or practice relating to the Company or any of its Subsidiaries or any material assets owned or used by the Company or any of its Subsidiaries.

3.16 Tax Matters.

(a) Each of the Company and its Subsidiaries have filed with the appropriate Governmental Authority all income and other material Tax Returns that are required to be filed by it and such Tax Returns are true, correct and complete in all material respects. All income and other material Taxes due and owing by or with respect to the Company and its Subsidiaries have been paid regardless of whether such Taxes have been shown as due and payable on any Tax Return. The Company and its Subsidiaries have established on their relevant books and records, in accordance with GAAP, reserves that are adequate for the payment of any income or other material Taxes not yet due and payable. None of the Company and its Subsidiaries currently is the beneficiary of any extension of time within which to file any income or other material Tax Return, other than customary extensions that have been obtained consistent with past practice. There are no Encumbrances on any of the assets of the Company and its Subsidiaries that arose in connection with any failure to pay any material Tax, other than Permitted Encumbrances.

(b) None of the Company and its Subsidiaries has executed any power of attorney with respect to Taxes which will continue in effect after the Closing other than any customary powers of attorney entered into with the Company’s Tax Return preparer or payroll provider solely for the purpose of filing Tax Returns on behalf of the Company.

(c) Except as would not be material to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries have: (i) complied with all applicable Laws relating to the payment, reporting and withholding (including any amount not withheld because of exemption or similar circumstance) of Taxes; (ii) within the manner prescribed by applicable Law, remitted to the proper Governmental Authority (or is properly holding for such remittance) all amounts required to be so withheld and remitted in connection with any amounts paid or owing to any employee, independent contractor, creditor, member, or other third party; (iii) properly collected and remitted sales, value added, and similar Taxes with respect to sales made to, or purchases made by, its customers or users; and (iv) as applicable, received and retained the appropriate certification or similar documentation to establish an exemption from withholding.

(d) Except as would not be material to the Company and its Subsidiaries, taken as a whole, there is no dispute, audits, examinations, assessments or other actions concerning any Tax liability of the Company and its Subsidiaries pending or, to the Knowledge of the Company, threatened by any Governmental Authority against, or with respect to, the Company and its Subsidiaries that remains unpaid, and none of the Company and its Subsidiaries has received written notice of any threatened audits, examinations or assessments relating to any Taxes.

(e) None of the Company and its Subsidiaries has waived any statute of limitations in respect of Taxes (other than as a result of any extension to file a Tax Return that is automatically granted) or agreed to, or requested, any extension of time with respect to a Tax assessment or deficiency, in each case that is in effect as of the date hereof.

(f) None of the Company and its Subsidiaries has constituted a “distributing corporation” or “controlled corporation” in a distribution of stock intended to qualify for Tax-free treatment under Section 355 of the Code (i) in the two (2) years prior to the date of this Agreement or (ii) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement.

(g) To the Knowledge of the Company, none of the Company and its Subsidiaries has entered into or been a party to any “listed transaction” within the meaning of Treasury regulations Section 1.6011-4(b)(2) for a taxable period for which the applicable statute of limitations remains open.

(h) None of the Company and its Subsidiaries are party to any agreements relating to the allocation or sharing of Taxes, including Tax indemnity agreements, other than customary commercial contracts entered into in the Ordinary Course of Business the primary purpose of which does not relate to Tax.

(i) None of the Company and its Subsidiaries (i) has been a member of an affiliated group of corporations within the meaning of Section 1504 of the Code (or similar provision of local, state or non-U.S. Law), other than any affiliated group of which the Company is the common parent or (ii) has any liability for the Taxes of any Person (other than any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of local, state or non-U.S. Law) as a transferee or successor, or by contract other than customary commercial contracts entered into in the Ordinary Course of Business the primary purpose of which does not relate to Tax.

(j) None of the Company and its Subsidiaries is subject to Tax in any jurisdiction other than the jurisdiction in which it is organized, by virtue of having a permanent establishment, fixed place of business or, to the Knowledge of the Company, otherwise. As of the date hereof, no claim has been made by a Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to taxation by that jurisdiction.

(k) The Company is not and has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code in the last five (5) years.

(l) Neither the Company nor any of its Subsidiaries is aware of any facts or circumstances or has taken or agreed to take or refrain from taking any action, in each case, that would reasonably be expected to prevent or impede the Merger from qualifying for the Intended Tax Treatment.

3.17 Employee and Labor Matters; Benefit Plans.

(a) The Company is, and has been since January 1, 2021, in compliance with all applicable Laws and Orders governing labor or employment, including Laws and Orders relating to employment practices, wages, hours, leaves, harassment, retaliation, equal employment opportunity, reasonable accommodations, break and meal periods, occupational safety and health, workers’ compensation, immigration and other terms and conditions of employment (including the proper classification and compensation of employees for purposes of the Fair Labor Standards Act and cognate state laws) and Laws and Orders in respect of any reduction in force, including notice, information and consultation requirements, except where the failure to so comply has not been, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. The Company does not have, or since January 1, 2021 has not had, any material liability with respect to any misclassification of any person as an independent contractor, consultant, temporary worker or contingent worker rather than as an “employee,” or with respect to any employee leased from another employer.

(b) The Company is not a party to, nor does it have a duty to bargain for or is currently negotiating in connection with entering into, any collective bargaining agreement or other Contract with a labor union or works council representing any of its employees, there are no labor organizations representing any employees of the Company and, as of the date hereof, there is not, to the Knowledge of the Company, any attempt to organize any employees of the Company for the purpose of forming or joining a labor union or works council. Since January 1, 2021 to the date hereof, there has been no strike, slowdown, picketing, lockout, job action, work stoppage, union organizing activity or other labor dispute, or, to the Knowledge of the Company, any threat thereof, affecting the Company or any of its employees.

(c) There is not, and since January 1, 2021 has not been, any Legal Proceeding pending, or to the Knowledge of the Company, threatened in writing relating to employment, including relating to wages and hours, leave of absence, break and meal periods, plant closing notification, employment statute or regulation, privacy right, labor dispute, workers’ compensation policy or long-term-disability policy, safety, retaliation, libel, wrongful discharge, harassment, reasonable accommodations, immigration or discrimination matters involving any employee of the Company, including unfair labor practices, misclassification of independent contractors or consultants, unlawful retaliation, discrimination or harassment complaints, in each case that is material to the Company, taken as a whole.

(d) Within the past three (3) years, the Company has not implemented any plant closing or layoff of employees that (in either case) violated the United States Worker Adjustment and Retraining Notification Act, as amended, or any similar state, local or foreign law (together, “WARN”) and the Company has not incurred any material liability under WARN that remains unsatisfied.

(e) Section 3.17(e) of the Company Disclosure Schedule sets forth a correct and complete list of each material Company Employee Plan. The Company has made available to Aspen, with respect to each material Company Employee Plan, accurate and complete copies (as applicable) of: (i) all plan documents and all amendments thereto, and all related trust or other funding documents, and in the case of unwritten material Company Employee Plans, a written description of the material terms thereof, (ii) the most recent determination letter or opinion letter issued by the IRS or the United States Department of Labor, (iii) the most recently filed annual return/report (Form 5500) and accompanying schedules and attachments thereto, (iv) the most recently prepared actuarial report and financial statements, (v) the most recent prospectus or summary plan descriptions and any material modifications thereto and (vi) all material correspondence with a Governmental Authority received in the last three (3) years with respect to such Company Employee Plan.

(f) Each Company Employee Plan that is intended to be qualified under Section 401(a) of the Code has received or is permitted to rely upon a favorable determination or opinion letter that it is so qualified, and to the Knowledge of the Company, there are no circumstances that would reasonably be expected to cause the loss of such qualification.

(g) Except as is not, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, each Company Employee Plan has been operated, maintained and administered in compliance with its terms and with the requirements prescribed by applicable Laws, including ERISA and the Code. As of the date hereof, no Legal Proceeding or governmental audit is pending with respect to any Company Employee Plan (other than routine claims for benefits) and, to the Knowledge of the Company, no such Legal Proceeding or governmental audit is threatened; and there are no governmental investigations pending or, to the Knowledge of the Company, threatened in connection with any Company Employee Plan, the assets of any trust under any Company Employee Plan or the plan sponsor, the plan administrator or any fiduciary under any Company Employee Plan.

(h) Neither the Company nor any of its respective directors, officers, employees or agents has, with respect to any Company Employee Plan, engaged in or been a party to any non-exempt “prohibited transaction,” as such term is defined in Section 4975 of the Code or Section 406 of ERISA, that could reasonably be expected to result in the imposition of a future penalty assessed pursuant to Section 502(i) of ERISA or a tax imposed by Section 4975 of the Code, in each case applicable to the Company or any Company Employee Plan or for which the Company has any future indemnification obligation, except, in each case, as would not reasonably be expected, individually or in the aggregate, to result in material liability to the Company.

(i) None of the Company nor any of its respective ERISA Affiliates sponsors, maintains or contributes or is obligated to contribute to, or has ever sponsored, maintained or contributed or been obligated to contribute to, or has or is reasonably expected to have any direct or indirect liability with respect to, any (i) plan subject to Section 302 of ERISA, Title IV of ERISA or Section 412 of the Code, (ii) “multiemployer plan” within the meaning of Section 4001(a)(3) or 3(37) of ERISA, (iii) “multiple employer plan” (as defined in Section 4063 or 4064 of ERISA), (iv) “multiple employer welfare arrangement” within the meaning of Section 3(40)(A) of ERISA, or (v) any health or other welfare arrangement that is self-insured by the Company.

(j) No Company Employee Plan provides for, and the Company does not have any present or future obligation to provide, post-retirement or post-termination health, life insurance or other welfare benefits except as required under Part 6 of Subtitle B of Title I of ERISA or Section 4980B of the Code or similar state Law.

(k) The Company does not have any obligation to pay or provide any tax “gross-up” or similar “make-whole” payments or indemnities to any current or former employee, officer, director or other service provider of the Company.

(l) To the extent applicable, all Company Employee Plans maintained primarily for the benefit of employees outside of the United States comply with applicable Laws, and all such plans that are intended to be funded and/or book-reserved are funded and/or book-reserved, as appropriate, based on reasonable actuarial assumptions, except, in each case, as has not resulted in, and would not reasonably be expect to result in, individually or in the aggregate, material liability to the Company.

(m) Neither the execution of this Agreement, nor the consummation of the Merger (either alone or when combined with the occurrence of any other event, including without limitation, a termination of employment) will result in the receipt or retention by any person who is a “disqualified individual” (within the meaning of Section 280G of the Code) with respect to the Company of any payment or benefit that is or could be characterized as a “parachute payment” (within the meaning of Section 280G of the Code), determined without regard to the application of Section 280G(b)(5) of the Code.

(n) Each Company Employee Plan that is a “nonqualified deferred compensation plan” (as such term is defined under Section 409A(d)(1) of the Code and the guidance thereunder) has been operated and maintained in compliance in all material respects with the requirements of Section 409A of the Code and the applicable guidance thereunder.

3.18 Environmental Matters. The Company has complied with all applicable Environmental Laws, which compliance includes the possession by the Company of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof, except for any failure to be in compliance that, individually or in the aggregate, would not result in a Company Material Adverse Effect. The Company has not received any written notice or other communication (in writing or otherwise), whether from a Governmental Authority, citizens group, employee or otherwise, that alleges that the Company is not in compliance with any Environmental Law and, to the Knowledge of the Company, there are no circumstances that may prevent or interfere with the Company’s compliance with any Environmental Law in the future, except where such failure to comply would not reasonably be expected to have a Company Material Adverse Effect. To the Knowledge of the Company: (i) no current or prior owner of any property leased or controlled by the Company has received any written notice or other communication relating to property owned or leased at any time by the Company, whether from a Governmental Authority, citizens group, employee or otherwise, that alleges that such current or prior owner or the Company is not in compliance with or violated any Environmental Law relating to such property and (ii) the Company has no material liability under any Environmental Law.

3.19 Insurance. The Company has delivered to Aspen accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of the Company. Each of such insurance policies is in full force and effect and the Company is in compliance in all material respects with the terms thereof. Other than customary end of policy notifications from insurance carriers, the Company has not received any notice or other communication regarding any actual or possible: (i) cancellation or invalidation of any insurance policy or (ii) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy. The Company has provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding pending against the Company, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed the Company of its intent to do so.

3.20 No Financial Advisors. Except as set forth on Section 3.20 of the Company Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of the Company.

3.21 Transactions with Affiliates. Section 3.21 of the Company Disclosure Schedule describes any material transactions or relationships between, on one hand, the Company and, on the other hand, any (a) executive officer or director of the Company or any of such executive officer’s or director’s immediate family members, (b) owner of more than 5% of the voting power of the outstanding Company Capital Stock or (c) to the Knowledge of the Company, any “related person” (within the meaning of Item 404 of Regulation S-K under the Securities Act) of any such officer, director or owner (other than the Company) in the case of each of (a), (b) or (c) that is of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

3.22 Privacy and Data Security. Since January 1, 2021, each of the Company and its Subsidiaries has complied with all applicable Privacy Laws, including with respect to the collection, acquisition, use, storage and transfer (including cross-border transfer) of Personal Information, except for such non-compliance as is not, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. Since January 1, 2021, the Company and its Subsidiaries have complied in all material respects with each of their respective written and published policies concerning the privacy of Personal Information (“Privacy Policies”), if applicable and required. The Company and its Subsidiaries maintain commercially reasonable policies, procedures and security measures with respect to the physical and electronic security and privacy of Personal Information that are designed to achieve compliance in all material respects with Privacy Laws, and the Company and its Subsidiaries are in compliance in all material respects with such policies and procedures. To the Knowledge of the Company, there have been no material breaches or material violations of any security measures of Aspen and its Subsidiaries, or any material unauthorized access, use or disclosure of any Personal Information. None of the Company and its Subsidiaries has received written notice (or, to the Knowledge of the Company, any other communication) of (a) any material violation or breach, or alleged material violation or breach, of Privacy Laws and/or Privacy Policies, or (b) any claims against any of the Company and its Subsidiaries by any Person, and there is no Legal Proceeding pending or, to Knowledge of the Company, threatened against any of the Company and its Subsidiaries, alleging a violation or breach of Privacy Laws and/or Privacy Policies, except in each case as would not be material to the Company and its Subsidiaries, taken as a whole.

3.23 Anti-Corruption.

(a) Neither the Company nor any director or officer or, to the Knowledge of the Company, any employee of the Company (acting in the capacity of a director, officer or employee of the Company) or, to the Knowledge of the Company, any representative or agent of the Company (acting in the capacity of a representative or agent of the Company), has directly or indirectly (i) given any funds (whether of the Company or otherwise) for unlawful contributions, unlawful gifts or unlawful entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to, or otherwise unlawfully provided anything of value to, any foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or solicited or accepted any such payment or thing of value, or (iii) violated any provision of any Anti-Corruption Law. In the past five (5) years, neither the Company nor any director or officer or, to the Knowledge of the Company, any employee of the Company (acting in the capacity of a director, officer or employee of the Company) or, to the Knowledge of the Company, any representative or agent of the Company (acting in the capacity of a representative or agent of the Company), has not received any written communication (or, to the Knowledge of the Company, any other communication) that alleges any of the foregoing. To the Knowledge of the Company, the Company has disclosed to Aspen any and all allegations that have been made of any potential wrongdoing by the Company or by any director, officer, employee, agent or representative of the Company (acting in the capacity of a director, officer, employee, agent or representative of the Company) with respect to any Anti-Corruption Law.

(b) There are not, and in the past five (5) years, there have not been, any Legal Proceedings with respect to any Anti-Corruption Law pending or, to the Knowledge of the Company, threatened in writing against the Company, any director or officer or, to the Knowledge of the Company, any employee of the Company (acting in the capacity of a director, officer or employee of the Company) or, to the Knowledge of the Company, any representative or agent of the Company (acting in the capacity of a representative or agent of the Company). In the past five (5) years, neither the Company nor any director or officer or, to the Knowledge of the Company, any employee of the Company (acting in the capacity of a director, officer or employee of the Company) or, to the Knowledge of the Company, any representative or agent of the Company (acting in the capacity of a representative or agent of the Company), has made any disclosure (voluntary or otherwise) to any Governmental Authority with respect to any alleged irregularity, misstatement, omission or other potential violation or liability arising under or relating to any Anti-Corruption Law.

3.24 Sanctions Laws. In the past five (5) years, neither the Company nor any director or officer or, to the Knowledge of the Company, any employee of the Company (acting in the capacity of a director, officer or employee of the Company) or, to the Knowledge of the Company, any representative or agent of the Company (acting in the capacity of a representative or agent of the Company), (a) has been in violation of any Sanctions Laws, or (b) has been or was charged by any Governmental Authority with or has made any voluntary disclosure or paid any fine or penalty to any Governmental Authority concerning, or has been investigated for, a violation of any Sanctions Laws. There are not, and in the past five (5) years, there have not been, any Legal Proceedings, allegations, investigations or inquiries concerning any actual or suspected violations of any Sanctions Law pending or to the Knowledge of the Company threatened in writing against the Company, any director or officer or, to the Knowledge of the Company, any employee of the Company (acting in the capacity of a director, officer or employee of the Company) or, to the Knowledge of the Company, any representative or agent of the Company (acting in the capacity of a representative or agent of the Company). Neither the Company nor any director, officer or employee of any of the Company, is a Sanctioned Person. In the past five (5) years, the Company has not had, directly or indirectly, any unlawful transactions with or unlawful investments in any Sanctioned Person or Sanctioned Country.

3.25 No Other Representations or Warranties. The Company hereby acknowledges and agrees that, except for the representations and warranties contained in this Agreement, neither Aspen nor any other person on behalf of Aspen makes any express or implied representation or warranty with respect to Aspen or with respect to any other information provided to the Company, any of its stockholders or any of their respective Affiliates in connection with the Contemplated Transactions, and (subject to the express representations and warranties of Aspen set forth in Section 4 (in each case as qualified and limited by the Aspen Disclosure Schedule)) none of the Company, or any of its Representatives or stockholders, has relied on any such information (including the accuracy or completeness thereof).

Section 4. Representations and Warranties of Aspen and Merger Sub.

Except (i) as set forth in the written disclosure schedule delivered by Aspen to the Company (the “Aspen Disclosure Schedule”) or (ii) as disclosed in the Aspen SEC Documents filed with the SEC prior to the date hereof and publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval (EDGAR) system (but (A) without giving effect to any amendment thereof filed with, or furnished to the SEC on or after the date hereof and (B) excluding any disclosures contained under the heading “Risk Factors” and any disclosure of risks included in any “forward-looking statements” disclaimer or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature), it being understood that any matter disclosed in the Aspen SEC Documents shall be deemed to be disclosed in a section of the Aspen Disclosure Schedule only if it is reasonably apparent from a reading of such Aspen SEC Documents that it would be applicable to such section or subsection of the Aspen Disclosure Schedule, Aspen and Merger Sub represent and warrant to the Company as follows:

4.1 Due Organization; Subsidiaries.

(a) Each of Aspen and its Subsidiaries (including Merger Sub) is a corporation or other legal entity duly incorporated or formed, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization and has all necessary corporate power and authority: (i) to conduct its business in the manner in which its business is currently being conducted, (ii) to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used and (iii) to perform its obligations in all material respects under all Contracts by which it is bound. Since the date of their formation, Merger Sub have not engaged in any activities other than in connection with or as contemplated by this Agreement. All of Aspen’s Subsidiaries are wholly owned by Aspen.

(b) Each of Aspen and its Subsidiaries is duly licensed and qualified to do business, and is in good standing (to the extent applicable in such jurisdiction), under the Laws of all jurisdictions where the nature of its business in the manner in which its business is currently being conducted requires such licensing or qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have an Aspen Material Adverse Effect.

(c) Except as set forth on Section 4.1(c) of the Aspen Disclosure Schedule, Aspen has no Subsidiaries other than Merger Sub and Aspen does not own any capital stock of, or any equity ownership or profit sharing interest of any nature in, or control directly or indirectly, any other Entity other than Merger Sub. Aspen is not and has not otherwise been, directly or indirectly, a party to, member of or participant in any partnership, joint venture or similar business entity. Aspen has not agreed and is not obligated to make, nor is Aspen bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. Aspen has not, at any time, been a general partner of, and has not otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.

4.2 Organizational Documents. Aspen has delivered to the Company accurate and complete copies of Aspen’s Organizational Documents. Aspen is not in breach or violation of its Organizational Documents in any material respect.

4.3 Authority; Binding Nature of Agreement. Subject to obtaining the Required Aspen Stockholder Vote and the Aspen stockholder approval of the other Aspen Stockholder Matters (and with respect to the Equity Plan Proposals, in a form reasonably acceptable to Aspen as contemplated by the definition of such term), each of Aspen and Merger Sub has all necessary corporate power and authority to enter into and to perform its obligations under this Agreement and to consummate the Contemplated Transactions that are contemplated to be consummated by it. The Aspen Board (at meetings duly called and held) has: (a) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Aspen and its stockholders, (b) approved and declared advisable this Agreement and the Contemplated Transactions, including the issuance of shares of Aspen Common Stock to the stockholders of the Company pursuant to the terms of this Agreement and (c) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of Aspen vote to approve the Aspen Stockholder Matters. The Merger Sub Board (by unanimous written consent) has: (x) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Merger Sub and its sole stockholder, (y) deemed advisable and approved this Agreement and the Contemplated Transactions and (z) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholder of Merger Sub vote to adopt this Agreement and thereby approve the Contemplated Transactions. This Agreement has been duly executed and delivered by Aspen and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes the legal, valid and binding obligation of Aspen and Merger Sub, enforceable against each of Aspen and Merger Sub in accordance with its terms, subject to the Enforceability Exceptions.

4.4 Vote Required. The affirmative vote of (i) the holders of a majority of the shares of Aspen Common Stock properly cast is the only vote of the holders of any class or series of Aspen’s capital stock necessary to approve the issuance of shares of Aspen Common Stock to the stockholders of the Company pursuant to the terms of this Agreement and (ii) the holders of a number of shares of Aspen Common Stock as required by Law is the only vote of the holders of any class or series of Aspen’s capital stock necessary to approve an amendment to the Aspen Charter to effect the Nasdaq Reverse Split (collectively, the “Required Aspen Stockholder Vote”).

4.5 Non-Contravention; Consents.

(a) Subject to obtaining the Required Aspen Stockholder Vote and the Aspen stockholder approval of the other Aspen Stockholder Matters, the Aspen stockholder approval of the other Aspen Stockholder Matters and the filing of the Certificate of Merger required by the DGCL, neither (x) the execution, delivery or performance of this Agreement by Aspen or Merger Sub, nor (y) the consummation of the Contemplated Transactions, will directly or indirectly (with or without notice or lapse of time):

(i) contravene, conflict with or result in a violation of any of the provisions of the Organizational Documents of Aspen or its Subsidiaries;

(ii) contravene, conflict with or result in a material violation of, or give any Governmental Authority or other Person the right to challenge the Contemplated Transactions or to exercise any remedy or obtain any relief under, any Law or any Order to which Aspen or its Subsidiaries or any of the assets owned or used by Aspen or its Subsidiaries, is subject;

(iii) contravene, conflict with or result in a material violation of any of the terms or requirements of, or give any Governmental Authority the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by Aspen or its Subsidiaries or that otherwise relates to the business of Aspen, or any of the assets owned, leased or used by Aspen; or

(iv) cause a default (or an event that with notice or lapse of time or both would result in a default), give right to a right of termination, cancellation or acceleration of any obligation or loss of a material benefit of Aspen or any of its Subsidiaries, or result in the creation of any Encumbrance (other than Permitted Encumbrances) upon any of the properties or assets of Aspen or any of its Subsidiaries, in each case under any Aspen Material Contract and in each case except as would not be reasonably expected to have, individually or in the aggregate, an Aspen Material Adverse Effect.

(b) Except for (i) the Required Aspen Stockholder Vote and the Aspen stockholder approval of the other Aspen Stockholder Matters, (ii) the filing of the Certificate of Merger with the Secretary of State of Delaware pursuant to the DGCL, and (iii) such consents, waivers, approvals, orders authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws, neither Aspen nor any of its Subsidiaries was, is or will be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with (x) the execution, delivery or performance of this Agreement or (y) the consummation of the Contemplated Transactions (in each case except under Aspen Contracts that are not Aspen Material Contracts, and in the case of such filings, notices or Consents under Aspen Material Contracts, except as the failure to make such filing, give such notice or obtain such Consent would not reasonably expected to have, individually or in the aggregate, an Aspen Material Adverse Effect).

(c) The Aspen Board and the Merger Sub Board have taken and will take all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement and to the consummation of the Contemplated Transactions. No other state takeover statute or similar Law applies or purports to apply to the Merger, this Agreement or any of the other Contemplated Transactions.

4.6 Capitalization.

(a) The authorized capital stock of Aspen consists of (i) 160,000,000 shares of Aspen Common Stock of which 44,658,511 shares have been issued and are outstanding as of January 26, 2024 (the “Capitalization Date”) and (ii) 10,000,000 shares of undesignated preferred stock, par value $0.0001 per share, of which no shares have been issued and are outstanding as of the Capitalization Date. Aspen does not hold any shares of its capital stock in its treasury.

(b) All of the outstanding shares of Aspen Common Stock have been duly authorized and validly issued, and are fully paid and nonassessable and are free of any Encumbrances. None of the outstanding shares of Aspen Common Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right. None of the outstanding shares of Aspen Common Stock is subject to any right of first refusal in favor of Aspen. Except as contemplated herein, there is no Aspen Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Aspen Common Stock. Aspen is not under any obligation, nor is Aspen bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Aspen Common Stock or other securities. Section 4.6(b) of the Aspen Disclosure Schedule accurately and completely describes all repurchase rights held by Aspen with respect to shares of Aspen Common Stock (including shares issued pursuant to the exercise of stock options) and specifies which of those repurchase rights are currently exercisable. With respect to any equity securities in Aspen subject to a “substantial risk of forfeiture” (within the meaning of Code Section 83 and the Treasury Regulations promulgated thereunder), the applicable holder thereof made a valid Code Section 83(b) election.

(c) Except for Aspen’s Amended and Restated 2015 Stock Option and Grant Plan, 2018 Stock Option and Incentive Plan, 2019 Inducement Plan, and 2020 Inducement Plan, each, as may be amended (the “Aspen Stock Plans”) and the Aspen 2018 Employee Stock Purchase Plan, as amended (the “Aspen ESPP”), and except as set forth on Section 4.6(c) of the Aspen Disclosure Schedule, Aspen does not have any stock option plan or any other plan, program, agreement or arrangement providing for any equity-based compensation for any Person. As of the Capitalization Date, Aspen has reserved 63,538,248 shares of Aspen Common Stock for issuance under the Aspen Stock Plans, of which 44,658,511 shares have been issued and are currently outstanding, 6,141,130 shares have been reserved for issuance upon exercise or settlement of Aspen Options and Aspen Restricted Stock Units, as applicable, granted under the Aspen Stock Plans, and 12,738,607 shares remain available for future issuance pursuant to the Aspen Stock Plans. As of the Capitalization Date, Aspen has reserved 1,766,979 shares of Aspen Common Stock for future issuance pursuant to the Aspen ESPP (of which 302,831 shares have been issued and are currently outstanding). Section 4.6(c)(i) of the Aspen Disclosure Schedule sets forth the following information with respect to each Aspen Option and Aspen Restricted Stock Unit outstanding as of the Capitalization Date, as applicable: (i) the name of the holder, (ii) the number of shares of Aspen Common Stock subject to such Aspen Option and Aspen Restricted Stock Units at the time of grant, (iii) the number of shares of Aspen Common Stock subject to such Aspen Option and Aspen Restricted Stock Units as of the Capitalization Date, (iv) the exercise price of such Aspen Option, (v) the date on which such Aspen Option and Aspen Restricted Stock Units was granted, (vi) the applicable vesting schedule, including any acceleration provisions and the number of vested and unvested shares as of the Capitalization Date, (vii) the date on which such Aspen Option expires, (viii) whether such Aspen Option is intended to be an “incentive stock option” (as defined in the Code) or a nonqualified stock option and (ix) in the case of an Aspen Option, the plan pursuant to which such Aspen Option was granted. Aspen has made available to the Company accurate and complete copies of equity incentive plans pursuant to which Aspen has equity-based awards, the forms of all award agreements evidencing such equity-based awards and evidence of board and stockholder approval of the Aspen Stock Plans and any amendments thereto.

(d) Except for the outstanding Aspen Options and Aspen Restricted Stock Units or as set forth on Section 4.6(d) of the Aspen Disclosure Schedule, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of Aspen, (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of Aspen, (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which Aspen is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities or (iv) condition or circumstance that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of Aspen. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to Aspen. The treatment of the Aspen Options and the Aspen Restricted Stock Units under this Agreement do not violate the terms of the Applicable Aspen Stock Plan.

(e) All outstanding shares of Aspen Common Stock, Aspen Options, Aspen Restricted Stock Units and other securities of Aspen have been issued and granted in compliance with (i) all applicable securities Laws and other applicable Law and (ii) all requirements set forth in applicable Contracts.

(f) With respect to Aspen Options and Aspen Restricted Stock Units granted pursuant to the Aspen Stock Plans, (i) each grant of an Aspen Option or Aspen Restricted Stock Unit was duly authorized no later than the date on which the grant of such Aspen Option and Aspen Restricted Stock Unit was by its terms to be effective (the “Aspen Grant Date”) by all necessary corporate action, including, as applicable, approval by the Aspen Board (or a duly constituted and authorized committee thereof) or duly authorized officer and any required stockholder approval by the necessary number of votes or written consents, (ii) each Aspen Option and Aspen Restricted Stock Unit grant was made in accordance with the terms of the Aspen Stock Plan pursuant to which it was granted and all other applicable Law and regulatory rules or requirements, and (iii) the per share exercise price of each Aspen Option was not less than the fair market value of a share of Aspen Common Stock on the applicable Aspen Grant Date.

4.7 SEC Filings; Financial Statements.

(a) All reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated therein) required to be filed or furnished by Aspen with the SEC since January 1, 2021 (the “Aspen SEC Documents”) have been filed or furnished with the SEC on a timely basis (subject to extensions pursuant to Exchange Act Rule 12b-25). As of their respective dates, or, if amended prior to the date of this Agreement, as of the date of (and giving effect to) the last such amendment: (i) each of the Aspen SEC Documents complied as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act (as the case may be); and (ii) no Aspen SEC Document contained when filed or furnished (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of mailing, respectively) any untrue statement of a material fact or omitted, as the case may be, to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The certifications and statements required by (i) Rule 13a-14 under the Exchange Act and (ii) 18 U.S.C. §1350 (Section 906 of the Sarbanes-Oxley Act) relating to the Aspen SEC Documents (collectively, the “Certifications”) were, as of their respective dates and in all material respects, accurate and complete and complied as to form and content with all applicable Laws.

(b) The financial statements (including any related notes and schedules) contained or incorporated by reference in the Aspen SEC Documents: (i) complied as to form in all material respects with the Securities Act and the Exchange Act, as applicable, and the published rules and regulations of the SEC applicable thereto as in effect at the time of such filing; (ii) were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited financial statements, as permitted by Form 10-Q, Form 8-K or any successor form under the Exchange Act); and (iii) fairly present, in all material respects, the consolidated financial position of Aspen and its Subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows of Aspen and its Subsidiaries for the periods covered thereby (subject, in the case of the unaudited financial statements, to the absence of footnotes and normal year-end audit adjustments that are not individually or in the aggregate material). No financial statements of any Person other than Aspen and its Subsidiaries are required by GAAP to be included in the consolidated financial statements of Aspen.

(c) Aspen’s auditor has at all times since the date of enactment of the Sarbanes-Oxley Act been: (i) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act), (ii) to the Knowledge of Aspen, “independent” with respect to Aspen within the meaning of Regulation S-X under the Exchange Act and (iii) to the Knowledge of Aspen, in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and the rules and regulations promulgated by the SEC and the Public Company Accounting Oversight Board thereunder.

(d) Except as set forth on Section 4.7(d) of the Aspen Disclosure Schedule Aspen has not received any comment letter from the SEC or the staff thereof or any correspondence from Nasdaq or the staff thereof relating to the delisting or maintenance of listing of the Aspen Common Stock on Nasdaq. Aspen has not disclosed any unresolved comments in the Aspen SEC Documents.

(e) There have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer or general counsel of Aspen, the Aspen Board or any committee thereof, other than ordinary course audits or reviews of accounting policies and practices or internal controls required by the Sarbanes-Oxley Act.

(f) Except as set forth on Section 4.7(f) of the Aspen Disclosure Schedule, Aspen is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act, the Exchange Act and the applicable listing and governance rules and regulations of Nasdaq.

(g) Aspen maintains, and since January 1, 2021 has maintained, a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act), which is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and includes policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Aspen and its Subsidiaries; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and that receipts and expenditures are being made only in accordance with authorizations of management and the Aspen Board; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of Aspen and its Subsidiaries that could have a material effect on Aspen’s financial statements. Since January 1, 2021, neither Aspen nor Aspen’s independent registered accountant has identified or been made aware of: (A) any significant deficiency or material weakness in the design or operation of the internal control over financial reporting utilized by Aspen, which is reasonably likely to adversely affect Aspen’s ability to record, process, summarize and report financial information; or (B) any fraud, whether or not material, that involves the management or other employees of Aspen who have a significant role in Aspen’s internal control over financial reporting. Aspen maintains disclosure controls and procedures (as defined by Rule 13a-15(e) or 15d-15(e) under the Exchange Act) that are reasonably designed to ensure that all information required to be disclosed in Aspen’s reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information is accumulated and communicated to Aspen’s management as appropriate to allow timely decisions regarding required disclosure. Since January 1, 2021, the principal executive officer and the principal financial officer of Aspen have made all certifications required by the Exchange Act and the Sarbanes-Oxley Act. Aspen is in compliance in all material respects with all current listing and corporate governance requirements of Nasdaq.

(h) None of Aspen or any of its Subsidiaries has effected, entered into or created, or has any commitment to effect, enter into or create, any securitization transaction or “off-balance sheet arrangement” (as defined in Section 2.03 of Form 8-K under the Exchange Act).

(i) As of the date hereof, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Aspen SEC Documents. To the Knowledge of Aspen, (i) none of the Aspen SEC Documents is the subject of ongoing SEC review and (ii) there are no material inquiries or investigations by the SEC or any internal investigations pending or threatened in writing regarding any accounting practices of Aspen.

(j) Except as permitted by the Exchange Act, including Sections 13(k)(2) and (3), since January 1, 2021, none of Aspen or any of its Subsidiaries has made or permitted to remain outstanding any “extensions of credit” (within the meaning of Section 402 of the Sarbanes-Oxley Act) or prohibited loans to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of Aspen.

4.8 Absence of Changes. Except as set forth on Section 4.8 of the Aspen Disclosure Schedule, between December 31, 2022 and the date of this Agreement, Aspen has conducted its business only in the Ordinary Course of Business (except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto) and there has not been any (a) Aspen Material Adverse Effect or (b) action, event or occurrence that would have required consent of the Company pursuant to Section 5.1(b) of this Agreement had such action, event or occurrence taken place after the execution and delivery of this Agreement.

4.9 Absence of Undisclosed Liabilities. Since December 31, 2022, Aspen and its Subsidiaries do not have any Liabilities of a type required to be reflected or reserved for on a balance sheet prepared in accordance with GAAP, except for (i) Liabilities or obligations specifically disclosed, reflected or reserved against in the Aspen Balance Sheet; (ii) Liabilities incurred in the Ordinary Course of Business since the date of the Aspen Balance Sheet; (iii) Liabilities to perform under Contracts entered into by Aspen or its Subsidiaries (none of which is a Liability for breach of contract, breach of warranty, tort, infringement, violation of Law, or that relates to any lawsuit); (iv) Liabilities incurred in connection with the Contemplated Transactions; and (v) Liabilities that would not be reasonably expected to have, individually or in the aggregate, an Aspen Material Adverse Effect.

4.10 Title to Assets. Each of Aspen and its Subsidiaries owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or tangible assets and equipment used or held for use in its business or operations or purported to be owned by it, including: (a) all tangible assets reflected on the Aspen Balance Sheet and (b) all other tangible assets reflected in the books and records of Aspen as being owned by Aspen. All of such assets are owned or, in the case of leased assets, leased by Aspen or any of its Subsidiaries free and clear of any Encumbrances, other than Permitted Encumbrances.

4.11 Real Property; Leasehold. Neither Aspen nor any of its Subsidiaries owns or has ever owned any real property. Aspen has made available to the Company (a) an accurate and complete list of all real properties with respect to which Aspen directly or indirectly holds a valid leasehold interest as well as any other real estate that is in the possession of or leased by Aspen or any of its Subsidiaries and (b) copies of all leases under which any such real property is possessed (the “Aspen Real Estate Leases”), each of which is in full force and effect, with no existing material default thereunder.

4.12 Intellectual Property.

(a) Section 4.12(a) of the Aspen Disclosure Schedule contains a true and complete list of all issued Patents, Marks and Copyrights included in the Aspen Intellectual Property that are issued by, registered or the subject of an application filed with, as applicable, the U.S. Patent and Trademark Office, the U.S. Copyright Office or any similar office or agency anywhere in the world (such registrations and applications, the “Aspen Registered IP”), including, with respect to each such item, (i) the jurisdiction of application/registration, (ii) the application or registration number, (iii) the date of filing, or issuance or registration, and (iv) the record owner or owners, for each such item. Each material item of Aspen Registered IP, except for Patents, is subsisting, valid and enforceable. With respect to Patents, each material item of Aspen Registered IP is subsisting and, to the Knowledge of Aspen, all issued Patents within the Aspen Registered IP are valid and enforceable. All filing, registration, maintenance, renewal and similar fees applicable to any Aspen Registered IP that are currently due have been paid, and all documents and certificates related to such items have been filed with the relevant Governmental Authority or other office or agency in the applicable jurisdictions for the purposes of filing, registering and maintaining such items, except as would not reasonably be expected to have, individually or in the aggregate, an Aspen Material Adverse Effect.

(b) No interference, opposition, reissue, reexamination, or cancellation proceeding or other Legal Proceeding (other than routine ordinary course proceedings as part of patent prosecution) is pending or, to the Knowledge of Aspen, threatened regarding any Aspen Intellectual Property, including with respect to the scope, validity, enforceability, registration, priority, inventorship or ownership of, or rights to, any Aspen Intellectual Property.

(c) All founders, key employees and any other employees, contractors, consultants or other personnel involved in the development of Aspen Owned Intellectual Property have signed confidentiality and invention assignment agreements or similar agreements for the transfer or assignment of such Aspen Owned Intellectual Property pursuant to which both (i) Aspen has obtained ownership of and are the exclusive owners of all right, title and interest in and to such Aspen Owned Intellectual Property, and (ii) such personnel are bound by commercially reasonable confidentiality obligations with respect to all Aspen Intellectual Property. To the Knowledge of Aspen, no such personnel are in violation of any such agreements, or of any agreements with any prior employer or other Person with respect to development of any Aspen Owned Intellectual Property, except as would not reasonably be expected to have, individually or in the aggregate, an Aspen Material Adverse Effect.

(d) Aspen Owned Intellectual Property is solely and exclusively owned by Aspen free and clear of any Encumbrance, other than Permitted Encumbrances. To the Knowledge of Aspen, except as would not reasonably be expected to have, individually or in the aggregate, an Aspen Material Adverse Effect, the Aspen Licensed Intellectual Property is in-licensed by Aspen, free and clear of any Encumbrance, other than Permitted Encumbrances. Except as would not reasonably be expected to have, individually or in the aggregate, an Aspen Material Adverse Effect, such ownership or licenses will not be affected by the execution, delivery, or performance of this Agreement or the consummation of the Transactions, and all Intellectual Property subject thereto will be owned or in-licensed by Aspen on the same terms and conditions thereafter. To the Knowledge of Aspen, Aspen owns or has a valid and enforceable license to use all material Intellectual Property necessary for, or used or held for use in, the operation of the business of Aspen as presently conducted; provided that the foregoing is not, and shall not be construed as, a representation or warranty regarding non-infringement, misappropriation or other violation by Aspen of the Intellectual Property of other Persons. To the Knowledge of Aspen, no current or former director, officer, employee or contractor of, or consultant to, Aspen owns or has any claim, right (whether or not currently exercisable) or interest (or, to the Knowledge of Aspen, has alleged that they own or have any such claim, right or interest) to or in any Aspen Intellectual Property.

(e) To the Knowledge of Aspen, the operation of the business of Aspen as of the date of this Agreement does not infringe, misappropriate or otherwise violate, and as currently conducted has not infringed, misappropriated or otherwise violated, and the further research, development and commercialization of Aspen Products as currently planned by Aspen will not infringe, misappropriate or otherwise violate, any Intellectual Property owned by any other Person, except as would not reasonably be expected to have, individually or in the aggregate, an Aspen Material Adverse Effect. As of the date hereof, neither Aspen, nor, to the Knowledge of Aspen, any of the licensors of Aspen, has received any notice or claim alleging any such infringement, misappropriation or other violation, including any so-called “invitation to license” letter. As of the date hereof, no Legal Proceeding, is pending or, to the Knowledge of Aspen, has been threatened, against Aspen or such licensors relating to any infringement, misappropriation or other violation of any Intellectual Property of any other Person.

(f) Neither Aspen nor Aspen Owned Intellectual Property is subject to any Order as of the date hereof, and neither Aspen nor, to the Knowledge of Aspen, any of its licensors has entered into or is a party to any agreement made in settlement of any pending litigation or other Legal Proceeding, which in any case restricts, impairs or relates Aspen’s to use or other exploitation in any manner of any Aspen Intellectual Property or of any other Intellectual Property owned by any other Person.

(g) To the Knowledge of Aspen, no Person is infringing, misappropriating or otherwise violating, or has infringed, misappropriated or otherwise violated, any Aspen Intellectual Property, and no Legal Proceeding has been asserted or is pending or has been threatened against any Person alleging any such infringement, misappropriation or other violation of any Aspen Intellectual Property, except as would not reasonably be expected to have, individually or in the aggregate, an Aspen Material Adverse Effect.

(h) Aspen has taken commercially reasonable steps necessary to maintain and protect the secrecy and confidentiality (including limitations on use) of all Trade Secrets and other confidential information included in Aspen Intellectual Property and, to the Knowledge of Aspen, there has not been any unauthorized use, disclosure of or access to any such Trade Secrets or other confidential information, except as would not reasonably be expected to have, individually or in the aggregate, an Aspen Material Adverse Effect.

(i) Section 4.12(i) of Aspen Disclosure Schedule contains a true and complete list of any and all material Aspen Intellectual Property that is Government Funded IP. Aspen, and, to the Knowledge of Aspen, each of its licensors with respect to any Government Funded IP, have complied with any and all any Intellectual Property disclosure, licensing and other obligations under any applicable Aspen Contract referenced in clause (i) of the foregoing sentence, and no Governmental Authority or Governmental Authority-affiliated Entity, or university, college or other educational institution or research institute, has any right, title or interest (including any “march in” or co-ownership rights) in or to any Government Funded IP except, as would not reasonably be expected to have, individually or in the aggregate, an Aspen Material Adverse Effect.

(j) To the Knowledge of Aspen, each item of Aspen Intellectual Property that is Aspen Registered IP owned by Aspen is and at all times has been filed and maintained in compliance with all applicable Law and all filings, payments, and other actions required to be made or taken to maintain such item of Aspen Registered IP in full force and effect have been made by the applicable deadline, except as would not reasonably be expected to have, individually or in the aggregate, an Aspen Material Adverse Effect.

(k) Except as contained in agreements entered into in the ordinary course of business by Aspen as of the Closing Date or as disclosed in Section 4.12(k) of this Disclosure Schedule, (i) Aspen is not bound by any Aspen Contract to indemnify, defend, hold harmless, or reimburse any other Person with respect to any infringement, misappropriation, or similar claim relating to Intellectual Property that is material to Aspen, taken as a whole and (ii) Aspen has not ever assumed, or agreed to discharge or otherwise take responsibility for, any existing or potential liability of another Person for infringement, misappropriation, or violation of any material Intellectual Property right.

(l) Aspen has delivered or made available to Aspen, a complete and accurate copy of all Aspen License Agreements. With respect to each of the material Aspen License Agreements: and except as disclosed in Section 4.12(l) of the Disclosure Schedule (i) to the Knowledge of Aspen each such agreement is valid, binding on, enforceable against Aspen, in accordance with its terms, subject to the Enforceability Exceptions, (ii) Aspen has not received any written notice of termination or cancellation under such agreement, or received any written notice of breach or default under such agreement, which breach has not been cured or waived and (iii) neither Aspen nor to the Knowledge of Aspen, no other party to any such agreement, is in breach or default thereof in any material respect.

4.13 Agreements, Contracts and Commitments.

(a) Section 4.13(a) of the Aspen Disclosure Schedule identifies each of the following types of Aspen Contracts that is in effect as of the date of this Agreement, other than Aspen Employee Plans, the definitive agreements in respect of the Contemplated Transactions and Contracts filed as exhibits to the Aspen SEC Documents (each, an “Aspen Material Contract” and collectively, the “Aspen Material Contracts”):

(i) that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the Exchange Act);

(ii) that relates to any material bonus, deferred compensation, or severance plans or arrangements;

(iii) evidencing a commitment by Aspen or any of its Subsidiaries to make a future capital expenditure in excess of $250,000 that is not terminable by such Entity upon notice of sixty (60) days or less without penalty or liability;

(iv) that requires payments by Aspen or any of its Subsidiaries after the date of this Agreement in excess of $250,000 pursuant to its express terms relating to the employment of, or the performance of employment-related services by, any Person, including any employee, consultant or independent contractor, or Entity providing employment related, consulting or independent contractor services, not terminable by Aspen or any of its Subsidiaries on thirty (30) calendar days’ or less notice without liability, except to the extent general principles of wrongful termination Law may limit Aspen’s, or such successor’s ability to terminate employees at will;

(v) (A) that includes (1) any “most favored nations” terms or conditions, including with respect to pricing, (2) containing exclusivity obligations or otherwise limiting the freedom or right of Aspen or any of its Subsidiaries to sell, distribute or manufacture any products or services for another person, or (3) any rights of first refusal, rights of first negotiation or similar obligations or restrictions, including such rights which provide a right of first negotiation or refusal to purchase, lease, sublease, license, sublicense, use, possess or occupy any securities, assets (including Intellectual Property) or other interest of Aspen or any of its Subsidiaries or (B) containing any provision or covenant that materially limits, or purports to materially limit, the ability of Aspen or any of its Subsidiaries to engage in any line of business (whether generally or in any geographic area) or compete with any Person or in any line of business or geographic area;

(vi) relating to or evidencing indebtedness for borrowed money or any guarantee of indebtedness for borrowed money by Aspen or any of its Subsidiaries in excess of $250,000 (excluding loans by Aspen to wholly-owned Subsidiaries in the Ordinary Course of Business);

(vii) providing for or governing the formation of any joint venture, partnership, strategic alliance, research and development collaboration, or similar arrangement;

(viii) providing for uncapped indemnification or guaranty to a third party, in each case except (A) as entered into in the Ordinary Course of Business and (B) for any Aspen Outbound License;

(ix) (A) pursuant to which any Person granted Aspen an exclusive license under any Intellectual Property, or (B) pursuant to which Aspen or any of its Subsidiaries granted any Person an exclusive license under any Aspen Intellectual Property (“Aspen License Agreements”);

(x) that has continuing obligations or interests involving (A) “milestone” or other similar contingent payments, including upon the achievement of development, regulatory or commercial milestones, or (B) payment of royalties or other amounts calculated based upon sales, revenue, income or similar measure of Aspen or any of its Subsidiaries;

(xi) that is a settlement, conciliation or similar Contract with or approved by any Governmental Authority (A) pursuant to which Aspen or any of its Subsidiaries will be required after the date of this Agreement to pay any monetary obligations or (B) that contains material obligations or limitations on the conduct of Aspen or any of its Subsidiaries (other than customary confidentiality obligations);

(xii) with any Governmental Authority, except for materials transfer agreements, agreements with academic institutions and non-disclosure agreements entered into in the Ordinary Course of Business;

(xiii) that is a clinical trial agreement, clinical study agreement or similar agreement;

(xiv) (A) that is a collective bargaining agreement or (B) with any labor organization;

(xv) that prohibits the payment of dividends or distributions in respect of the capital stock of Aspen or any of its Subsidiaries, the pledging of the capital stock or other equity interests of Aspen or any of its Subsidiaries or the issuance of any guaranty by Aspen or any of its Subsidiaries;

(xvi) relating to the disposition or acquisition of material assets or any ownership interest in any Entity;

(xvii) requiring payment by or to Aspen or any of its Subsidiaries after the date of this Agreement in excess of $150,000 pursuant to its express terms relating to: (A) any distribution agreement (identifying any that contain exclusivity provisions), (B) any agreement involving provision of services or products with respect to any pre-clinical or clinical development activities of Aspen or any of its Subsidiaries, (C) any dealer, distributor, joint marketing, alliance, joint venture, cooperation, development or other agreement currently in force under which Aspen or any of its Subsidiaries has continuing obligations to develop or market any product, technology or service, or any agreement pursuant to which Aspen or any of its Subsidiaries has continuing obligations to develop any Intellectual Property that will not be owned, in whole or in part, by Aspen or (D) any Contract to license any patent, trademark registration, service mark registration, trade name or copyright registration to or from any third party to manufacture or produce any product, service or technology of Aspen or any of its Subsidiaries or any Contract to sell, distribute or commercialize any products or service of Aspen or any of its Subsidiaries, in each case, except for Aspen Contracts entered into in the Ordinary Course of Business;

(xviii) with any Person, including any financial advisor, broker, finder, investment banker or other Person, providing advisory services to Aspen or any of its Subsidiaries in connection with the Contemplated Transactions; or

(xix) that was entered into since January 1, 2021 and (A) was entered into with any present or former officer, director or employee of Aspen or any of its Subsidiaries (other than indemnification agreements or any Employee Plans entered into in the ordinary course of business) or (B) is the type of Contract that would be required to be disclosed under Item 404 of Regulation S-K of the Exchange Act.

(b) Aspen has delivered or made available to the Company accurate and complete copies of all Aspen Material Contracts, including all amendments thereto. There are no Aspen Material Contracts that are not in written form. Aspen has not nor, to Aspen’s Knowledge as of the date of this Agreement, has any other party to an Aspen Material Contract, breached, violated or defaulted under, or received notice that it breached, violated or defaulted under, any of the terms or conditions of any Aspen Material Contract in such manner as would permit any other party to cancel or terminate any such Aspen Material Contract, or would permit any other party to seek damages which would reasonably be expected to have an Aspen Material Adverse Effect. As to Aspen and its Subsidiaries, as of the date of this Agreement, each Aspen Material Contract is valid, binding, enforceable and in full force and effect, subject to the Enforceability Exceptions. No Person is renegotiating, or has a right pursuant to the terms of any Aspen Material Contract to change any material amount paid or payable to Aspen under any Aspen Material Contract or any other material term or provision of any Aspen Material Contract.

4.14 Compliance; Permits; Restrictions.

(a) Each of Aspen and its Subsidiaries is, and since January 1, 2021, has been in compliance in all material respects with all Laws applicable to Aspen and its Subsidiaries, and, since January 1, 2021, Aspen has not received any written notice alleging any actual or suspected material violation with respect to any applicable Laws, or been charged with any unresolved material violation of any applicable Law, except in each case as has not had, and would not reasonably be expected to have, individually or in the aggregate, an Aspen Material Adverse Effect.

(b) Each of Aspen and its Subsidiaries holds, and since January 1, 2021 has held, all Governmental Authorizations necessary for Aspen and its Subsidiaries to lawfully own, lease or otherwise hold and operate its properties and assets and conduct its business in the manner in which its business is currently being conducted, except where failure to hold such Governmental Authorizations is not, and would not reasonably be expected to be, individually or in the aggregate, material to Aspen and its Subsidiaries, taken as a whole. The Governmental Authorizations held by Aspen and its Subsidiaries are

(i) valid and in full force and effect and (ii) are not subject to any administrative or judicial proceeding that would reasonably be expected to result in any termination, suspension, revocation or nonrenewal thereof (and, to the Knowledge of Aspen, no such termination, suspension, revocation or nonrenewal has been otherwise threatened in writing), and Aspen and its Subsidiaries are in compliance with the terms and requirements thereof, except in the case of each of clauses (i) and (ii) as would not reasonably be expected to be, individually or in the aggregate, material to Aspen and its Subsidiaries, taken as a whole.

(c) The Aspen Products, since January 1, 2021, have been, developed, studied, tested, manufactured, labeled, distributed and stored in compliance with all applicable Laws pertaining to preclinical- and clinical-stage product candidates, including those requirements relating to current Good Manufacturing Practices, Good Laboratory Practices, and Good Clinical Practices, and any equivalent non-U.S. Laws, except as would not reasonably be expected to have, individually or in the aggregate, an Aspen Material Adverse Effect. As of the date hereof, neither Aspen nor its Subsidiaries nor, to the Knowledge of Aspen, any Collaboration Partner has received any written notices or other correspondence from any Drug Governmental Authority or any institutional review board or ethics committee with respect to any ongoing clinical or preclinical studies or trials (i) placing a clinical hold order on any such studies or trials or (ii) otherwise requiring the delay, termination, or suspension of such studies or trials. Since January 1, 2021, neither Aspen nor its Subsidiaries nor, to the Knowledge of Aspen, any Collaboration Partner has received any Form FDA 483, warning letter, notice of violation, or other written administrative, regulatory or enforcement notice from the FDA or any other Drug Governmental Authority related to the Aspen Products.

(d) Aspen and its Subsidiaries have filed with the applicable Drug Governmental Authorities all required material Healthcare Submissions with respect to the Aspen Products. All filings for Aspen Governmental Authorizations and Healthcare Submissions were complete and accurate in all material respects and in material compliance with applicable Laws and Orders when filed, or were subsequently corrected or completed by a subsequent filing made prior to the date hereof. No deficiencies have been asserted in writing by any applicable Drug Governmental Authority to Aspen and its Subsidiaries with respect to any Healthcare Submission, except as are not, and would not reasonably be expected to be, individually or in the aggregate, material to Aspen and its Subsidiaries, taken as a whole.

(e) Since January 1, 2021, neither Aspen nor its Subsidiaries, nor any authorized person acting on their behalf, has (i) made an untrue statement of a material fact or a fraudulent statement to the FDA or any other Drug Governmental Authority, (ii) failed to disclose a material fact required to be disclosed to the FDA or any other Drug Governmental Authority or (iii) committed any act, made any statement or failed to make a statement to the FDA or any other Drug Governmental Authority, in each such case, that, at the time such statement was made or such disclosure or statement was not made, would reasonably be expected to provide a basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities,” set forth in 56 Fed. Reg. 46191 (September 10, 1991) or for any Governmental Authority to invoke any similar policy, except for any act or statement or failure to make a statement that has not had, and would not reasonably be expected to have, individually or in the aggregate, an Aspen Material Adverse Effect.

(f) Neither Aspen nor its Subsidiaries, nor any director, officer or employee of Aspen or its Subsidiaries (acting in the capacity of a director, officer or employee of Aspen or its Subsidiaries) or, to the Knowledge of Aspen, any representative or agent of Aspen or its Subsidiaries (acting in the capacity of a representative or agent of Aspen or its Subsidiaries), has been: (i) debarred under 21 U.S.C. § 335a or any similar applicable Law; (ii) excluded under 42 U.S.C. §§ 1320a-7 or 1320a-7a or any similar applicable Law, including persons identified on the HHS/OIG List of Excluded Individuals/Entities; (iii) suspended or otherwise declared ineligible for U.S. or non-U.S. federal, state, provincial or other healthcare program participation, including persons identified on the General Services Administration’s List of Parties Excluded from Federal Programs; (iv) convicted of any crime or engaged in any conduct that would reasonably be expected to result in debarment, exclusion or suspension as described in the foregoing clauses (i), (ii) or (iii); (v) declared ineligible for awards of contracts by any U.S. or non-U.S. federal, state, provincial or other agency; (vi) disqualified as a clinical investigator by the FDA or any other Drug Governmental Authority; or (vii) convicted of any offense related to any U.S. or non-U.S. federal, state, provincial or other healthcare program.

(g) Except with respect to any Aspen Product for which Aspen has withdrawn and/or terminated the IND and/or CTA, as applicable, and excluding any compassionate use/named patient activities not sponsored by Aspen, Aspen has made available to the Company complete and accurate copies of (i) each investigational new drug application and all material correspondence relating to clinical trial applications submitted to the FDA or any other Drug Governmental Authority by or on behalf of Aspen, including any supplements or amendments thereto, relating to any Aspen Product, (ii) all final preclinical study and clinical trial results or reports relating to any Aspen Product, (iii) all documents in the possession of Aspen or its Subsidiaries related to inspections by any Drug Governmental Authority, in each case relating to any Aspen Product, (iv) all material information relating to adverse drug experiences, events or reactions or other safety information obtained or otherwise received by Aspen relating to any Aspen Product, and (v) clinical trial databases, clinical trial master files, and statistical programs for ongoing and completed clinical trials and studies in the possession of Aspen or its Subsidiaries or, to the Knowledge of Aspen, in a Collaboration Partner’s possession, relating to any Aspen Product. Aspen has a complete log of the material correspondence described in clause (i) of this section, except as has not been, and would not reasonably be expected to be, individually or in the aggregate, material to Aspen and its Subsidiaries, taken as a whole.

(h) As of the date of this Agreement, neither Aspen nor any of its Subsidiaries has any current or future obligation or requirement to issue any safety reports to the FDA or any other Drug Governmental Authority on any matter, including with respect to any investigational new drug application (IND) or clinical trial application (CTA), including with respect to any Aspen Product, and any such prior obligation or requirement has either been terminated by the FDA or other applicable Drug Governmental Authority or has been transferred to a third party without any further requirement on the part of Aspen in respect of such drug safety reporting or otherwise.

4.15 Legal Proceedings; Orders.

(a) Except as set forth in Section 4.15(a) of the Aspen Disclosure Schedule, there is no pending Legal Proceeding and, to the Knowledge of Aspen, no Person has threatened in writing to commence any Legal Proceeding: (i) that involves Aspen or any of its Subsidiaries or any Aspen Associate (in his or her capacity as such) or any of the material assets owned or used by Aspen or any of its Subsidiaries or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions.

(b) There is no Order to which Aspen or any of its Subsidiaries, or any of the material assets owned or used by Aspen or any of its Subsidiaries is subject. To the Knowledge of Aspen, no officer or other Aspen Key Employee or any of its Subsidiaries is subject to any Order that prohibits such officer or employee from engaging in or continuing any conduct, activity or practice relating to the business of Aspen or any of its Subsidiaries or to any material assets owned or used by Aspen or any of its Subsidiaries.

4.16 Tax Matters.

(a) Each of Aspen and its Subsidiaries have filed with the appropriate Governmental Authority all income and other material Tax Returns that are required to be filed by it and such Tax Returns are true, correct and complete in all material respects. All income and other material Taxes due and owing by or with respect to Aspen and its Subsidiaries have been paid regardless of whether such Taxes have been shown as due and payable on any Tax Return. Aspen and its Subsidiaries have established on their relevant books and records, in accordance with GAAP, reserves that are adequate for the payment of any income or other material Taxes not yet due and payable. None of Aspen and its Subsidiaries currently is the beneficiary of any extension of time within which to file any income or other material Tax Return, other than customary extensions that have been obtained consistent with past practice. There are no Encumbrances on any of the assets of Aspen and its Subsidiaries that arose in connection with any failure to pay any material Tax, other than Permitted Encumbrances.

(b) None of Aspen and its Subsidiaries has executed any power of attorney with respect to Taxes which will continue in effect after the Closing other than any customary powers of attorney entered into with the Company’s Tax Return preparer or payroll provider solely for the purpose of filing Tax Returns on behalf of the Company.

(c) Except as would not be material to Aspen and its Subsidiaries, taken as a whole, Aspen and its Subsidiaries have: (i) complied with all applicable Laws relating to the payment, reporting and withholding (including any amount not withheld because of exemption or similar circumstance) of Taxes; (ii) within the manner prescribed by applicable Law, remitted to the proper Governmental Authority (or is properly holding for such remittance) all amounts required to be so withheld and remitted in connection with any amounts paid or owing to any employee, independent contractor, creditor, member, or other third party; (iii) properly collected and remitted sales, value added, and similar Taxes with respect to sales made to, or purchases made by, its customers or users; and (iv) as applicable, received and retained the appropriate certification or similar documentation to establish an exemption from withholding.

(d) Except as would not be material to Aspen and its Subsidiaries, taken as a whole, there is no dispute, audits, examinations, assessments or other actions concerning any Tax liability of Aspen and its Subsidiaries pending or, to the Knowledge of Aspen, threatened by any Governmental Authority against, or with respect to, Aspen and its Subsidiaries that remains unpaid, and none of Aspen and its Subsidiaries has received written notice of any threatened audits, examinations or assessments relating to any Taxes.

(e) None of Aspen and its Subsidiaries has waived any statute of limitations in respect of Taxes (other than as a result of any extension to file a Tax Return that is automatically granted) or agreed to, or requested, any extension of time with respect to a Tax assessment or deficiency, in each case that is in effect as of the date hereof.

(f) None of Aspen and its Subsidiaries has constituted a “distributing corporation” or “controlled corporation” in a distribution of stock intended to qualify for Tax-free treatment under Section 355 of the Code (i) in the two (2) years prior to the date of this Agreement or (ii) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement.

(g) To the Knowledge of Aspen, none of Aspen and its Subsidiaries has entered into or been a party to any “listed transaction” within the meaning of Treasury regulations Section 1.6011-4(b)(2) for a taxable period for which the applicable statute of limitations remains open.

(h) None of Aspen and its Subsidiaries are party to any agreements relating to the allocation or sharing of Taxes, including Tax indemnity agreements, other than customary commercial contracts entered into in the Ordinary Course of Business the primary purpose of which does not relate to Tax.

(i) None of Aspen and its Subsidiaries (i) has been a member of an affiliated group of corporations within the meaning of Section 1504 of the Code (or similar provision of local, state or non-U.S. Law), other than any affiliated group of which Aspen is the common parent or (ii) has any liability for the Taxes of any Person (other than any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of local, state or non-U.S. Law) as a transferee or successor, or by contract other than customary commercial contracts entered into in the Ordinary Course of Business the primary purpose of which does not relate to Tax.

(j) None of Aspen and its Subsidiaries is subject to Tax in any jurisdiction other than the jurisdiction in which it is organized, by virtue of having a permanent establishment, fixed place of business or, to the Knowledge of Aspen, otherwise. As of the date hereof, no claim has been made by a Governmental Authority in a jurisdiction where Aspen or any of its Subsidiaries does not file Tax Returns that Aspen or any of its Subsidiaries is or may be subject to taxation by that jurisdiction.

(k) Aspen is not and has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code in the last five (5) years.

(l) Neither Aspen nor any of its Subsidiaries is aware of any facts or circumstances or has taken or agreed to take or refrain from taking any action, in each case, that would reasonably be expected to prevent or impede the Merger from qualifying for the Intended Tax Treatment.

4.17 Employee and Labor Matters; Benefit Plans.

(a) Aspen is, and has been since January 1, 2021, in compliance with all applicable Laws and Orders governing labor or employment, including Laws and Orders relating to employment practices, wages, hours, leaves, harassment, retaliation, equal employment opportunity, reasonable accommodations, break and meal periods, occupational safety and health, workers’ compensation, immigration and other terms and conditions of employment (including the proper classification and compensation of employees for purposes of the Fair Labor Standards Act and cognate state laws) and Laws and Orders in respect of any reduction in force, including notice, information and consultation requirements, except where the failure to so comply has not been, and would not reasonably be expected to be, individually or in the aggregate, material to Aspen, taken as a whole. Aspen does not have, or since January 1, 2021 has not had, any material liability with respect to any misclassification of any person as an independent contractor, consultant, temporary worker or contingent worker rather than as an “employee,” or with respect to any employee leased from another employer.

(b) Aspen is not a party to, nor does it have a duty to bargain for or is currently negotiating in connection with entering into, any collective bargaining agreement or other Contract with a labor union or works council representing any of its employees, there are no labor organizations representing any employees of Aspen and, as of the date hereof, there is not, to the Knowledge of Aspen, any attempt to organize any employees of Aspen for the purpose of forming or joining a labor union or works council. Since January 1, 2021 to the date hereof, there has been no strike, slowdown, picketing, lockout, job action, work stoppage, union organizing activity or other labor dispute, or, to the Knowledge of Aspen, any threat thereof, affecting Aspen or any of its employees.

(c) There is not, and since January 1, 2021 has not been, any Legal Proceeding pending, or to the Knowledge of Aspen, threatened in writing relating to employment, including relating to wages and hours, leave of absence, break and meal periods, plant closing notification, employment statute or regulation, privacy right, labor dispute, workers’ compensation policy or long-term-disability policy, safety, retaliation, libel, wrongful discharge, harassment, reasonable accommodations, immigration or discrimination matters involving any employee of Aspen, including unfair labor practices, misclassification of independent contractors or consultants, unlawful retaliation, discrimination or harassment complaints, in each case that is material to Aspen, taken as a whole.

(d) Within the past three (3) years, Aspen has not implemented any plant closing or layoff of employees that (in either case) violated the United States Worker Adjustment and Retraining Notification Act, as amended, or any similar state, local or foreign law (together, “WARN”) and Aspen has not incurred any material liability under WARN that remains unsatisfied.

(e) Section 4.17(e) of the Aspen Disclosure Schedule sets forth a correct and complete list of each material Aspen Employee Plan. Aspen has made available to Company, with respect to each material Aspen Employee Plan, accurate and complete copies (as applicable) of: (i) all plan documents and all amendments thereto, and all related trust or other funding documents, and in the case of unwritten material Aspen Employee Plans, a written description of the material terms thereof, (ii) the most recent determination letter or opinion letter issued by the IRS or the United States Department of Labor, (iii) the most recently filed annual return/report (Form 5500) and accompanying schedules and attachments thereto, (iv) the most recently prepared actuarial report and financial statements, (v) the most recent prospectus or summary plan descriptions and any material modifications thereto and (vi) all material correspondence with a Governmental Authority received in the last three (3) years with respect to such Aspen Employee Plan.

(f) Each Aspen Employee Plan that is intended to be qualified under Section 401(a) of the Code has received or is permitted to rely upon a favorable determination or opinion letter that it is so qualified, and to the Knowledge of Aspen, there are no circumstances that would reasonably be expected to cause the loss of such qualification.

(g) Except as is not, and would not reasonably be expected to be, individually or in the aggregate, material to Aspen and its Subsidiaries, taken as a whole, each Aspen Employee Plan has been operated, maintained and administered in compliance with its terms and with the requirements prescribed by applicable Laws, including ERISA and the Code. As of the date hereof, no Legal Proceeding or governmental audit is pending with respect to any Aspen Employee Plan (other than routine claims for benefits) and, to the Knowledge of the Aspen, no such Legal Proceeding or governmental audit is threatened; and there are no governmental investigations pending or, to the Knowledge of the Aspen, threatened in connection with any Aspen Employee Plan, the assets of any trust under any Aspen Employee Plan or the plan sponsor, the plan administrator or any fiduciary under any Aspen Employee Plan.

(h) Neither Aspen nor any of its respective directors, officers, employees or agents has, with respect to any Aspen Employee Plan, engaged in or been a party to any non-exempt “prohibited transaction,” as such term is defined in Section 4975 of the Code or Section 406 of ERISA, that could reasonably be expected to result in the imposition of a future penalty assessed pursuant to Section 502(i) of ERISA or a tax imposed by Section 4975 of the Code, in each case applicable to Aspen or any Aspen Employee Plan or for which Aspen has any future indemnification obligation, except, in each case, as would not reasonably be expected, individually or in the aggregate, to result in material liability to Aspen.

(i) None of Aspen nor any of its respective ERISA Affiliates sponsors, maintains or contributes or is obligated to contribute to, or has ever sponsored, maintained or contributed or been obligated to contribute to, or has or is reasonably expected to have any direct or indirect liability with respect to, any (i) plan subject to Section 302 of ERISA, Title IV of ERISA or Section 412 of the Code, (ii) “multiemployer plan” within the meaning of Section 4001(a)(3) or 3(37) of ERISA, (iii) “multiple employer plan” (as defined in Section 4063 or 4064 of ERISA), (iv) “multiple employer welfare arrangement” within the meaning of Section 3(40)(A) of ERISA, or (v) any health or other welfare arrangement that is self-insured by Aspen.

(j) No Aspen Employee Plan provides for, and Aspen does not have any present or future obligation to provide, post-retirement or post-termination health, life insurance or other welfare benefits except as required under Part 6 of Subtitle B of Title I of ERISA or Section 4980B of the Code or similar state Law.

(k) Aspen does not have any obligation to pay or provide any tax “gross-up” or similar “make-whole” payments or indemnities to any current or former employee, officer, director or other service provider of Aspen.

(l) To the extent applicable, all Aspen Employee Plans maintained primarily for the benefit of employees outside of the United States comply with applicable Laws, and all such plans that are intended to be funded and/or book-reserved are funded and/or book-reserved, as appropriate, based on reasonable actuarial assumptions, except, in each case, as has not resulted in, and would not reasonably be expect to result in, individually or in the aggregate, material liability to Aspen.

(m) Neither the execution of this Agreement, nor the consummation of the Merger (either alone or when combined with the occurrence of any other event, including without limitation, a termination of employment) will result in the receipt or retention by any person who is a “disqualified individual” (within the meaning of Section 280G of the Code) with respect to Aspen of any payment or benefit that is or could be characterized as a “parachute payment” (within the meaning of Section 280G of the Code), determined without regard to the application of Section 280G(b)(5) of the Code.

(n) Each Aspen Employee Plan that is a “nonqualified deferred compensation plan” (as such term is defined under Section 409A(d)(1) of the Code and the guidance thereunder) has been operated and maintained in compliance in all material respects with the requirements of Section 409A of the Code and the applicable guidance thereunder.

4.18 Environmental Matters. Since January 1, 2022, Aspen and each of its Subsidiaries has complied with all applicable Environmental Laws, which compliance includes the possession by Aspen of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof, except for any failure to be in compliance that, individually or in the aggregate, would not result in an Aspen Material Adverse Effect. Neither Aspen nor any of its Subsidiaries has received since January 1, 2022, any written notice or other communication (in writing or otherwise), whether from a Governmental Authority, citizens group, employee or otherwise, that alleges that Aspen or any of its Subsidiaries is not in compliance with any Environmental Law, and, to the Knowledge of Aspen, there are no circumstances that may prevent or interfere with Aspen’s or any of its Subsidiaries’ compliance with any Environmental Law in the future, except where such failure to comply would not reasonably be expected to have an Aspen Material Adverse Effect. To the Knowledge of Aspen: (i) no current or prior owner of any property leased or controlled by Aspen or any of its Subsidiaries has received since January 1, 2022, any written notice or other communication relating to property owned or leased at any time by Aspen or any of its Subsidiaries, whether from a Governmental Authority, citizens group, employee or otherwise, that alleges that such current or prior owner or Aspen or any of its Subsidiaries is not in compliance with or violated any Environmental Law relating to such property and (ii) neither Aspen nor any of its Subsidiaries has any material liability under any Environmental Law.

4.19 Insurance. Aspen has made available to the Company accurate and complete copies or summaries of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of Aspen and its Subsidiaries (including Merger Sub). Each of such insurance policies is in full force and effect and Aspen and its Subsidiaries (including Merger Sub) are in compliance in all material respects with the terms thereof. Other than customary end of policy notifications from insurance carriers, since January 1, 2022, neither Aspen nor any of its Subsidiaries has received any notice or other communication regarding any actual or possible: (i) cancellation or invalidation of any insurance policy or (ii) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy. Each of Aspen and its Subsidiaries (including Merger Sub) has provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding pending against Aspen or such Subsidiary for which Aspen or such Subsidiary has insurance coverage, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed Aspen or any of its Subsidiaries of its intent to do so.

4.20 Transactions with Affiliates. Except as set forth in the Aspen SEC Documents filed prior to the date of this Agreement, since the date of Aspen’s last proxy statement filed in 2023 with the SEC, no event has occurred that would be required to be reported by Aspen pursuant to Item 404 of Regulation S-K promulgated by the SEC. Section 4.20 of the Aspen Disclosure Schedule identifies each Person who is (or who may be deemed to be) an Affiliate of Aspen as of the date of this Agreement.

4.21 No Financial Advisors. Except as set forth on Section 4.21 of the Aspen Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of Aspen.

4.22 Valid Issuance. The Aspen Common Stock to be issued in the Merger will, when issued in accordance with the provisions of this Agreement, be validly issued, fully paid and nonassessable.

4.23 Privacy and Data Security. Since January 1, 2021, each of Aspen and its Subsidiaries has complied with all applicable Privacy Laws, including with respect to the collection, acquisition, use, storage and transfer (including cross-border transfer) of Personal Information, except for such non-compliance as is not, and would not reasonably be expected to be, individually or in the aggregate, material to Aspen and its Subsidiaries, taken as a whole. Since January 1, 2021, Aspen and its Subsidiaries have complied in all material respects with each of their respective Privacy Policies, if applicable and required. Aspen and its Subsidiaries maintain commercially reasonable policies, procedures and security measures with respect to the physical and electronic security and privacy of Personal Information that are designed to achieve compliance in all material respects with Privacy Laws, and Aspen and its Subsidiaries are in compliance in all material respects with such policies and procedures. To the Knowledge of Aspen, there have been no material breaches or material violations of any security measures of Aspen and its Subsidiaries, or any material unauthorized access, use or disclosure of any Personal Information. None of Aspen and its Subsidiaries has received written notice (or, to the Knowledge of Aspen, any other communication) of (a) any material violation or breach, or alleged material violation or breach, of Privacy Laws and/or Privacy Policies, or (b) any claims against any of Aspen and its Subsidiaries by any Person, and there is no Legal Proceeding pending or, to Knowledge of Aspen, threatened against any of Aspen and its Subsidiaries, alleging a violation or breach of Privacy Laws and/or Privacy Policies, except in each case as would not be material to Aspen and its Subsidiaries, taken as a whole.

4.24 Anti-Corruption.

(a) Neither Aspen nor Merger Sub, nor any director or officer or, to the Knowledge of Aspen, any employee of Aspen or Merger Sub (acting in the capacity of a director, officer or employee of Aspen or Merger Sub) or, to the Knowledge of Aspen or Merger Sub, any representative or agent of Aspen or Merger Sub (acting in the capacity of a representative or agent of Aspen or Merger Sub), has directly or indirectly (i) given any funds (whether of Aspen or Merger Sub or otherwise) for unlawful contributions, unlawful gifts or unlawful entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to, or otherwise unlawfully provided anything of value to, any foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or solicited or accepted any such payment or thing of value, or (iii) violated any provision of any Anti-Corruption Law. Since January 1, 2021, neither Aspen nor Merger Sub, nor any director or officer or, to the Knowledge of Aspen, any employee of Aspen or Merger Sub (acting in the capacity of a director, officer or employee of Aspen or Merger Sub) or, to the Knowledge of Aspen, any representative or agent of Aspen or Merger Sub (acting in the capacity of a representative or agent of Aspen or Merger Sub), has not received any written communication (or, to the Knowledge of Aspen, any other communication) that alleges any of the foregoing. To the Knowledge of Aspen, Aspen has disclosed to the Company any and all allegations that have been made of any potential wrongdoing by Aspen, Merger Sub, or by any director, officer, employee, agent or representative of Aspen or Merger Sub (acting in the capacity of a director, officer, employee, agent or representative of Aspen or Merger Sub) with respect to any Anti-Corruption Law.

(b) There are not, and since January 1, 2021, there have not been, any Legal Proceedings with respect to any Anti-Corruption Law pending or, to the Knowledge of Aspen, threatened in writing against Aspen, Merger Sub, any director or officer or, to the Knowledge of Aspen, any employee of Aspen or Merger Sub (acting in the capacity of a director, officer or employee of Aspen or Merger Sub) or, to the Knowledge of Aspen, any representative or agent of Aspen or Merger Sub (acting in the capacity of a representative or agent of Aspen or Merger Sub). Since January 1, 2021, neither Aspen nor Merger Sub, nor any director or officer or, to the Knowledge of Aspen, any employee of Aspen or Merger Sub (acting in the capacity of a director, officer or employee of Aspen or Merger Sub) or, to the Knowledge of Aspen, any representative or agent of Aspen or Merger Sub (acting in the capacity of a representative or agent of Aspen or Merger Sub), has made any disclosure (voluntary or otherwise) to any Governmental Authority with respect to any alleged irregularity, misstatement, omission or other potential violation or liability arising under or relating to any Anti-Corruption Law.

4.25 Sanctions Laws. Since January 1, 2021, neither Aspen nor Merger Sub, nor any director or officer or, to the Knowledge of Aspen, any employee of Aspen nor Merger Sub (acting in the capacity of a director, officer or employee of Aspen or Merger Sub) or, to the Knowledge of Aspen, any representative or agent of Aspen nor Merger Sub (acting in the capacity of a representative or agent of Aspen nor Merger Sub), (a) has been in violation of any Sanctions Laws, or (b) has been or was charged by any Governmental Authority with or has made any voluntary disclosure or paid any fine or penalty to any Governmental Authority concerning, or has been investigated for, a violation of any Sanctions Laws. There are not, and since January 1, 2021, there have not been, any Legal Proceedings, allegations, investigations or inquiries concerning any actual or suspected violations of any Sanctions Law pending or to the Knowledge of Aspen threatened in writing against Aspen, any director or officer or, to the Knowledge of Aspen, any employee of Aspen nor Merger Sub (acting in the capacity of a director, officer or employee of Aspen nor Merger Sub) or, to the Knowledge of Aspen, any representative or agent of Aspen nor Merger Sub (acting in the capacity of a representative or agent of Aspen nor Merger Sub). Neither Aspen nor Merger Sub, nor any director, officer or employee of any of Aspen or Merger Sub, is a Sanctioned Person. Since January 1, 2021, neither Aspen nor Merger Sub has had, directly or indirectly, any unlawful transactions with or unlawful investments in any Sanctioned Person or Sanctioned Country.

4.26 No Other Representations or Warranties. Aspen hereby acknowledges and agrees that, except for the representations and warranties contained in this Agreement, neither the Company nor any of its Subsidiaries nor any other person on behalf of the Company or its Subsidiaries makes any express or implied representation or warranty with respect to the Company or its Subsidiaries or with respect to any other information provided to Aspen, Merger Sub or stockholders or any of their respective Affiliates in connection with the Contemplated Transactions, and (subject to the express representations and warranties of the Company set forth in Section 3 (in each case as qualified and limited by the Company Disclosure Schedule)) none of Aspen, Merger Sub nor any of their respective Representatives or stockholders, has relied on any such information (including the accuracy or completeness thereof).

Section 5. Certain Covenants of the Parties.

5.1 Operation of Aspen’s Business.

(a) Except (i) as expressly contemplated or permitted by this Agreement, (ii) as set forth on Section 5.1(a) of the Aspen Disclosure Schedule, (iii) as required by applicable Law, or (iv) with the prior written consent of the Company (which consent shall not be unreasonably withheld, delayed or conditioned), during the period commencing on the date of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Section 10 and the Effective Time (the “Pre-Closing Period”), Aspen shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to (x) conduct its business and operations in the Ordinary Course of Business and in material compliance with all applicable Law and the requirements of all Contracts that constitute Aspen Material Contracts and (y) continue to pay material outstanding accounts payable and other material current Liabilities (including payroll) when due and payable.

(b) Except (i) as expressly contemplated or permitted by this Agreement, (ii) as set forth in Section 5.1(b) of the Aspen Disclosure Schedule, (iii) as required by applicable Law, or (iv) with the prior written consent of the Company (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the Pre-Closing Period, Aspen shall not, nor shall it cause or permit any of its Subsidiaries to, do any of the following:

(i) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock or repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities (except for shares of Aspen Common Stock from terminated employees, directors or consultants of Aspen);

(ii) sell, issue, grant, pledge or otherwise dispose of or encumber or authorize the issuance of: (A) any capital stock or other security (except for Aspen Common Stock issued upon the valid exercise or settlement of outstanding Aspen Options or Aspen Restricted Stock Units, as applicable), (B) any option, warrant or right to acquire any capital stock or any other security or (C) any instrument convertible into or exchangeable for any capital stock or other security;

(iii) except as required to give effect to anything in contemplation of the Closing, amend any of its Organizational Documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, the Contemplated Transactions;

(iv) form any Subsidiary or acquire any equity interest or other interest in any other Entity or enter into a joint venture with any other Entity;

(v) (A) lend money to any Person, (B) incur or guarantee any indebtedness for borrowed money, (C) guarantee any debt securities of others or (D) make any capital expenditure or commitment;

(vi) (A) adopt, establish or enter into any Aspen Employee Plan, including, for avoidance of doubt, any equity awards plans, (B) cause or permit any Aspen Employee Plan to be amended other than as required by Law or in order to make amendments for the purposes of compliance with Section 409A of the Code, (C) pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, officers or employees, (D) increase or amend the severance or change of control benefits offered to any current or new employees, directors or consultants, or (E) hire or engage any officer, or, employee; provided, however, that consultants may be retained on terms permitting termination by Aspen without notice to provide supplemental support services as reasonably may be needed by Aspen, or to fill vacancies to the extent such positions are existing as of the date hereof and which vacancies occur after the date hereof;

(vii) enter into any material transaction outside the Ordinary Course of Business;

(viii) acquire any material asset or sell, lease, license or otherwise irrevocably dispose of any of its assets or properties, or grant any Encumbrance with respect to such assets or properties;

(ix) (A) make, change or revoke any material Tax election; (B) file any amended income or other material Tax Return; (C) adopt or change any material accounting method in respect of Taxes; (D) enter into any material Tax closing agreement, settle any material Tax claim or assessment; (E) consent to any extension or waiver of the limitation period applicable to or relating to any material Tax claim or assessment (other than as a result of any extension to file a Tax Return that is automatically granted); or (F) apply for or surrender any claim for Tax refund;

(x) waive, settle or compromise any pending or threatened Legal Proceeding against Aspen or any of its Subsidiaries, other than waivers, settlements or agreements (A) for an amount not in excess of $100,000 individually or $300,000 in the aggregate (excluding amounts to be paid under existing insurance policies or renewals thereof) and (B) that do not impose any material restrictions on the operations or businesses of Aspen or its Subsidiaries, taken as a whole, or any equitable relief on, or the admission of wrongdoing by Aspen or any of its Subsidiaries;

(xi) delay or fail to repay when due any material obligation, including accounts payable and accrued expenses (provided, however, that any such accounts payable or accrued expenses need not be paid if the validity or amount thereof shall at the time be contested in good faith);

(xii) forgive any loans to any Person, including its employees, officers, directors or Affiliate;

(xiii) terminate or modify in any material respect, or fail to exercise renewal rights with respect to, any material insurance policy;

(xiv) (A) materially change pricing or royalties or other payments set or charged by Aspen or any of its Subsidiaries to its customers or licensees or (B) agree to materially change pricing or royalties or other payments set or charged by Persons who have licensed Intellectual Property to Aspen or any of its Subsidiaries;

(xv) enter into, amend or terminate any Aspen Material Contract except as permitted under subparagraph (c) below; or

(xvi) agree, resolve or commit to do any of the foregoing.

Nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct the operations of Aspen prior to the Effective Time. Prior to the Effective Time, Aspen shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.

(c) Notwithstanding any provision herein to the contrary (including the foregoing provisions of this Section 5.1), Aspen may engage in the sale, license, transfer, disposition, divestiture or other monetization transaction (i.e., a royalty transaction) and/or winding down of Aspen’s business or operations as they exist prior to the Closing or the sale, license, transfer, disposition, divestiture or other monetization transaction (i.e., a royalty transaction) or other disposition of any Aspen Pre-Closing Asset (each, an “Aspen Pre-Closing Transaction”), including entering into Contracts or amending or terminating Contracts in connection with any of the foregoing; provided, however, that if any Aspen Pre-Closing Transaction results in obligations of Aspen that will extend after Closing, then such terms shall be reasonably acceptable to Company.

5.2 Operation of the Company’s Business.

(a) Except (i) as expressly contemplated or permitted by this Agreement, including the Subscription Agreement, (ii) as set forth in Section 5.2(a) of the Company Disclosure Schedule, (iii) as required by applicable Law, or (iv) with the prior written consent of Aspen (which consent shall not be unreasonably withheld, delayed or conditioned), during the Pre-Closing Period the Company shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to conduct its business and operations in the Ordinary Course of Business and in material compliance with all applicable Law and the requirements of all Contracts that constitute Company Material Contracts.

(b) Except (i) as expressly contemplated or permitted by this Agreement, including the Subscription Agreement, (ii) as set forth in Section 5.2(b) of the Company Disclosure Schedule, (iii) as required by applicable Law, or (iv) with the prior written consent of Aspen (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the Pre-Closing Period, the Company shall not, nor shall it cause or permit any of its Subsidiaries to, do any of the following:

(i) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock; or repurchase, redeem or otherwise reacquire any shares of Company Capital Stock or other securities (except for shares of Company Common Stock from terminated employees, directors or consultants of the Company);

(ii) except as required to give effect to anything in contemplation of the Closing, amend any of its or its Subsidiaries’ Organizational Documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, the Contemplated Transactions;

(iii) sell, issue, grant, pledge or otherwise dispose of or encumber or authorize any of the foregoing actions with respect to: (A) any capital stock or other security of the Company or any of its Subsidiaries (except for shares of outstanding Company Common Stock issued upon the valid exercise of Company Options), (B) any option, warrant or right to acquire any capital stock or any other security or (C) any instrument convertible into or exchangeable for any capital stock or other security of the Company or any of its Subsidiaries;

(iv) form any Subsidiary or acquire any equity interest or other interest in any other Entity or enter into a joint venture with any other Entity;

(v) (A) lend money to any Person, (B) incur or guarantee any indebtedness for borrowed money, (C) guarantee any debt securities of others or (D) make any capital expenditure or commitment in excess of $500,000;

(vi) (A) adopt, establish or enter into any Company Employee Plan, including, for the avoidance of doubt, any equity awards plans, (B) cause or permit any Company Employee Plan to be amended other than as required by Law or in order to make amendments for the purposes of compliance with Section 409A of the Code, (C) pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, officers or employees, (D) increase or amend the severance or change of control benefits offered to any current or new employees, directors or consultants, or (E) hire or engage any officer or employee;

(vii) enter into any material transaction outside the Ordinary Course of Business;

(viii) acquire any material asset or sell, lease, license or otherwise irrevocably dispose of any of its assets or properties, or grant any Encumbrance with respect to such assets or properties in excess of $250,000, except in the Ordinary Course of Business;

(ix) sell, assign, transfer, license, sublicense or otherwise dispose of any material Company Intellectual Property (other than pursuant to non-exclusive licenses in the Ordinary Course of Business);

(x) (A) make, change or revoke any material Tax election; (B) file any amended income or other material Tax Return; (C) adopt or change any material accounting method in respect of Taxes; (D) enter into any material Tax closing agreement, settle any material Tax claim or assessment; (E) consent to any extension or waiver of the limitation period applicable to or relating to any material Tax claim or assessment (other than as a result of any extension to file a Tax Return that is automatically granted); or (F) apply for or surrender any claim for Tax refund;

(xi) waive, settle or compromise any pending or threatened Legal Proceeding against the Company or any of its Subsidiaries, other than waivers, settlements or agreements (A) for an amount not in excess of $100,000 individually or $300,000 in the aggregate (excluding amounts to be paid under existing insurance policies or renewals thereof) and (B) that do not impose any material restrictions on the operations or businesses of the Company or its Subsidiaries, taken as a whole, or any equitable relief on, or the admission of wrongdoing by the Company or any of its Subsidiaries;

(xii) delay or fail to repay when due any material obligation, including accounts payable and accrued expenses (provided, however, that any such accounts payable or accrued expenses need not be paid if the validity or amount thereof shall at the time be contested in good faith);

(xiii) forgive any loans to any Person, including its employees, officers, directors or Affiliate;

(xiv) terminate or modify in any material respect, or fail to exercise renewal rights with respect to, any material insurance policy;

(xv) (A) materially change pricing or royalties or other payments set or charged by the Company or any of its Subsidiaries to its customers or licensees or (B) agree to materially change pricing or royalties or other payments set or charged by Persons who have licensed Intellectual Property to the Company or any of its Subsidiaries;

(xvi) enter into, amend or terminate any Company Material Contract, except in the Ordinary Course of Business in a manner that would not otherwise require Aspen’s consent pursuant to this Section 5.2 and would not reasonably be expected to prevent or to materially impede or delay the consummation of the Contemplated Transactions; or

(xvii) agree, resolve or commit to do any of the foregoing.

Nothing contained in this Agreement shall give Aspen, directly or indirectly, the right to control or direct the operations of the Company prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.

5.3 Access and Investigation.

(a) Subject to the terms of the Confidentiality Agreement, which the Parties agree will continue in full force following the date of this Agreement, during the Pre-Closing Period, upon reasonable notice, Aspen, on the one hand, and the Company, on the other hand, shall and shall use commercially reasonable efforts to cause such Party’s Representatives to: (a) provide the other Party and such other Party’s Representatives with reasonable access during normal business hours to such Party’s Representatives, personnel, property and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to such Party and its Subsidiaries, (b) provide the other Party and such other Party’s Representatives with such copies of the existing books, records, Tax Returns, work papers, product data, and other documents and information relating to such Party and its Subsidiaries, and with such additional financial, operating and other data and information regarding such Party and its Subsidiaries as the other Party may reasonably request, (c) permit the other Party’s officers and other employees to meet, upon reasonable notice and during normal business hours, with the chief financial officer and other officers and managers of such Party responsible for such Party’s financial statements and the internal controls of such Party to discuss such matters as the other Party may deem necessary, and

(d) make available to the other Party copies of any material notice, report or other document filed with or sent to or received from any Governmental Authority in connection with the Contemplated Transactions. Any investigation conducted by either Aspen or the Company pursuant to this Section 5.3 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the other Party. Aspen shall not be required to provide any information or documents pursuant to this Section 5.3 relating to any Acquisition Transaction or Acquisition Inquiry.

(b) Notwithstanding anything herein to the contrary in this Section 5.3, no access or examination contemplated by this Section 5.3 shall be permitted to the extent that it would require any Party or its Subsidiaries to waive the attorney-client privilege or attorney work product privilege, or violate any applicable Law; provided, that such Party or its Subsidiary (i) shall be entitled to withhold only such information that may not be provided without causing such violation or waiver, (ii) shall provide to the other Party all related information that may be provided without causing such violation or waiver (including, to the extent permitted, redacted versions of any such information) and (iii) shall enter into such effective and appropriate joint-defense agreements or other protective arrangements as may be reasonably requested by the other Party in order that all such information may be provided to the other Party without causing such violation or waiver.

5.4 No Solicitation.

(a) Each of Aspen and the Company agrees that, during the Pre-Closing Period, neither it nor any of its Subsidiaries shall, nor shall it or any of its Subsidiaries authorize any of its Representatives to, directly or indirectly: (i) solicit, initiate or knowingly encourage, induce or facilitate the communication, making or submission of any Acquisition Proposal or Acquisition Inquiry, (ii) furnish any non-public information regarding Aspen or the Company (as applicable) to any Person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry, (iii) engage in discussions or negotiations (other than to inform any Person of the existence of the provisions of this Agreement) with any Person with respect to any Acquisition Proposal or Acquisition Inquiry, (iv) approve, endorse or recommend any Acquisition Proposal (except as provided in Section 6.2 and Section 6.3), (v) execute or enter into any letter of intent or any Contract contemplating or otherwise relating to any Acquisition Transaction (except as provided in Section 6.2 and Section 6.3), or (vi) publicly propose, resolve or agree to do any of the foregoing (except as provided in Section 6.2 and Section 6.3); provided, however, that, notwithstanding anything contained in this Section 5.4 and subject to compliance with this Section 5.4, prior to the receipt of the Required Aspen Stockholder Vote as to Aspen or prior to the receipt of the Required Company Stockholder Vote, as to the Company, each Party may furnish non-public information regarding itself and its Subsidiaries to, and enter into discussions or negotiations with, any Person in response to a bona fide written Acquisition Proposal by such Person which that Party’s Board (or a committee thereof) determines in good faith, after consultation with its financial advisors and outside legal counsel, constitutes, or is reasonably likely to constitute or result in, a Superior Offer (and is not withdrawn) if: (A) such Party and the Representatives of such Party shall not have breached this Section 5.4 in any material respect, (B) the Party’s Board (or a committee thereof) concludes in good faith based on the advice of outside legal counsel, that the failure to take such action would be inconsistent with such Party’s Board’s fiduciary duties under applicable Law, (C) prior to providing any non-public information about itself, the Party receives from such Person an executed Acceptable Confidentiality Agreement (the negotiation of which shall not be prohibited by this Agreement) and (D) simultaneous with furnishing any such non-public information to such Person, the Party furnishes such non-public information to the other Party (to the extent such information has not been previously furnished to the other Party). Without limiting the generality of the foregoing, each of Aspen and the Company acknowledges and agrees that, in the event any of its Representative takes any action with its consent that, if taken by such Party, would constitute a breach of this Section 5.4 by such Party, the taking of such action by such Representative shall be deemed to constitute a breach of this Section 5.4 by such Party for purposes of this Agreement. Notwithstanding anything to the contrary in this Agreement, (a) each of Aspen and the Company may (i) grant any waiver with respect to, or release, any standstill provision or similar restriction in order to permit a third party to make an Acquisition Proposal or Acquisition Inquiry or (ii) contact any Person that has made an Acquisition Proposal or Acquisition Inquiry after the date hereof to clarify the terms thereof so that the receiving Party’s Board (or a committee thereof) may inform itself of such Acquisition Proposal or Acquisition Inquiry and (b) nothing in this Section 5.4 shall prohibit the Company from contacting any Person for the purposes of entering into transactions for capital raising purposes that are otherwise in accordance with the terms of this Agreement.

(b) If any Party or any Representative of such Party receives an Acquisition Proposal or Acquisition Inquiry at any time during the Pre-Closing Period, then such Party shall promptly (and in no event later than one (1) Business Day after such Party becomes aware of such Acquisition Proposal or Acquisition Inquiry) advise the other Party orally and in writing of such Acquisition Proposal or Acquisition Inquiry (including the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry, and the terms thereof). Such Party shall keep the other Party reasonably informed with respect to the status and terms of any such Acquisition Proposal or Acquisition Inquiry and any material modification or material proposed modification thereto.

(c) Each Party shall immediately cease and cause to be terminated any existing discussions, negotiations and communications with any Person that relate to any Acquisition Proposal or Acquisition Inquiry as of the date of this Agreement and request the destruction or return of any nonpublic information provided to such Person.

5.5 Notification of Certain Matters. During the Pre-Closing Period, each of the Company, on the one hand, and Aspen, on the other hand, shall promptly notify the other (and, if in writing, furnish copies of) if any of the following occurs: (a) any notice or other communication is received from any Person alleging that the Consent of such Person is or may be required in connection with any of the Contemplated Transactions, (b) any Legal Proceeding against or involving or otherwise affecting such Party or its Subsidiaries is commenced, or, to the Knowledge of such Party, threatened against such Party or, to the Knowledge of such Party, any director, officer or Aspen Key Employee or Company Key Employee (as applicable) of such Party, (c) such Party becomes aware of any inaccuracy in any representation or warranty made by such Party in this Agreement or (d) the failure of such Party to comply with any covenant or obligation of such Party; in each case that could reasonably be expected to make the timely satisfaction of any of the conditions set forth in Section 7, Section 8 or Section 9, as applicable, impossible or materially less likely. No such notice shall be deemed to supplement or amend the Company Disclosure Schedule or the Aspen Disclosure Schedule for the purpose of (x) determining the accuracy of any of the representations and warranties made by the Company in this Agreement or (y) determining whether any condition set forth in Section 7, Section 8 or Section 9 has been satisfied. Any failure by either Party to provide notice pursuant to this Section 5.5 shall not be deemed to be a breach for purposes of Section 8.2 or Section 9.2, as applicable, unless such failure to provide such notice was knowing and intentional.

Section 6. Additional Agreements of the Parties.

6.1 Registration Statement, Proxy Statement.

(a) As promptly as practicable after the date of this Agreement, (i) Aspen shall prepare and file with the SEC a proxy statement relating to the Aspen Stockholder Meeting to be held in connection with the Merger (together with any amendments thereof or supplements thereto, the “Proxy Statement”) and (ii) Aspen, in cooperation with the Company, shall prepare and file with the SEC a registration statement on Form S-4 (the “Form S-4”), in which the Proxy Statement shall be included as a part (the Proxy Statement and the Form S-4, collectively, the “Registration Statement”), in connection with the registration under the Securities Act of the shares of Aspen Common Stock to be issued by virtue of the Contemplated Transactions. Aspen shall use commercially reasonable efforts to (i) cause the Registration Statement to comply with applicable rules and regulations promulgated by the SEC, (ii) cause the Registration Statement to become effective as promptly as practicable, (iii) respond promptly to any comments or requests of the SEC or its staff related to the Registration Statement. Aspen shall take all or any action required under any applicable federal, state, securities and other Laws in connection with the issuance of shares of Aspen Common Stock pursuant to the Contemplated Transactions. Each of the Parties shall reasonably cooperate with the other Party and furnish all information concerning itself and their Affiliates, as applicable, to the other Parties that is required by Law to be included in the Registration Statement as the other Parties may reasonably request in connection with such actions and the preparation of the Registration Statement and Proxy Statement.

(b) Aspen covenants and agrees that the Registration Statement (and the letter to stockholders, notice of meeting and form of proxy included therewith) will (i) comply as to form in all material respects with the requirements of applicable U.S. federal securities laws and the DGCL as well as the SEC form requirements, and (ii) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Company covenants and agrees that the information supplied by or on behalf of the Company to Aspen for inclusion in the Registration Statement (including the Company Financials) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make such information, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, neither Party makes any covenant, representation or warranty with respect to statements made in the Registration Statement (and the letter to stockholders, notice of meeting and form of proxy included therewith), if any, based on information provided by the other Party or any of its Representatives regarding such other Party or its Affiliates for inclusion therein.

(c) Aspen shall use commercially reasonable efforts to cause the Proxy Statement to be mailed to Aspen’s stockholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act. If at any time before the Effective Time, (i) Aspen, Merger Sub or the Company (A) become aware of any event or information that, pursuant to the Securities Act or the Exchange Act, should be disclosed in an amendment or supplement to the Registration Statement or Proxy Statement, (B) receives notice of any SEC request for an amendment or supplement to the Registration Statement or for additional information related thereto, or (C) receives SEC comments on the Registration Statement, or (ii) the information provided in the Registration Statement has become “stale” and new information should be disclosed in an amendment or supplement to the Registration Statement, as the case may be, then such Party, as the case may be, shall promptly inform the other Parties thereof and shall cooperate with such other Parties in Aspen filing such amendment or supplement with the SEC (and, if appropriate, in mailing such amendment or supplement to the Aspen stockholders) or otherwise addressing such SEC request or comments and each Party and shall use their commercially reasonable efforts to cause any such amendment to become effective, if required. Aspen shall promptly notify the Company if it becomes aware (1) that the Registration Statement has become effective, (2) of the issuance of any stop order or suspension of the qualification or registration of the Aspen Common Stock issuable in connection with the Contemplated Transactions for offering or sale in any jurisdiction, or (3) any order of the SEC related to the Registration Statement, and shall promptly provide to the Company copies of all written correspondence between it or any of its Representatives, on the one hand, and the SEC or staff of the SEC, on the other hand, with respect to the Registration Statement and all orders of the SEC relating to the Registration Statement.

(d) The Company shall reasonably cooperate with Aspen and provide, and cause its Representatives to provide, Aspen and its Representatives, with all true, correct and complete information regarding the Company that is required by Law to be included in the Registration Statement or reasonably requested by Aspen to be included in the Registration Statement (collectively, the “Company Required S-4 Information”). Without limiting the foregoing, the Company will use commercially reasonable efforts to cause to be delivered to Aspen a consent letter of the Company’s independent accounting firm, dated no more than three (3) Business Days before the date on which the Registration Statement is filed with the SEC (and reasonably satisfactory in form and substance to Aspen), that is customary in scope and substance for consent letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement. The Company and its legal counsel shall be given reasonable opportunity to review and comment on the Registration Statement, including all amendments and supplements thereto, prior to the filing thereof with the SEC, and on the response to any comments of the SEC on the Registration Statement, prior to the filing thereof with the SEC. Aspen may not file the Registration Statement, or any amendment or supplement thereto, without the prior consent of the Company, provided that Aspen has included the Company Required S-4 Information in the Registration Statement in substantially the same form as it was provided to Aspen by the Company pursuant to this Section 6.1; provided, further, that if the prior consent of the Company is not obtained then, notwithstanding anything else herein, the Company makes no covenant or representation regarding the portion of such information supplied by or on behalf of the Company to Aspen for inclusion in such Registration Statement that the Company reasonably identifies prior to such filing of the Registration Statement.

(e) As promptly as reasonably practicable following the date of this Agreement, the Company will furnish to Aspen (i) audited financial statements for each of its fiscal years required to be included in the Registration Statement (the “Company Audited Financial Statements”) and (ii) unaudited interim financial statements for each interim period completed prior to Closing that would be required to be included in the Registration Statement or any periodic report due prior to the Closing if the Company were subject to the periodic reporting requirements under the Securities Act or the Exchange Act (the “Company Interim Financial Statements”). Each of the Company Audited Financial Statements and the Company Interim Financial Statements will be suitable for inclusion in the Registration Statement and prepared in accordance with GAAP as applied on a consistent basis during the periods involved (except in each case as described in the notes thereto) and on that basis will present fairly, in all material respects, the financial position and the results of operations, changes in stockholders’ equity and cash flows of the Company as of the dates of and for the periods referred to in the Company Audited Financial Statements or the Company Interim Financial Statements, as the case may be.

6.2 Company Stockholder Written Consent.

(a) Promptly after the Registration Statement has been declared effective under the Securities Act, and in any event no later than four (4) Business Days thereafter, the Company shall have obtained the approval by written consent from Company stockholders representing no less than 88% of the voting power of the Company, which is sufficient for the Required Company Stockholder Vote in lieu of a meeting pursuant to Section 228 of the DGCL, for purposes of (i) adopting and approving this Agreement and the Contemplated Transactions, (ii) acknowledging that the approval given thereby is irrevocable and that such stockholder is aware of its rights to demand appraisal for its shares pursuant to Section 262 of the DGCL, a copy of which will be attached thereto, and that such stockholder has received and read a copy of Section 262 of the DGCL and (iii) acknowledging that by its approval of the Merger it is not entitled to appraisal rights with respect to its shares in connection with the Merger and thereby waives any rights to receive payment of the fair value of its capital stock under the DGCL (the “Company Stockholder Written Consents”). Under no circumstances shall the Company assert that any other approval or consent is necessary by its stockholders to approve this Agreement and the Contemplated Transactions.

(b) As promptly as reasonably practicable following receipt of the Required Company Stockholder Vote, the Company shall prepare and mail a notice (the “Stockholder Notice”) to every stockholder of the Company that did not execute the Company Stockholder Written Consent. The Stockholder Notice shall (i) be a statement to the effect that the Company Board determined that the Merger is advisable in accordance with Section 251(b) of the DGCL and in the best interests of the stockholders of the Company and approved and adopted this Agreement, the Merger and the other Contemplated Transactions, (ii) provide the stockholders of the Company to whom it is sent with notice of the actions taken in the Company Stockholder Written Consent, including the adoption and approval of this Agreement, the Merger and the other Contemplated Transactions in accordance with Section 228(e) of the DGCL and the Organizational Documents of the Company and (iii) include a description of the appraisal rights of the Company’s stockholders available under the DGCL, along with such other information as is required thereunder and pursuant to applicable Law. All materials (including any amendments thereto) submitted to the stockholders of the Company in accordance with this Section 6.2(b) shall be subject to Aspen’s advance review and reasonable approval.

(c) The Company agrees that: (i) the Company Board shall recommend that the Company’s stockholders vote to adopt and approve this Agreement and the Contemplated Transactions (the recommendation of the Company Board that the Company’s stockholders vote to adopt and approve this Agreement being referred to as the “Company Board Recommendation”) and (ii) except as provided in Section 6.2(d), the Company Board Recommendation shall not be withdrawn or modified (and the Company Board shall not publicly propose to withdraw or modify the Company Board Recommendation) in a manner adverse to Aspen, and no resolution by the Company Board or any committee thereof to withdraw or modify the Company Board Recommendation in a manner adverse to Aspen or to adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any Acquisition Proposal shall be adopted or proposed.

(d) Notwithstanding anything to the contrary contained in Section 6.2(c), and subject to compliance with Section 5.4 and Section 6.2, if at any time prior to approval and adoption of this Agreement by the Required Company Stockholder Vote, the Company receives a Superior Offer, the Company Board may withhold, amend, withdraw or modify the Company Board Recommendation (or publicly propose to withhold, amend, withdraw or modify the Company Board Recommendation) in a manner adverse to Aspen (collectively, a “Company Board Adverse Recommendation Change”), if, but only if, following the receipt of and on account of such Superior Offer, (i) the Company Board (or a committee thereof) determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law, (ii) the Company has, and has caused its financial advisors and outside legal counsel to, during the Company Notice Period (as defined below) negotiated with Aspen to the extent required by clause (y) below and (iii) if after Aspen shall have delivered to the Company a written offer to alter the terms or conditions of this Agreement during the Company Notice Period pursuant to clause (y) of the proviso to this sentence, the Company Board (or a committee thereof) shall have determined in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law (after taking into account such alterations of the terms and conditions of this Agreement); provided that (x) Aspen receives written notice from the Company confirming that the Company Board has determined to change its recommendation at least four (4) Business Days in advance of the Company Board Adverse Recommendation Change (the “Company Notice Period”), which notice shall include a description in reasonable detail of the reasons for such Company Board Adverse Recommendation Change, and written copies of any relevant proposed transaction agreements with any party making a potential Superior Offer, (y) during any Company Notice Period, Aspen shall be entitled to deliver to the Company one or more counterproposals to such Acquisition Proposal and the Company will, and cause its Representatives to, negotiate with Aspen in good faith (to the extent Aspen desires to negotiate) to make such adjustments in the terms and conditions of this Agreement, to attempt to make the applicable Acquisition Proposal cease to constitute a Superior Offer and (z) in the event of any material amendment to any Superior Offer (including any revision in the amount, form or mix of consideration the Company’s stockholders would receive as a result of such potential Superior Offer), the Company shall be required to provide Aspen with notice of such material amendment and the Company Notice Period shall be extended, if applicable, to ensure that at least three (3) Business Days remain in the Company Notice Period following such notification during which the parties shall comply again with the requirements of this Section 6.2(d) and the Company Board shall not make a Company Board Adverse Recommendation Change prior to the end of such Company Notice Period as so extended (it being understood that there may be multiple extensions).

(e) The Company’s obligation to solicit the consent of its stockholders to sign the Company Stockholder Written Consents in accordance with Section 6.2(a) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Acquisition Inquiry, Acquisition Proposal or Company Board Adverse Recommendation Change.

6.3 Aspen Stockholder Meeting.

(a) Aspen shall take all action necessary under applicable Law to call, give notice of and hold a meeting of the holders of Aspen Common Stock to consider and vote upon the Aspen Stockholder Matters and, if mutually agreed between the parties, the routine annual meeting approvals in compliance with Nasdaq (the “Aspen Stockholder Meeting”). The Aspen Stockholder Meeting shall be held as promptly as practicable after the date that the Registration Statement is declared effective under the Securities Act, and in any event, no later than forty-five (45) days after the effective date of the Registration Statement. Aspen shall take reasonable measures to ensure that all proxies solicited in connection with the Aspen Stockholder Meeting are solicited in compliance with all applicable Law. Notwithstanding anything to the contrary contained herein, if on the date of the Aspen Stockholder Meeting, or a date preceding the date on which the Aspen Stockholder Meeting is scheduled, Aspen reasonably believes that (i) it will not receive proxies sufficient to obtain the Required Aspen Stockholder Vote, whether or not a quorum would be present, or (ii) it will not have sufficient shares of Aspen Common Stock represented (whether in person or by proxy) to constitute a quorum necessary to conduct the business of the Aspen Stockholder Meeting, Aspen may postpone or adjourn, or make one or more successive postponements or adjournments of, the Aspen Stockholder Meeting as long as the date of the Aspen Stockholder Meeting is not postponed or adjourned more than an aggregate of forty-five (45) days in connection with any postponements or adjournments, provided, however, that more than one postponement or adjournment shall not be permitted without the Company’s prior written consent.

(b) Subject to Section 6.3, Aspen agrees that (i) the Aspen Board shall recommend that the holders of Aspen Common Stock vote to approve the Specified Aspen Stockholder Matters and (ii) the Proxy Statement shall include a statement to the effect that the Aspen Board recommends that Aspen’s stockholders vote to approve the Specified Aspen Stockholder Matters (such recommendation of the Aspen Board being referred to as the “Aspen Board Recommendation”). In addition, the Aspen Board shall recommend that the holders of Aspen Common Stock vote to approve the other Aspen Stockholder Matters (the “Aspen Second Board Recommendation”).

(c) Notwithstanding anything to the contrary contained in Section 6.3(b), and subject to compliance with Section 5.4 and this Section 6.3(c), if at any time prior to approval and adoption of this Agreement by the Required Aspen Stockholder Vote, if Aspen receives a Superior Offer, the Aspen Board may withhold, amend, withdraw or modify the Aspen Board Recommendation (or publicly propose to withhold, amend, withdraw or modify the Aspen Board Recommendation) in a manner adverse to the Company (collectively, a “Aspen Board Adverse Recommendation Change”), approve, endorse or recommend an Acquisition Proposal that constitutes a Superior Offer or enter into any agreement or other Contract contemplating or otherwise relating to an Acquisition Proposal that constitutes a Superior Offer, if, but only if, following the receipt of and on account of such Superior Offer: (i) the Aspen Board (or a committee thereof) determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law, (ii) Aspen has, and has caused its financial advisors and outside legal counsel to, during the Aspen Notice Period (as defined below) negotiated with the Company to the extent required by clause (y) below, and (iii) if after the Company shall have delivered to the Company a written offer to alter the terms or conditions of this Agreement during the Aspen Notice Period pursuant to clause (y) of the proviso to this sentence, the Aspen Board (or a committee thereof) shall have determined in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law (after taking into account such alterations of the terms and conditions of this Agreement); provided that (x) the Company receives written notice from Aspen confirming that the Aspen Board has determined to change its recommendation at least four (4) Business Days in advance of the Aspen Board Adverse Recommendation Change (the “Aspen Notice Period”), which notice shall include a description in reasonable detail of the reasons for such Aspen Board Adverse Recommendation Change, and written copies of any relevant proposed transaction agreements with any party making a potential Superior Offer, (y) during any Aspen Notice Period, the Company shall be entitled to deliver to Aspen one or more counterproposals to such Acquisition Proposal and Aspen will, and cause its Representatives to, negotiate with the Company in good faith (to the extent the Company desires to negotiate) to make such adjustments in the terms and conditions of this Agreement, to attempt to make the applicable Acquisition Proposal cease to constitute a Superior Offer and (z) in the event of any material amendment to any Superior Offer (including any revision in the amount, form or mix of consideration the Aspen’s stockholders would receive as a result of such potential Superior Offer), Aspen shall be required to provide the Company with notice of such material amendment and the Aspen Notice Period shall be extended, if applicable, to ensure that at least three (3) Business Days remain in the Aspen Notice Period following such notification during which the parties shall comply again with the requirements of this Section 6.3(c) and the Aspen Board shall not make an Aspen Board Adverse Recommendation Change prior to the end of such Aspen Notice Period as so extended (it being understood that there may be multiple extensions). In addition, notwithstanding anything to the contrary in Section 6.3(b), at any time prior to the adoption of this Agreement by the Required Aspen Stockholder Vote, the Aspen Board may withhold, amend, withdraw or modify the Aspen Second Board Recommendation in its exercise of its fiduciary duties.

(d) Nothing contained in this Agreement shall prohibit Aspen or the Aspen Board (or a committee thereof) from complying with Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act; provided, however, that in no event shall this Section 6.3(d) permit a definitive Aspen Board Adverse Recommendation Change without complying with the provisions of this Section 6.3. For the avoidance of doubt, no statement that Aspen is unable to take a position or is considering its position or a “stop, look and listen” communication shall constitute an Aspen Board Adverse Recommendation Change.

(e) Aspen’s obligation to call, give notice of and hold the Aspen Stockholder Meeting in accordance with Section 6.3(a) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Superior Offer or Acquisition Proposal, or by any Aspen Board Adverse Recommendation Change (unless this Agreement is terminated in connection therewith).

6.4 Efforts; Regulatory Approvals.

(a) The Parties shall use reasonable best efforts to consummate the Contemplated Transactions. Without limiting the generality of the foregoing, each Party: (i) shall make all filings and other submissions (if any) and give all notices (if any) required to be made and given by such Party in connection with the Contemplated Transactions, (ii) shall use commercially reasonable efforts to obtain each Consent (if any) reasonably required to be obtained (pursuant to any applicable Law or Contract, or otherwise) by such Party in connection with the Contemplated Transactions or for such Contract to remain in full force and effect, (iii) shall use commercially reasonable efforts to lift any injunction prohibiting, or any other legal bar to, the Contemplated Transactions and (iv) shall use commercially reasonable efforts to satisfy the conditions precedent to the consummation of this Agreement.

(b) Notwithstanding the generality of the foregoing, each Party shall use commercially reasonable efforts to file or otherwise submit, as soon as practicable after the date of this Agreement, all applications, notices, reports and other documents reasonably required to be filed by such Party with or otherwise submitted by such Party to any Governmental Authority with respect to the Contemplated Transactions, and to submit promptly any additional information requested by any such Governmental Authority.

(c) Without limiting the generality of the foregoing, Aspen shall give the Company prompt written notice of any litigation against Aspen and/or its directors relating to this Agreement or the Contemplated Transactions (“Aspen Transaction Litigation”) (including by providing copies of all pleadings with respect thereto) and keep Company reasonably informed with respect to the status thereof. Aspen will (i) give the Company the opportunity to participate in, but not control, the defense, settlement or prosecution of any Aspen Transaction Litigation (to the extent that the attorney-client privilege is not waived, undermined, or otherwise adversely affected; provided that Aspen and the Company will use commercially reasonable efforts to find alternative solutions to not undermine or adversely effect the privilege such as entering into common interest agreements, joint defense agreements or similar agreements), (ii) consult with the Company with respect to the defense, settlement and prosecution of any Aspen Transaction Litigation and (iii) consider in good faith the Company’s advice with respect to such Aspen Transaction Litigation. Aspen will obtain the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed) prior to settling or satisfying any such claim. Without otherwise limiting the D&O Indemnified Parties’ rights with regard to the right to counsel, following the Effective Time, the D&O Indemnified Parties shall be entitled to continue to retain Goodwin Procter LLP or such other counsel selected by such Indemnified Parties to defend any Aspen Transaction Litigation. Prior to the Closing, the Company shall have the right to control the defense and settlement of any litigation brought against the Company and/or its directors, and not against Aspen and/or any of Aspen’s directors, related to this Agreement or the Contemplated Transactions (“Company Transaction Litigation”), but shall reasonably consult with and permit Aspen and its Representatives to participate in consideration to the Company’s advice with respect to such Company Transaction Litigation. The Company shall promptly advise Aspen of the initiation of, and shall keep Aspen reasonably apprised of any material developments in connection with, any such Company Transaction Litigation.

6.5 Company Options.

(a) At the Effective Time, Aspen shall assume the Company Equity Incentive Plan and each Company Option, whether vested or unvested, that is outstanding immediately prior to the Effective Time shall, at the Effective Time, cease to represent a right to acquire shares of Company Common Stock and shall be converted, at the Effective Time, into an option to purchase shares of Aspen Common Stock (an “Assumed Option”), on the same terms and conditions (including any vesting provisions and any provisions providing for accelerated vesting upon certain events) as were applicable under such Company Option as of immediately prior to the Effective Time, except for administrative or ministerial changes as determined by the Company Board (or, following the Effective Time, the Aspen

Board or compensation committee). The number of shares of Aspen Common Stock subject to each such Assumed Option shall be equal to (i) the number of shares of Company Common Stock subject to the respective Company Option immediately prior to the Effective Time multiplied by (ii) the Exchange Ratio, rounded down, if necessary, to the nearest whole share of Aspen Common Stock, and such Assumed Option shall have an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per share of the Company Common Stock otherwise purchasable pursuant to the respective Company Option immediately prior to the Effective Time divided by (B) the Exchange Ratio; provided, that in the case of any Company Option to which Section 421 of the Code applies as of immediately prior to the Effective Time (taking into account the effect of any accelerated vesting thereof, if applicable) by reason of its qualification under Section 422 of the Code, the exercise price, the number of shares of Aspen Common Stock subject to such option and the terms and conditions of exercise of such option shall be determined in a manner consistent with the requirements of Section 424(a) of the Code; provided further, that in the case of any Assumed Option to which Section 409A of the Code applies as of the Effective Time, the exercise price, the number of shares of Aspen Common Stock subject to such option and the terms and conditions of exercise of such option shall be determined in a manner consistent with the requirements of Section 409A of the Code in order to avoid the imposition of any additional taxes thereunder.

(b) The Company Board shall, prior to the Effective Time, take all actions necessary to effect the foregoing, and the Company shall ensure that there will be no “single-trigger” accelerated vesting of any Company Options triggered at and as of the consummation of any of the transactions contemplated hereby.

6.6 Employee Benefits.

(a) Aspen shall comply with the terms of any employment, severance, retention, change of control, or similar agreement specified on Section 4.17(d) or contemplated by Section 5.1(b) of the Aspen Disclosure Schedule, subject to the provisions of such agreements.

(b) From and after the Effective Time, with respect to each benefit plan maintained by Aspen or the Surviving Corporation that is an “employee welfare benefit plan” as defined in Section 3(1) of ERISA (each, a “Post-Closing Welfare Plan”) in which any current or former employee of Aspen or the Company is or becomes eligible to participate (including under COBRA), Aspen and the Surviving Corporation shall use commercially reasonable efforts to cause each such Post-Closing Welfare Plan to (i) waive all limitations as to pre-existing conditions, waiting periods, required physical examinations and exclusions with respect to participation and coverage requirements applicable under such Post-Closing Welfare Plan for such current or former Aspen or Company employee and his or her eligible dependents to the same extent that such pre-existing conditions, waiting periods, required physical examinations and exclusions would not have applied or would have been waived under the corresponding Aspen Employee Plan or Company Employee Plan, as applicable, in which such current or former Aspen or Company employee was a participant immediately prior to his or her commencement of participation in such Post-Closing Welfare Plan, and (ii) provide each such current or former Aspen or Company employee and his or her eligible dependents with credit for any co-payments and deductibles paid in the plan year that includes the Effective Time, and prior to the date that, such current or former Aspen or Company employee commences participation in such Post-Closing Welfare Plan in satisfying any applicable co-payment or deductible requirements under such Post-Closing Welfare Plan for the applicable plan year, to the extent that such expenses were recognized for such purposes under the comparable Aspen Employee Plan or Company Employee Plan, as applicable.

(c) This Section 6.6 shall be binding upon and inure solely to the benefit of each of the parties to this Agreement, and nothing in this Section 6.6 shall confer upon any other Person any rights or remedies of any nature whatsoever. Nothing contained herein shall be construed to establish, amend or modify any benefit plan, program, agreement, or arrangement. The parties hereto acknowledge and agree that the terms set forth in this Section 6.6 shall not create any right in any employee or any other Person to any continued employment with the Company, the Surviving Corporation, Aspen or any of their respective Affiliates or compensation or benefits of any nature or kind whatsoever.

6.7 Aspen Equity Awards.

(a) Aspen Options. Prior to the Closing, the Aspen Board shall have adopted appropriate resolutions and taken all other actions necessary and appropriate to provide that (i) the vesting and exercisability of each unexpired, unexercised and unvested In the Money Aspen Option outstanding as of immediately prior to the Effective Time (A) that is held by a current employee, director, or consultant of Aspen as of the date hereof shall be accelerated in full effective as of immediately prior to the Effective Time, and (B) each In the Money Aspen Option that is unexpired, unexercised and outstanding as of immediately prior to the Effective Time and is held by a current employee, director or consultant of Aspen as of the date hereof who is or will be party to a Lock-Up Agreement shall remain outstanding and exercisable until six (6) months after the expiration of the applicable Restricted Period (as defined in such Person’s Lock-Up Agreement) and (ii) the vesting and exercisability of 50% of all unexpired, unexercised and unvested Aspen Options set forth on Section 6.7(a) of the Aspen Disclosure Schedule and that remain outstanding as of immediately prior to the Effective Time (the “Specified Options”) (A) that is held by a current employee, director, or consultant of Aspen as of the date hereof shall be accelerated in full effective as of immediately prior to the Effective Time, and (B) each Specified Option that is unexpired, unexercised, and outstanding as of immediately prior to the Effective Time and is held by a current employee, director or consultant of Aspen as of the date hereof who is or will be party to a Lock-Up Agreement shall remain outstanding and exercisable until six (6) months after the expiration of the applicable Restricted Period (as defined in such Person’s Lock-Up Agreement) (for the avoidance of doubt, no Specified Options shall be included in the total number of shares of Aspen Common Stock outstanding for purposes of determining the Aspen Outstanding Shares). Except as otherwise provided by this Section 6.7(a), each Aspen Option shall continue to be subject to the same terms and conditions after the Effective Time as were applicable under such Aspen Option as of immediately prior to the Effective Time.

(b) Aspen Restricted Stock Units. Prior to the Closing, the Aspen Board shall have adopted appropriate resolutions and taken all other actions necessary and appropriate to provide that (i) the vesting of each outstanding and unvested Aspen Restricted Stock Unit that vests solely on the basis of time shall be accelerated in full effective as of immediately prior to the Effective Time, contingent on the occurrence of the Effective Time, and (ii) for each outstanding and unsettled Aspen Restricted Stock Unit that vests solely on the basis of time (including any Aspen Restricted Stock Units accelerated under Section 6.7(b)(i) above) the holder thereof shall receive, immediately prior to the Effective Time, a number of shares of Aspen Common Stock equal to the number of vested and unsettled shares underlying such Aspen Restricted Stock Units. Notwithstanding anything herein to the contrary, the tax withholding obligations for each holder receiving shares of Aspen Common Stock in accordance with the preceding sentence shall be satisfied by Aspen withholding from issuance that number of shares of Aspen Common Stock calculated by multiplying the legally-required withholding rate for such holder in connection with such issuance by the number of shares of Aspen Common Stock to be issued in accordance with the preceding sentence, and rounding up to the nearest whole share and remitting such withholding in cash to the appropriate taxing authorities. For the avoidance of doubt, any Aspen Restricted Stock Unit that vests in whole or in part based on the achievement of performance goals shall not be impacted by this Section 6.7(b) and shall remain in effect in accordance with their terms.

6.8 Indemnification of Officers and Directors.

(a) From the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, each of Aspen and the Surviving Corporation shall indemnify and hold harmless each person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time, a director or officer of Aspen or the Company, respectively (the “D&O Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements (collectively, “Costs”), incurred in connection with any claim, action, suit, proceeding or investigation (each a “Proceeding”), whether formal or informal, civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the D&O Indemnified Party is or was (i) a director or officer of Aspen or of the Company, respectively, or (ii) by reason of such D&O Indemnified Party’s service in connection with any other corporation or organization for which he or she serves or has served as a director, officer, employee, agent trustee or fiduciary at the request of the Company or Aspen, respectively (including in any capacity with respect to any employee benefit plan), whether asserted or claimed prior to, at or after the Effective Time, in each case, to the fullest extent permitted under the DGCL; provided that all rights to being held harmless, indemnification and advancement of expenses in respect of any Proceeding asserted or made, and for which a D&O Indemnified Party delivers a written notice to Aspen or the Surviving Corporation within such six (6) year period asserting a claim for such protections pursuant to this Section 6.8 shall continue until the final disposition of such Proceeding. Each D&O Indemnified Party will be entitled to advancement of expenses incurred in the defense of any such Proceeding from each of Aspen and the Surviving Corporation, jointly and severally, upon receipt by Aspen or the Surviving Corporation from the D&O Indemnified Party of a request therefor; provided that any such person to whom expenses are advanced provides an undertaking to Aspen, to the extent then required by the DGCL, to repay such advances if it is ultimately determined that such person is not entitled to indemnification (such undertaking shall be unsecured and made without reference to such D&O Indemnified Party’s ultimate entitlement to indemnification or ability to repay such advances (and no other form of undertaking shall be required)). Without otherwise limiting the D&O Indemnified Parties’ rights with regards to counsel, following the Effective Time, the D&O Indemnified Parties shall be entitled to continue to retain Goodwin Procter LLP or such other counsel selected by the D&O Indemnified Parties.

(b) The provisions of the Organizational Documents of Aspen with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of Aspen that are presently set forth in the Organizational Documents of Aspen shall not be amended, modified or repealed for a period of six (6) years from the Effective Time in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the Effective Time, were officers or directors of Aspen, unless such modification is required by applicable Law. The Organizational Documents of the Surviving Corporation shall contain, and Aspen shall cause the Organizational Documents of the Surviving Corporation to so contain, provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers as those presently set forth in the Organizational Documents of Aspen.

(c) From and after the Effective Time, (i) the Surviving Corporation shall fulfill and honor in all respects the obligations of the Company to its D&O Indemnified Parties as of immediately prior to the Closing pursuant to any indemnification provisions under the Company’s Organizational Documents and pursuant to any indemnification agreements between the Company and such D&O Indemnified Parties, with respect to claims arising out of matters occurring at or prior to the Effective Time and (ii) Aspen shall fulfill and honor in all respects the obligations of Aspen to its D&O Indemnified Parties as of immediately prior to the Closing pursuant to any indemnification provisions under Aspen’s Organizational Documents and pursuant to any indemnification agreements between Aspen and such D&O Indemnified Parties, with respect to claims arising out of matters occurring at or prior to the Effective Time.

(d) From and after the Effective Time, the Surviving Corporation shall maintain directors’ and officers’ liability insurance policies, with an effective date as of the Closing Date, on commercially reasonable terms and conditions and with coverage limits customary for U.S. public companies similarly situated to Aspen. In addition, Aspen shall purchase, prior to the Effective Time, six (6) year prepaid “D&O tail policies” for the non-cancelable extension of the directors’ and officers’ liability coverage of Aspen’s existing directors’ and officers’ insurance policies for a claims reporting or discovery period of at least six (6) years from and after the Effective Time with respect to any claim related to any act, error or omission occurring at or prior to the Effective Time with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under Aspen’s existing policies as of the date of this Agreement, except that Aspen will not commit or spend on such “D&O tail policies” annual premiums in excess of 350% of the annual premiums paid by Aspen prior to the Effective Time for Aspen’s policies of directors’ and officers’ liability insurance and fiduciary liability insurance, and if such premiums for such “D&O tail policies” would exceed 350% of a premium, then Aspen shall purchase such “D&O tail policies” that provide the maximum coverage available at an annual premium equal to 350% of such annual premium. Aspen and the Surviving Corporation shall maintain such “D&O tail policies” in full force and effect for their full term and continue to honor the obligations thereunder.

(e) From and after the Effective Time, the Surviving Corporation shall pay all expenses, including reasonable attorneys’ fees, that are incurred by the persons referred to in this Section 6.8 in connection with their enforcement of the rights provided to such persons in this Section 6.8.

(f) The provisions of this Section 6.8 are intended to be in addition to the rights otherwise available to the current and former officers and directors of Aspen and the Company by Law, charter, statute, bylaw or agreement, and shall operate for the benefit of, and shall be enforceable by, each of the D&O Indemnified Parties, their heirs and their Representatives.

(g) In the event Aspen or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Aspen or the Surviving Corporation, as the case may be, shall succeed to the obligations set forth in this Section 6.8. Aspen shall cause the Surviving Corporation to perform all of the obligations of the Surviving Corporation under this Section 6.8.

6.9 Disclosure. The Parties shall use their commercially reasonable efforts to agree to the text of any initial press release and Aspen’s Current Report on Form 8-K announcing the execution and delivery of this Agreement. Without limiting any Party’s obligations under the Confidentiality Agreement, no Party shall, and no Party shall permit any of its Subsidiaries or any of its Representative to, issue any press release or make any disclosure (to any customers or employees of such Party, to the public or otherwise) regarding the Contemplated Transactions unless: (a) the other Party shall have approved such press release or disclosure in writing, such approval not to be unreasonably conditioned, withheld or delayed; or (b) such Party shall have determined in good faith, upon the advice of outside legal counsel, that such disclosure is required by applicable Law and, to the extent practicable, before such press release or disclosure is issued or made, such Party advises the other Party of, and consults with the other Party regarding, the text of such press release or disclosure; provided, however, that each of the Company and Aspen may make any public statement in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, or internal employee communications, so long as in each case any such statements or internal employee communications are consistent with previous press releases, public disclosures or public statements made by the Company or Aspen in compliance with this Section 6.9. Notwithstanding the foregoing, Aspen and Merger Sub need not consult with the Company in connection with such portion of any press release, public statement or filing to be issued or made pursuant to Section 6.3 or relating thereto.

6.10 Listing. At or prior to the Effective Time, Aspen shall use its commercially reasonable efforts to (a) maintain its listing on Nasdaq until the Effective Time and to obtain approval of the listing of the combined corporation on Nasdaq, (b) to the extent required by the rules and regulations of Nasdaq, prepare and submit to Nasdaq a notification form for the listing of the shares of Aspen Common Stock to be issued in connection with the Contemplated Transactions, and to cause such shares to be approved for listing (subject to official notice of issuance); (c) prepare and timely submit to Nasdaq a notification form for the Nasdaq Reverse Split (if required) and to submit a copy of the amendment to Aspen’s certificate of incorporation effecting the Nasdaq Reverse Split, certified by the Secretary of State of the State of Delaware, to Nasdaq on the Closing Date; and (d) to the extent required by Nasdaq Listing Rule 5110, assist the Company in preparing and filing an initial listing application for the Aspen Common Stock on Nasdaq (the “Nasdaq Listing Application”) and to cause such Nasdaq Listing Application to be conditionally approved prior to the Effective Time. Each Party will reasonably promptly inform the other Party of all verbal or written communications between Nasdaq and such Party or its representatives. The Parties will use commercially reasonable efforts to coordinate with respect to compliance with Nasdaq rules and regulations. The Party not filing the Nasdaq Listing Application will cooperate with the other Party as reasonably requested by such filing Party with respect to the Nasdaq Listing Application and promptly furnish to such filing Party all information concerning itself and its members that may be required or reasonably requested in connection with any action contemplated by this Section 6.10. All Nasdaq fees associated with any action contemplated by this Section 6.10 (the “Nasdaq Fees”) shall be shared equally by the Company and Aspen.

6.11 Tax Matters.

(a) The Parties shall use reasonable best efforts (and each shall cause its Affiliates) to cause the Merger to qualify for the Intended Tax Treatment. No Party shall take any actions, or fail to take any action, which action or failure to act would reasonably be expected to prevent or impede the Merger from qualifying for the Intended Tax Treatment. The Parties shall report the Contemplated Transactions for all applicable Tax purposes in a manner that is consistent with the Intended Tax Treatment. No Party shall take any position that is inconsistent with the Intended Tax Treatment during the course of any audit, litigation or other proceeding with respect to Taxes, in each case, unless otherwise required by a determination within the meaning of Section 1313(a) of the Code. The Parties shall comply with the recordkeeping and information reporting requirements imposed on them, including, but not limited to, those set forth in Treasury Regulation Section 1.368-3.

(b) Aspen shall promptly notify the Company if, at any time before the Effective Time, Aspen becomes aware of any fact or circumstance that would reasonably be expected to prevent, cause a failure of, or impede the Merger from qualifying for the Intended Tax Treatment. The Company shall promptly notify Aspen if, at any time before the Effective Time, the Company becomes aware of any fact or circumstance that would reasonably be expected to prevent, cause a failure of, or impede the Merger from qualifying for the Intended Tax Treatment.

(c) If, after good faith efforts by Aspen, in cooperation with the Company, to respond to any comments from the SEC requiring or requesting that an opinion with respect to the Intended Tax Treatment be prepared and submitted in connection with the Registration Statement and Proxy Statement (or any other filing required by applicable Law) or the SEC’s review thereof (“Tax Opinion”), the SEC continues to request or require that a Tax Opinion be prepared and submitted, (i) each of Aspen and the Company shall cause Goodwin Procter LLP (or such other nationally recognized law or accounting firm reasonably satisfactory to Aspen and the Company) and Cooley LLP (or such other nationally recognized law or accounting firm reasonably satisfactory to the Company and Aspen), respectively, to furnish such opinions (as so required or requested and subject to customary assumptions and limitations) and (ii) Aspen and the Company shall each deliver to Goodwin Procter LLP (or such other nationally recognized law or accounting firm reasonably satisfactory to Aspen and the Company) and Cooley LLP (or such other nationally recognized law or accounting firm reasonably satisfactory to the Company and Aspen) a Tax certificate, dated as of the date the Registration Statement and Proxy Statement (or such other filing if required by applicable Law) shall have been declared effective by the SEC and signed by an officer of Aspen or the Company, as applicable, containing customary representations and covenants reasonably acceptable to the Company and Aspen, as applicable, in each case, as reasonably necessary and appropriate to enable such advisors to render such opinion (the “Tax Certificates”). Each of Aspen and the Company shall use its reasonable best efforts not to take or cause to be taken any action that would cause to be untrue (or fail to take or cause not to be taken any action which would cause to be untrue) any of the Tax certifications, covenants or representations included in the Tax Certificates.

(d) Aspen and the Company shall reasonably cooperate in the preparation, execution and filing of all Tax Returns, questionnaires, applications or other documents regarding any real property transfer, sales, use, transfer, value added, stock transfer and stamp taxes, and transfer, recording, registration and other fees and similar Taxes which become payable in connection with the Merger that are required or permitted to be filed on or before the Effective Time. Each of Aspen and the Company shall pay, without deduction from any consideration or other amounts payable or otherwise deliverable pursuant to this Agreement and without reimbursement from the other party, any such Taxes or fees imposed on it by any Governmental Authority, which becomes payable in connection with the Merger.

(e) Without limiting the generality of Section 6.11(a), if the Company or Aspen reasonably determines on advice of its counsel that there is a material risk that the Merger will not qualify for the Intended Tax Treatment, but would be reasonably expected to so qualify if a second-step merger of the Surviving Corporation into a limited liability company directly and wholly owned by Aspen that is disregarded as an entity for U.S. federal income tax purposes were consummated (such second-step merger, the “Second Merger”), then the Company and Aspen shall cause the Second Merger to be so consummated; provided, that if such Second Merger occurs, (i) the Merger and the Second Merger shall be treated as one integrated transaction for U.S. federal income tax purposes, (ii) the Second Merger shall be consummated in accordance with Delaware Law and as promptly as practicable following the Merger, and (iii) references to Aspen or the Surviving Corporation (in each case, after the effective time of the Second Merger) and all other provisions of this Agreement shall be interpreted mutatis mutandis to take into account the change in structure of the business combination. For the avoidance of doubt, any such amendment described in this Section 6.11(e) shall not alter or change the amount, nature or mix of the Merger Consideration.

6.12 Legends. Aspen shall be entitled to place appropriate legends on the book entries and/or certificates evidencing any shares of Aspen Common Stock to be received in the Merger by equityholders of the Company who may be considered “affiliates” of Aspen for purposes of Rules 144 and 145 under the Securities Act reflecting the restrictions set forth in Rules 144 and 145 and to issue appropriate stop transfer instructions to the transfer agent for Aspen Common Stock.

6.13 Officers and Directors. Until successors are duly elected or appointed and qualified in accordance with applicable Law, the Parties shall use commercially reasonable efforts and take all necessary action so that the Persons listed on Section 6.13 of the Aspen Disclosure Schedule are elected or appointed, as applicable, to the positions of officers or directors of Aspen and the Surviving Corporation, as set forth therein, to serve in such positions effective as of the Effective Time. If any Person listed on Section 6.13 of the Aspen Disclosure Schedule is unable or unwilling to serve as officer or director of Aspen or the Surviving Corporation, as set forth therein, the Party appointing such Person (as set forth on Section 6.13 of the Aspen Disclosure Schedule) shall designate a successor. The Parties shall use reasonable best efforts to have each of the Persons that will serve as directors and officers of the Aspen following the Closing to execute and deliver a Lock-Up Agreement prior to Closing.

6.14 Termination of Certain Agreements and Rights. Except as set forth on Section 6.14 of the Aspen Disclosure Schedule, each of Aspen and the Company shall use commercially reasonable efforts to cause any stockholder agreements, voting agreements, registration rights agreements, co-sale agreements and any other similar Contracts between either Aspen or the Company and any holders of Aspen Common Stock or Company Capital Stock, respectively, including any such Contract granting any Person investor rights, rights of first refusal, registration rights or director registration rights, to be terminated immediately prior to the Effective Time, without any liability being imposed on the part of Aspen or the Surviving Corporation.

6.15 Section 16 Matters. Prior to the Effective Time, Aspen shall take all such steps as may be required to cause any acquisitions of Aspen Common Stock and any options to purchase Aspen Common Stock in connection with the Contemplated Transactions, by each individual who is reasonably expected to become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Aspen, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

6.16 Allocation Certificate. The Company will prepare and deliver to Aspen at least five (5) Business Days prior to the Closing Date a certificate signed by the Company’s Chief Executive Officer in a form reasonably acceptable to Aspen setting forth (as of immediately prior to the Effective Time and after giving effect to the Company SAFEs Conversion and the Company Preferred Stock Conversion) (a) each holder of Company Capital Stock and Company Options, (b) such holder’s name and address, (c) the number and type of Company Capital Stock held as of immediately prior to the Effective Time for each such holder or, with respect to each Company Option, the grant date of such Company Option and the number of shares of Company Capital Stock subject to such Company Option, (d) the number of shares of Aspen Common Stock to be issued to such holder pursuant to this Agreement in respect of the Company Capital Stock held by such holder as of immediately prior to the Effective Time (after giving effect to the Company SAFEs Conversion and the Company Preferred Stock Conversion) or, with respect to each Company Option, the number of shares of Aspen Common Stock to be subject to the applicable Assumed Option immediately following the conversion of such Company Option into an Assumed Option in accordance with this Agreement, and (e) the name and address of each Concurrent Investor, the total investment to be made by such Concurrent Investor in the Concurrent Investment, the percentage of the Concurrent Investment Proceeds represented by such Concurrent Investor’s investment in the Concurrent Investment, and the number of shares of Aspen Common Stock to be issued to such Concurrent Investor pursuant to this Agreement (the “Allocation Certificate”).

6.17 Obligations of Merger Sub. Aspen will take all action necessary to cause Merger Sub to perform their obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement.

6.18 Covenants Regarding Concurrent Investment.

(a) The Parties shall take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to enforce its rights under each Concurrent Investment Agreement in the event that all conditions in such Concurrent Investment Agreement (other than conditions whose satisfaction is controlled by the Parties or any of their Affiliates and other than conditions that by their nature are to be satisfied at the Closing) have been satisfied, and to cause the applicable Concurrent Investors to pay (to the extent not already paid) the applicable portion of the Concurrent Investment Amount set forth in the applicable Concurrent Investment Agreement in accordance with its terms. Without limiting the generality of the foregoing, the Company shall give Aspen prompt (and, in any event, within one (1) Business Day) written notice: (A) of any request from an Concurrent Investor for any amendment to its Concurrent Investment Agreement (other than as a result of any assignments or transfers contemplated therein or otherwise permitted thereby); (B) of any breach or default (or any event or circumstance that, with or without notice, lapse of time or both, would reasonably be expected to give rise to any breach or default) by any Concurrent Investor under the applicable Concurrent Investment Agreement, to the extent known by the Company; and (C) of the receipt of any written notice or other written communication from any party to a Concurrent Investment Agreement with respect to any actual, potential, threatened or claimed expiration, lapse, withdrawal, breach, default, termination or repudiation by any Concurrent Investor under a Concurrent Investment Agreement or any related agreement. The Company shall deliver all notices they are required to deliver under the Concurrent Investment Agreements on a timely basis in order to cause the Subscription Agreement Concurrent Investors to consummate the Subscription Agreement Concurrent Investment immediately prior to the Effective Time and to cause the occurrence of the Company SAFEs Conversion immediately following the Company Preferred Stock Conversion and immediately prior to the Subscription Agreement Concurrent Investment and at the Specified Time.

(b) Following the initial execution of the Concurrent Investment Agreements, the Company shall not amend, modify or waive any provisions of a Concurrent Investment Agreement without the prior written consent of Aspen if such termination, amendment, modification, waiver or replacement (i) reduces the aggregate Concurrent Investment Amount or (ii) imposes new or additional conditions or otherwise expands, amends or modifies any of the conditions to the receipt of the Concurrent Investment, or otherwise expands, amends or modifies any other provision of the applicable Concurrent Investment Agreement, in a manner that would reasonably be expected to (x) delay or prevent the funding of the Concurrent Investment or the funding in full of the Concurrent Investment Amount (or satisfaction of the conditions to the Concurrent Investment) at or substantially simultaneously with the Closing or (y) adversely impact the ability of the Company to enforce its rights against other parties to the applicable Concurrent Investment Agreement. The Company shall promptly deliver to Aspen copies of any such termination, amendment, modification, waiver or replacement.

(c) The Company shall use commercially reasonable efforts to take such actions and cause the holders of Company Capital Stock to provide all documentation, including investor questionnaires in a manner that satisfies the requirements of Rule 506 of Regulation D under the Securities Act or Section 4(a)(2) under the Securities Act or Rule 902 of Regulation S, including certifications to Aspen: that either (a) (i) such holder is and will be, as of the Effective Time, an “accredited investor” (as such term is defined in Rule 501 of Regulation D under the Securities Act) and as to the basis on which such holder is an accredited investor; or (ii) such holder is not and will not be, as of the Effective Time, an “accredited investor”, in which case such holder either alone or with such holder’s purchaser representative has such knowledge and experience in financial and business matters that such holder is capable of evaluating the merits and risks of the Aspen Common Stock; and (iii) that unless the shares are registered for resale the Aspen Common Stock is being acquired for such holder’s account for investment only and not with a view towards, or with any intention of, a distribution or resale thereof for at least a period of six (6) months following the Closing or (b) such holder is not a “U.S. person” within the meaning of Regulation S, Rule 902, promulgated by the SEC under the Securities Act.

(d) Notwithstanding Section 5.2(b)(iii)(A) and (C), beginning on or after June 1, 2024, the Company shall be able to draw down on any Concurrent Investment, in no event exceeding $25,000,000 in the aggregate, for purposes of funding general operating expenses of the Company in the Ordinary Course of Business (for the avoidance of doubt in accordance with the Company’s obligations pursuant to Section 5.2(b)). Any such shares of Company Common Stock issued upon conversion of such drawdown(s) shall be issued by the Company in accordance with Section 2.5(g) applied on a mutatis mutandis basis.

Section 7. Conditions Precedent to Obligations of Each Party. The obligations of each Party to effect the Merger and otherwise consummate the Contemplated Transactions to be consummated at the Closing are subject to the satisfaction or, to the extent permitted by applicable Law, the written waiver by each of the Parties, at or prior to the Closing, of each of the following conditions:

7.1 Effectiveness of Registration Statement. The Registration Statement shall have become effective in accordance with the provisions of the Securities Act, and shall not be subject to any stop order or proceeding (or threatened proceeding by the SEC) seeking a stop order with respect to the Registration Statement that has not been withdrawn.

7.2 No Restraints. No temporary restraining order, preliminary or permanent injunction or other Order preventing the consummation of the Contemplated Transactions shall have been issued by any court of competent jurisdiction or other Governmental Authority of competent jurisdiction and remain in effect and there shall not be any Law which has the effect of making the consummation of the Contemplated Transactions illegal.

7.3 Stockholder Approval. (a) Aspen shall have obtained the Required Aspen Stockholder Vote with respect to the Specified Aspen Stockholder Matters and (b) the Company shall have obtained the Required Company Stockholder Vote.

7.4 Listing. The approval of the listing of the additional shares of Aspen Common Stock on Nasdaq shall have been obtained and the shares of Aspen Common Stock to be issued in the Contemplated Transactions pursuant to this Agreement shall have been approved for listing (subject to official notice of issuance) on Nasdaq.

7.5 Lock-Up Agreements. The Lock-Up Agreements shall be in full force and effect.

7.6 Concurrent Investment. Cash proceeds of not less than the Concurrent Investment Amount shall have been received by the Company, or will be received by the Company substantially simultaneously with the Closing, in connection with the consummation of the transactions contemplated by the Concurrent Investment Agreements; provided that the condition in this Section 7.6 shall not be available to the Company if such cash proceeds in an amount not less than the Concurrent Investment Amount would have been received by the Company before or substantially simultaneously with the Closing, but for the breach or failure to perform by one or more Concurrent Investors that is a holder of Company Capital Stock or Company SAFEs as of the date hereof or an Affiliate thereof of the agreements or covenants required to be performed or complied with by such Concurrent Investor under the applicable Concurrent Investment Agreement.

Section 8. Additional Conditions Precedent to Obligations of Aspen and Merger Sub. The obligations of Aspen and Merger Sub to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by Aspen, at or prior to the Closing, of each of the following conditions:

8.1 Accuracy of Representations. The Company Fundamental Representations shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date). The Company Capitalization Representations shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date, except, in each case, (x) for such inaccuracies which are de minimis, individually or in the aggregate, or (y) for those representations and warranties which address matters only as of a particular date (which representations and warranties shall have been true and correct, subject to the qualifications as set forth in the preceding clause (x), as of such particular date). The representations and warranties of the Company contained in this Agreement (other than the Company Fundamental Representations and the Company Capitalization Representations) shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (a) in each case, or in the aggregate, where the failure to be so true and correct would not reasonably be expected to have a Company Material Adverse Effect (without giving effect to any references therein to any Company Material Adverse Effect or other materiality qualifications) or (b) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (a), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).

8.2 Performance of Covenants. The Company shall not have breached or failed to perform in any material respect any agreements or covenants required to be performed or complied with by it under this Agreement at or prior to the Effective Time.

8.3 Documents. Aspen shall have received the following documents, each of which shall be in full force and effect:

(a) a certificate executed by the Chief Executive Officer or Chief Financial Officer of the Company certifying (i) that the conditions set forth in Sections 8.1, 8.2, 8.4 and 8.5 have been duly satisfied and (ii) that the information (other than emails and addresses) set forth in the Allocation Certificate delivered by the company in accordance with Section 6.16 is true and accurate in all respects as of the Closing Date; and

(b) the Allocation Certificate.

8.4 No Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Company Material Adverse Effect that is continuing.

8.5 Company Stockholder Written Consent. The Company Stockholder Written Consent executed by the stockholders of the Company shall be in full force and effect.

8.6 FIRPTA Certificate. Aspen shall have received from the Company a certificate and accompanying notice to the IRS (together with written authorization for Aspen to deliver such notice to the Internal Revenue Service on behalf of the Company after the Closing), in each case duly executed by an executive officer of the Company and meeting the requirements of Treasury Regulations Section 1.1445-2(c)(3) and in accordance with the requirements of Treasury Regulations Section 1.897-2(h) and in substantially the form attached hereto as Exhibit E.

8.7 Company Conversions. The Company SAFEs Conversion and the Company Preferred Stock Conversion shall have been duly effected.

Section 9. Additional Conditions Precedent to Obligation of the Company. The obligations of the Company to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by the Company, at or prior to the Closing, of each of the following conditions:

9.1 Accuracy of Representations. Each of the Aspen Fundamental Representations shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date). The Aspen Capitalization Representations shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date, except, in each case, (x) for such inaccuracies which are de minimis, individually or in the aggregate or (y) for those representations and warranties which address matters only as of a particular date (which representations and warranties shall have been true and correct, subject to the qualifications as set forth in the preceding clause (x), as of such particular date). The representations and warranties of Aspen and Merger Sub contained in this Agreement (other than the Aspen Fundamental Representations and the Aspen Capitalization Representations) shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (a) in each case, or in the aggregate, where the failure to be true and correct would not reasonably be expected to have an Aspen Material Adverse Effect (without giving effect to any references therein to any Aspen Material Adverse Effect or other materiality qualifications) or (b) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (a), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Aspen Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).

9.2 Performance of Covenants. Aspen and Merger Sub shall not have breached or failed to perform in any material respect any agreements or covenants required to be performed or complied with by either of them under this Agreement at or prior to the Effective Time.

9.3 Documents. The Company shall have received the following documents, each of which shall be in full force and effect:

(a) a certificate executed by an executive officer of Aspen certifying that the conditions set forth in Sections 9.1, 9.2 and 9.4 have been duly satisfied;

(b) written resignations in forms satisfactory to the Company, dated as of the Closing Date and effective as of the Closing executed by the officers and directors of Aspen who are not to continue as officers or directors of Aspen pursuant to Section 6.13 hereof; and

(c) the Aspen Net Cash Schedule.

9.4 No Aspen Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Aspen Material Adverse Effect that is continuing.

9.5 Aspen Net Cash. Aspen Net Cash shall not be less than $50,000,000 as of immediately prior to the Effective Time.

9.6 Nasdaq Listing. The Aspen Common Stock shall be listed on Nasdaq as of immediately prior to the Closing; provided, that the condition in this Section 9.6 shall not be available to the Company if the Company has refused or unreasonably delayed, withheld or conditioned its consent to actions by Aspen to maintain or regain, as applicable, the listing of Aspen Common Stock on Nasdaq.

Section 10. Termination.

10.1 Termination. This Agreement may be terminated prior to the Effective Time (whether before or after adoption of this Agreement by the Company’s stockholders and whether before or after approval of the Aspen Stockholder Matters by Aspen’s stockholders, unless otherwise specified below):

(a) by mutual written consent of Aspen and the Company;

(b) by either Aspen or the Company if the Merger shall not have been consummated by October 31, 2024 (the “End Date”); provided, however, that the right to terminate this Agreement under this Section 10.1(b) shall not be available to the Company or Aspen if such Party’s (or in the case of Aspen, Merger Sub) action or failure to act has been a principal cause of the failure of the Merger to occur on or before the End Date and such action or failure to act constitutes a breach of this Agreement;

(c) by either Aspen or the Company if a court or other Governmental Authority of competent jurisdiction shall have issued a final and nonappealable Order, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Contemplated Transactions;

(d) by Aspen if the Required Company Stockholder Vote shall not have been obtained within four (4) Business Days after the Registration Statement has become effective in accordance with the provisions of the Securities Act; provided, however, that once the approval by irrevocable written consent from Company Stockholders representing no less than 88% of the voting power of the Company has been obtained, Aspen may not terminate this Agreement pursuant to this Section 10.1(d);

(e) by either Aspen or the Company if (i) the Aspen Stockholder Meeting (including any adjournments and postponements thereof) shall have been held and completed and Aspen’s stockholders shall have taken a final vote on the Specified Aspen Stockholder Matters and (ii) the Specified Aspen Stockholder Matters shall not have been approved at the Aspen Stockholder Meeting (or at any adjournment or postponement thereof) by the Required Aspen Stockholder Vote;

(f) by the Company (at any time prior to the approval of the Specified Aspen Stockholder Matters by the Required Aspen Stockholder Vote) if an Aspen Triggering Event shall have occurred;

(g) by the Company, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement by Aspen or Merger Sub or if any representation or warranty of Aspen or Merger Sub shall have become inaccurate, in either case, such that the conditions set forth in Section 9.1 or Section 9.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided, that the Company is not then in material breach of any representation, warranty, covenant or agreement under this Agreement; provided further, that if such inaccuracy in Aspen’s or Merger Sub’s representations and warranties or breach by Aspen or Merger Sub of any representation, warranty, covenant or agreement is curable by Aspen or Merger Sub, then this Agreement shall not terminate pursuant to this Section 10.1(g) as a result of such particular breach or inaccuracy until the earlier of (i) the expiration of a thirty-(30) day period commencing upon delivery of written notice from the Company to Aspen or Merger Sub of such breach or inaccuracy and its intention to terminate pursuant to this Section 10.1(g) and (ii) Aspen or Merger Sub (as applicable) ceasing to exercise commercially reasonable efforts to cure such breach following delivery of written notice from the Company to Aspen or Merger Sub of such breach or inaccuracy, its intention to terminate pursuant to this Section 10.1(g), and its enumeration of all of the specific commercially reasonable efforts that it believes ought to be taken to cure such breach (it being understood that this Agreement shall not terminate pursuant to this Section 10.1(g) as a result of such particular breach or inaccuracy if such breach by Aspen or Merger Sub is cured prior to such termination becoming effective);

(h) by Aspen, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement by the Company or if any representation or warranty of the Company shall have become inaccurate, in either case, such that the conditions set forth in Section 8.1 or Section 8.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that Aspen is not then in material breach of any representation, warranty, covenant or agreement under this Agreement; provided, further, that if such inaccuracy in the Company’s representations and warranties or breach by the Company of any representation, warranty, covenant or agreement is curable by the Company then this Agreement shall not terminate pursuant to this Section 10.1(h) as a result of such particular breach or inaccuracy until the earlier of (i) the expiration of a thirty-(30) day period commencing upon delivery of written notice from Aspen to the Company of such breach or inaccuracy and its intention to terminate pursuant to this Section 10.1(h) and (ii) the Company ceasing to exercise commercially reasonable efforts to cure such breach following delivery of written notice from Aspen to the Company of such breach or inaccuracy, its intention to terminate pursuant to this Section 10.1(h), and its enumeration of all of the specific commercially reasonable efforts that it believes ought to be taken to cure such breach (it being understood that this Agreement shall not terminate pursuant to this Section 10.1(h) as a result of such particular breach or inaccuracy if such breach by the Company is cured prior to such termination becoming effective);

(i) by Aspen (at any time prior to the approval of the Specified Aspen Stockholder Matters by the Required Aspen Stockholder Vote) and following compliance with all of the requirements set forth in Section 5.4 and Section 6.3, upon the Aspen Board authorizing Aspen to enter into a Permitted Alternative Agreement; provided, however, that Aspen shall concurrently pay to the Company the Company Termination Fee in accordance with Section 10.3(c); or

(j) by Aspen (at any time prior to the Required Company Stockholder Vote being obtained) if a Company Triggering Event shall have occurred.

The Party desiring to terminate this Agreement pursuant to this Section 10.1 (other than pursuant to Section 10.1(a)) shall give a notice of such termination to the other Party specifying the provisions hereof pursuant to which such termination is made and the basis therefor described in reasonable detail.

10.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 10.1, this Agreement shall be of no further force or effect; provided, however, that (a) this Section 10.2, Section 6.9, Section 10.3 and Section 11 (and the related definitions of the defined terms in such section) shall survive the termination of this Agreement and shall remain in full force and effect and (b) the termination of this Agreement and the provisions of Section 10.3 shall not relieve any Party of any liability for fraud or for any willful and material breach of any representation, warranty, covenant, obligation or other provision contained in this Agreement.

10.3 Expenses; Termination Fees.

(a) Except as set forth in this Section 10.3 and Section 6.10, all fees and expenses incurred in connection with this Agreement and the Contemplated Transactions shall be paid by the Party incurring such expenses, whether or not the Merger is consummated.

(b) If (i) at any time after the date of this Agreement and prior to the Aspen Stockholder Meeting, an Acquisition Proposal with respect to Aspen shall have been publicly announced or disclosed or otherwise made known to the Aspen Board (and shall not have been withdrawn), (ii) this Agreement is terminated by Aspen or the Company pursuant to Section 10.1(e) or by the Company pursuant to Section 10.1(g), and (iii) within twelve (12) months after the date of such termination, Aspen enters into a definitive agreement with respect to any Acquisition Transaction or consummates any Acquisition Transaction (in each event with all references to 20% in the definition of Acquisition Transaction being treated as references to 50% for these purposes), then Aspen shall pay or cause to be paid to the Company, within ten (10) Business Days after such termination (or, if applicable, upon such entry into a definitive agreement or consummation of such Acquisition Transaction), a nonrefundable fee in an amount equal to $2,712,500 (the “Aspen Termination Fee”). For the avoidance of doubt, a liquidation or dissolution of Aspen shall in no event be deemed to constitute an Acquisition Transaction for purposes of this Section 10.3(b).

(c) If this Agreement is terminated (i) by the Company or Aspen pursuant to Section 10.1(b) (when at the time this Agreement is terminated, the Company had the right to terminate this Agreement pursuant to Section 10.1(f)) or (ii) by the Company pursuant to Section 10.1(f), then Aspen shall pay or cause to be paid to the Company, concurrent with such termination, the Aspen Termination Fee or (ii) by Aspen pursuant to Section 10.1(i), then Aspen shall pay or cause to be paid to the Company, concurrent with such termination, the Aspen Termination Fee.

(d) If this Agreement is terminated by the Company pursuant to Section 10.1(e), Aspen shall reimburse or cause to be reimbursed to the Company for all reasonable out-of-pocket fees and expenses incurred by the Company in connection with this Agreement and the Contemplated Transactions, up to a maximum of $650,000, by wire transfer of same-day funds within ten (10) Business Days following the date on which the Company submits to Aspen true and correct copies of reasonable documentation supporting such expenses. For the avoidance of doubt, the expense reimbursement pursuant to this Section 10.3(d), to the extent paid, shall be credited against any Aspen Termination Fee that becomes payable thereafter.

(e) If (i) at any time after the date of this Agreement and prior to the receipt of the Required Company Stockholder Vote, an Acquisition Proposal with respect to the Company shall have been publicly announced or disclosed or otherwise made known to the Company Board (and shall not have been withdrawn), (ii) this Agreement is terminated by Aspen pursuant to Section 10.1(h), and (iii) within twelve (12) months after the date of such termination, the Company enters into a definitive agreement with respect to any Acquisition Transaction or consummates any Acquisition Transaction (in each event with all references to 20% in the definition of Acquisition Transaction being treated as references to 50% for these purposes), then the Company shall pay or cause to be paid to Aspen, within ten (10) Business Days after such termination (or, if applicable, upon such entry into a definitive agreement or consummation of such Acquisition Transaction), a nonrefundable fee in an amount equal to $4,900,000 (the “Company Termination Fee”).

(f) If this Agreement is terminated (i) by Aspen or the Company pursuant to Section 10.1(b) (when at the time this Agreement is terminated, Aspen had the right to terminate this Agreement pursuant to Section 10.1(j)), (ii) by Aspen pursuant to Section 10.1(d) or (iii) by Aspen pursuant to Section 10.1(j), then the Company shall pay or cause to be paid to Aspen, by wire transfer of same-day funds within ten (10) Business Days after such termination, the Company Termination Fee.

(g) If either Party fails to pay when due any amount payable by it under this Section 10.3, then (i) such Party shall reimburse the other Party for reasonable costs and expenses (including reasonable fees and disbursements of counsel) incurred in connection with the collection of such overdue amount and the enforcement by the other Party of its rights under this Section 10.3 and (ii) such Party shall pay to the other Party interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to the other Party in full) at a rate per annum equal to the “prime rate” (as published in The Wall Street Journal) in effect on the date such overdue amount was originally required to be paid plus three (3) percent.

(h) The Parties agree that, subject to Section 10.2, the payment of the fees and expenses set forth in this Section 10.3 shall be the sole and exclusive remedy of each Party following a termination of this Agreement under the circumstances described in this Section 10.3, it being understood that in no event shall either Aspen or the Company be required to pay the individual fees or damages payable pursuant to this Section 10.3 on more than one occasion. Subject to Section 10.2, following the payment of the fees and expenses set forth in this Section 10.3 by a Party, (i) such Party shall have no further liability to the other Party in connection with or arising out of this Agreement or the termination thereof, any breach of this Agreement by the other Party giving rise to such termination, or the failure of the Contemplated Transactions to be consummated, (ii) no other Party or their respective Affiliates shall be entitled to bring or maintain any other claim, action or proceeding against such Party or seek to obtain any recovery, judgment or damages of any kind against such Party (or any partner, member, stockholder, director, officer, employee, Subsidiary, Affiliate, agent or other Representative of such Party) in connection with or arising out of this Agreement or the termination thereof, any breach by such Party giving rise to such termination or the failure of the Contemplated Transactions to be consummated and (iii) all other Parties and their respective Affiliates shall be precluded from any other remedy against such Party and its Affiliates, at law or in equity or otherwise, in connection with or arising out of this Agreement or the termination thereof, any breach by such Party giving rise to such termination or the failure of the Contemplated Transactions to be consummated. Each of the Parties acknowledges that (x) the agreements contained in this Section 10.3 are an integral part of the Contemplated Transactions, (y) without these agreements, the Parties would not enter into this Agreement and (z) any amount payable pursuant to this Section 10.3 is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate the Parties in the circumstances in which such amount is payable; provided, however, that nothing in this Section 10.3(h) shall limit the rights of the Parties under Section 11.10. For the avoidance of doubt, nothing in this Section 10.3(h) shall limit the remedies of the Parties under the Confidentiality Agreement. Notwithstanding the foregoing or anything else to the contrary in this Agreement, nothing herein shall affect the rights of Aspen to seek full recovery and remedy, including specific performance, for any willful and material breach of the Company Stockholder Support Agreements.

Section 11. Miscellaneous Provisions.

11.1 Non-Survival of Representations and Warranties. The representations and warranties of the Company, Aspen and Merger Sub contained in this Agreement or any certificate or instrument delivered pursuant to this Agreement shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time and this Section 11 shall survive the Effective Time.

11.2 Amendment. This Agreement may be amended with the approval of the respective boards of directors of the Company, Merger Sub and Aspen at any time (whether before or after the adoption and approval of this Agreement by the Company’s stockholders or before or after obtaining the Required Aspen Stockholder Vote); provided, however, that after any such approval of this Agreement by a Party’s stockholders, no amendment shall be made which by Law requires further approval of such stockholders without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Company, Merger Sub and Aspen.

11.3 Waiver.

(a) Any provision hereof may be waived by the waiving Party solely on such Party’s own behalf, without the consent of any other Party. No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(b) No Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

11.4 Entire Agreement; Counterparts; Exchanges by Electronic Transmission. This Agreement and the other schedules, exhibits, certificates, instruments and agreements referred to in this Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the Parties with respect to the subject matter hereof and thereof; provided, however, that the Confidentiality Agreement shall not be superseded and shall remain in full force and effect in accordance with its terms. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all Parties by electronic transmission in PDF format shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

11.5 Applicable Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws. In any action or proceeding between any of the Parties arising out of or relating to this Agreement or any of the Contemplated Transactions, each of the Parties: (a) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, (b) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (a) of this Section 11.5, (c) waives any objection to laying venue in any such action or proceeding in such courts, (d) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any Party, (e) agrees that service of process upon such Party in any such action or proceeding shall be effective if notice is given in accordance with Section 11.7 of this Agreement and (f) irrevocably and unconditionally waives the right to trial by jury.

11.6 Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any of a Party’s rights or obligations hereunder may be assigned or delegated by such Party without the prior written consent of the other Party, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by such Party without the other Party’s prior written consent shall be void and of no effect.

11.7 Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (a) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, (b) upon delivery in the case of delivery by hand or (c) on the date delivered in the place of delivery if sent by email (with a written or electronic confirmation of delivery) prior to 6:00 p.m. (New York City time), otherwise on the next succeeding Business Day, in each case to the intended recipient as set forth below:

if to Aspen or Merger Sub:

Erik Ostrowski

President and Interim Chief Executive Officer

AVROBIO, Inc.

100 Technology Square

Cambridge, MA 02139

Email: erik.ostrowski@avrobio.com, generalcounsel@avrobio.com with a copy to (which shall not constitute notice):

Goodwin Procter LLP

100 Northern Avenue

Boston, MA 02210

Attention: Mitch Bloom; Rob Masella; James Ding; Adam Johnson

Email: mbloom@goodwinlaw.com; rmasella@goodwinlaw.com; jding@goodwinlaw.com;

adamjohnson@goodwinlaw.com

if to the Company:

Tectonic Therapeutic, Inc.

490 Arsenal Way, Suite 210

Watertown, MA 02472

Attention: Alise Reicin, Chief Executive Officer

Email: areicin@tectonictx.com

with a copy to (which shall not constitute notice):

Cooley LLP

500 Boylston Street

Boston, MA 02116

Attention:    Miguel Vega; Marc Recht; Michael Rohr

E-mail:     mvega@cooley.com; mrecht@cooley.com; mrohr@cooley.com

11.8 Cooperation. Each Party agrees to cooperate fully with the other Party and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by the other Party to evidence or reflect the Contemplated Transactions and to carry out the intent and purposes of this Agreement.

11.9 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

11.10 Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms (including failing to take such actions as are required of it hereunder to consummate this Agreement) or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, this being in addition to any other remedy to which they are entitled at law or in equity, and each of the Parties waives any bond, surety or other security that might be required of any other Party with respect thereto. Each of the Parties further agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other Party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity.

11.11 No Third-Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the Parties and the D&O Indemnified Parties to the extent of their respective rights pursuant to Section 6.8) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.

AVROBIO, INC.

By:

Name:

Title:

ALPINE MERGER SUBSIDIARY, INC.

By:

Name:

Title:

[Signature Page to Agreement and Plan of Merger and Reorganization]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.

TECTONIC THERAPEUTIC, INC.

By:

Name:

Title:

[Signature Page to Agreement and Plan of Merger]